

03024463

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Assa Abloy AB

*CURRENT ADDRESS P.O. Box 70340
SE-107
23 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

FILE NO. 82- 34735 FISCAL YEAR 12/31/01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DATE: 7/10/03

ASSA ABLOY

Annual Report 2001


ASSA ABLOY
The World's Leading Lock Group



Contents



The Annual General Meeting of ASSA ABLOY AB will be held at 'Cirkus', Djurgårdsslätten, Djurgården, Stockholm at 3 p.m. on Monday 29 April 2002.

Notice of attendance at the Annual General Meeting

Shareholders wishing to attend the Meeting must:
- be recorded in the register of shareholders kept by Värdepapperscentralen VPC AB (Swedish Central Securities Depository and Clearing Organization), no later than 19 April 2002 and:
- give notice of attendance to ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm, tel. +46 8 506 485 00, fax. +46 8 506 485 85 or on www.assaabloy.com by 4 p.m. on 23 April 2002. Notification must include the shareholder's name and personal identity number as well as information regarding the number of shares held.

Any shareholder whose shares are nominee-registered must also, in order to be entitled to take part in the Meeting, request a temporary entry in the register of shareholders kept by VPC. Shareholders must notify the nominee about this well before 19 April 2002, when this entry must have been effected.

Financial information from ASSA ABLOY will be published as follows:

Interim Reports:
1 January - 31 March: 29 April 2002
1 January - 30 June: 9 August 2002
1 January - 30 September: 6 November 2002

Year-end Report for 2002:
6 February 2003

Annual Report for 2002:
March 2003

Annual Reports and other Reports may be ordered from:
ASSA ABLOY AB
P.O. Box 70340
SE-107 23 Stockholm
Sweden
Tel. +46 8 506 485 00
Fax. +46 8 506 485 85
www.assaabloy.com



ASSA ABLOY: growth profile

Stable organic growth

- Trend towards higher security
- Aftermarket sales more than half the volume
- Electromechanical products – cross sales – new markets

Increasing margins

- Improvements in each unit
  - benchmarking
  - transfer of know-how

Cash flow even stronger

- Work flow and balance sheet rationalization
- Goodwill amortization

Consolidation opportunities – focus on earnings per share (EPS)

- Fragmented industry – harmonization and R&D requirements lead to consolidation
- Strong cash flow funds acquisitions

The year 2001 in brief:

Successful global integration and continued expansion

- Sales increased by 56 percent to SEK 22,510 M (14,394).
- Organic growth for comparable units was 3 percent.
- Income before tax increased by 17 percent to SEK 1,642 M* (1,402).
- Earnings per share (EPS) increased by 9 percent to SEK 2.98* (2.73).
- Earnings per share before goodwill amortization increased by 39 percent to SEK 5.39* (3.88).
- Operating cash flow amounted to SEK 2,338 M (1,756).
- Successful integration of 30 new companies with 12,000 employees.
- Integration Project – Volvo Ocean Race

The Group's participation in the Volvo Ocean Race has proved to be an extremely important and successful tool in the work of integrating 30 new companies and their 12,000 employees. There is a perfect geographical match between the Race and the Group, and the project is a highly effective vehicle for uniting employees, partners and customers.

- Refinancing of the Group

ASSA ABLOY has restructured its financing during the year. Bank financing has been replaced by capital-market-based long-term bonds and short-term fundings. One of the activities was to issue a 5-year EUR 600 M bond loan, which was oversubscribed several times.

- Incentive program for the employees

An incentive program for the Group's employees was introduced. The program, which is based on convertible bonds, has a total value of EUR 100 M. The program was heavily oversubscribed and over 4,500 employees are taking part.

- Acquisitions during 2001

Nine companies were acquired during 2001. The acquisitions represent significant additions to the Group and add geographical and product strengths. The companies acquired during 2001 have sales, pro forma, of SEK 4.5 billion, of which SEK 2.0 billion has been consolidated. Total acquisition price amounts to SEK 4.0 billion. Goodwill amounts to SEK 2.0 billion, of which SEK 1.4 billion will be tax-deductible.

*excluding provision for the Merrimac dispute, USD 12.5 M plus interest (SEK 166 M).

“We are turning 100 companies into one global team with a common mission and a common mindset”

2001 has been our most interesting and challenging year so far. Sales increased by 56 percent, and our participation in the Volvo Ocean Race has proved to be an extremely important and successful tool in the work of integrating 30 new companies and their 12,000 employees. As we follow our boat around the world we are making sure in local management meetings that our common way of working is understood, accepted and quickly implemented. This also gives us a chance to inform our business partners about our ideas for the future, and we can make people around the world understand that behind each famous local brand there is a strong global leader.

A successful year in a slowing world economy

Our goal is to build a true world-leading company in the area of locking solutions through a three-step strategy:

- Establish a global platform through acquiring and developing companies with locally established positions, strong brands and significant installed product bases as well as a good recurring cash flow.
- Develop our Group strength through synergies, joint development projects and expansion of our areas of expertise.
- Accelerate our organic growth through our worldwide sales network by offering products that meet rising demands for security, including new and more advanced technologies.

This year we have taken a significant step towards our goal, and are now well established in all parts of the world. Sales increased 56 percent to SEK 22,510 M, and on a pro forma basis exceed SEK 25 billion. Organic growth was 3 percent, two points down from last year mainly due to the slower world economy and the dramatic drop in demand in the hotel segment.

Income before tax and non-recurring items grew by 17 percent to SEK 1,642 M. Our work to improve efficiency continues. This is not reflected in our reported margin development because of the large new acquired volumes with lower margins.

Earnings per share excluding non-recurring items increased by 9 percent, diluted by last year's share issues. Cash flow after capital expenditure amounted to SEK 2,338 M, an indication of the quality of the earnings.

The year's major task of integrating the Yale group is running according to our acquisition plan. The clean-out of unprofitable low-end products has started.

The profit improvement potential is well in line with our expectations. The professionalism and enthusiasm among employees is encouraging.

Our North American operations have shown steady organic growth despite the slowing economy and the September terrorist attacks. Margins continue to increase and the many acquisitions have added new products and markets. This constitutes a solid platform for continued strong development.

The European companies have also experienced a slower economy. Their organic growth was mainly driven by continued market and product development. Lips in the Netherlands is quickly improving its profitability, while the turnaround of Yale in the UK requires more time-consuming product and market development.

Australia ended the year strongly as a result of successful market development and cross-selling projects. Our New Markets in eastern Europe, South America, Israel, Asia and Africa form an interesting growth area. The hotel segment faced a dramatic downturn after the September events. On the other hand we saw a clearly increased demand for identification products for access control as a result of a general increased focus on security.

Continued acquisitions – increased opportunities for organic growth

We are continuing to grow our installed base through acquisitions of traditional lock companies. Obvious examples include Yale (with established positions in many markets throughout the world), Phillips in Mexico, Interlock in New Zealand and Viro in South Africa.

© Thierry Martinez

We are also expanding our product portfolio and areas of technical expertise. Through the acquisitions of HID and Indala we have created a base for leadership in the area of identification products for access control systems. This is a fast-growing business and will play a vital part in the development of more intelligent locks.

Every acquisition also adds organic growth opportunities. All our companies work on growth projects to expand their product line or enter new sales channels with existing products. The ASSA ABLOY Product Information Database (PID), which contains all Group products, significantly simplifies such internal cross-selling.

Local business and local excellence with the strength of a global leader

The lock business is local. A strong local presence with local products and close customer relations is an obvious advantage. We therefore operate in a multi-domestic structure and spread best practice through intense and inspiring benchmarking, well-established working models and case studies of sister companies. The potential for margin improvements throughout the Group is significant.

The local companies also benefit from Group resources such as more advanced technologies, manufacturing of more global products, joint efforts in emerging markets, funding and so on. In this way we are able to offer genuine value to the individual customer in a world where economy of scale is a must.

Developing Group strength

For the third time since the Group was founded we have launched an incentive program for our employees. The program was heavily oversubscribed and more than 4500 people signed up for a total of EUR 100 M. In addition we have refinanced our Group during the fall to support our growth strategy: previous bank financing has been replaced by capital-market-based bonds and short-term fundings.

We are increasing our efforts in the area of new technologies. There is significant potential for various forms of intelligent locks, as a result of a growing need for security combined with convenience and safety.

The CLIQ masterkeying cylinder was launched in the fall. This intelligent electromechanical cylinder is the first of its kind, powered from the key and therefore easy to install and use. It combines the strength of conventional cylinders with full electronic key and access control. CLIQ was developed in an international project where the best R&D engineers from our Group companies collaborated with outside experts.

Our leadership role in increasing security

Our goal is to become 'The world's leading lock group'. Today this is a reality in terms of size, although the lock business is still very fragmented. However we will not be satisfied until our customers and partners feel that we are providing the best and most innovative locking solutions for increased security in every way, including the best service and support.

We are living in a world with a growing need for security. All security work starts with understanding risks and the likely consequences of an incident. The US attacks in September sadly displayed to us all the importance of giving security matters the right attention. Even in these devastating circumstances, the majority of the people involved managed to escape in time due to rigorous security planning and regular safety drills.

It is our role to develop awareness and knowledge about risks and ways of improving security. Our locking solutions are used in daily lives in homes, schools, hospitals, shops and offices. The crucial issue is always the same: to provide security that also allows safe and efficient escape in emergency situations and that is convenient enough to ensure proper usage.

The results of a recent survey in France highlight the importance of information and education in security-related work. We asked 1000 people representing the market about their attitudes to security. 26 percent had experienced an intrusion. Trauma and the loss of personal items were far bigger issues than the loss of valuables covered by insurance. 71 percent stated that they had improved their locks and physical security after the intrusion.

Unlock Your Life – Our Brand Mission

We have agreed on a brand strategy for the Group. All business is carried out under our strong local brands. ASSA ABLOY is the endorsement brand guaranteeing world-leading technologies, operational best practice, human resource development and financial strength. At the core of our brand strategy lies our belief that by providing efficient locking solutions we make the world safer and more secure, creating more freedom in people's lives. 'Unlock Your Life' describes this and will be used as the theme for our increased market communication over the coming years.

We expect continued good development

Our major acquisitions made in recent years have considerably strengthened the Group. We have successfully completed the first and most critical part of the integration process, and the task of realizing synergies is now being intensified.

Our Group will be able to take advantage of our world-leading Research and Development and our global distribution strength to meet people's increasing needs for security. There are opportunities for higher margins in both old and newly acquired companies. In addition, the restructuring of the lock industry is continuing and creates opportunities for further acquisitions. All in all we therefore look forward to continued good sales and profit development.

Stockholm, February 2002



Carl-Henric Svanberg
President & CEO

Income statement

	2001 EUR M[1]	2001 SEK M	2000 SEK M	1999 SEK M
Sales	2,436	22,510	14,394	10,277
Cost of goods sold	-1,500	-13,863	-8,568	-6,282
Gross income	**936**	**8,647**	**5,827**	**3,995**
Selling and administrative expenses	-594	-5,488	-3,719	-2,612
Operating income before goodwill amortization	**342**	**3,159**	**2,107**	**1,383**
Goodwill amortization	-93	-860	-387	-189
Non-recurring items	-18	-166		
Operating income	**231**	**2,133**	**1,720**	**1,194**
Financial items	-72	-664	-331	-230
Share in earnings of associated companies	1	7	12	17
Income before tax	**160**	**1,476**	**1,402**	**981**
Tax	-55	-507	-453	-348
Minority interests	-2	-20	-34	-14
Net income	**103**	**949**	**915**	**619**

Operating Cash Flow

	2001 EUR M[1]	2001 SEK M	2000 SEK M	1999 SEK M
Operating income before goodwill amortization	342	3,159	2,107	1,382
Depreciation and amortization (excluding goodwill)	93	861	598	478
Net capital expenditure	-90	-830	-497	-390
Change in working capital	-8	-77	-94	-27
Paid and recieved interest	-88	-817	-357	-227
Adjustment for non-cash items	5	43	-2	2
Operating cash flow	**253**	**2,338**	**1,756**	**1,218**

Capital employed and financing

	2001 EUR M[2]	2001 SEK M	2000 SEK M	1999 SEK M
Capital employed	2,993	27,861	19,779	8,534
- of which goodwill	1,758	16,371	12,078	3,246
Net debt	1,669	15,534	8,560	2,998
Minority interests	52	481	560	267
Shareholders' equity	1,272	11,846	10,659	5,269

The ASSA ABLOY product portfolio


Security doors and fittings, 15%
Mechanical locks, lock systems and accessories, 62%
Industrial locks, 4%
Electromechanical locks and electronic locks, 19%

Sales by organizational unit [3]

	2001 EUR M[1]	2001 SEK M	2000 SEK M	1999 SEK M
Scandinavia	213	1,971	1,889	1,777
Finland	126	1,165	1,060	898
Central Europe[5]	155	1,432	1,027	575
South Europe[6]	314	2,905	2,232	1,682
United Kingdom	167	1,545	665	270
North America	1,048	9,682	5,409	3,721
South Pacific	91	841	772	590
New Markets[7]	191	1,764	981	354
Hotel locks	114	1,056	1,052	965
Identification	113	1,043	-	-
Elimination of internal sales	-96	-894	-693	-555
Total	**2,436**	**22,510**	**14,394**	**10 277**

Sales by country [4]

	2001 EUR M[1]	2001 SEK M	2000 SEK M	1999 SEK M
USA	1,075	9,935	5,418	3,835
France	206	1,904	1,647	1,419
United Kingdom	167	1,545	763	340
Germany	104	963	780	528
Sweden	93	855	839	741
Australia	84	775	724	563
Finland	72	662	606	540
Canada	72	661	373	267
Norway	58	538	500	476
Mexico	48	445	152	37
Denmark	46	424	365	329
Italy	37	344	214	68
Spain	37	341	178	100
Asia (excl. China, Hong Kong and Japan)	33	305	198	113
The Netherlands	33	304	167	89
Africa	32	292	110	40
China	31	286	125	62
Middle East	31	282	201	40
Belgium	27	248	171	147
Czech Republic	22	200	165	159
South America	20	185	94	25
Japan	16	145	50	25
Central America (excl. Mexico)	15	141	46	4
Switzerland	15	137	57	36
New Zealand	7	66	39	32
Poland	7	65	55	43
Baltic Countries	6	59	43	34
Russia	6	54	28	15
Romania	5	50	48	0
Portugal	5	49	40	23
Other Countries	27	250	198	147
Total	**2,436**	**22,510**	**14,394**	**10,277**

1) 1 EUR = 9.24 SEK 2) 1 EUR = 9.31 SEK 3) Including exports from each market.
4) Sales to customers in each country 5) Germany, the Netherlands, Switzerland and Austria.
6) France, Belgium, Spain and Italy. 7) Asia, eastern Europe, South America, southern Africa and Israel.

Key data

	2001	2000 **	1999 **	1998	1997
Sales, SEK M	22,510	14,394	10,277	8,582	6,968
Organic growth, %	3	5	5	6	8
Gross margin (EBITDA), %	17.9	18.8	18.1	18.5	16.8
Operating margin before goodwill amortization (EBITA), %	14.0	14.6	13.5	12.8	11.6
Operating margin (EBIT), %	10.2*	12.0	11.6	11.2	10.1
Income before tax, SEK M	1,642*	1,402	981	748	537
Profit margin (EBT), %	7.3*	9.7	9.5	8.7	7.7
Operating cash flow, SEK M	2,338	1,756	1,218	1,028	796
Operating cash flow / Income before tax	1.42*	1.25	1.24	1.37	1.48
Net capital expenditure, SEK M	830	497	391	316	260
Depreciation and amortization SEK M	1,721	985	667	623	461
Total assets, SEK M	34,669	26,029	11,241	9,219	7,692
Shareholders' equity, SEK M	11,846	10,659	5,269	2,715	2,317
Net debt, SEK M	15,534	8,560	2,998	4,237	3,442
Capital employed, SEK M	27,861	19,779	8,534	6,984	5,783
Capital employed excluding goodwill, SEK M	11,490	7,701	5,288	4,460	3,948
Equity ratio, %	35.6	43.1	49.2	29.8	30.4
Interest coverage ratio, times	3.5*	5.5	5.3	4.4	4.1
Net debt / equity ratio, times	1.31	0.80	0.57	1.56	1.49
Return on shareholders' equity, %	8.9*	13.3	16.2	19.0	17.2
Return on capital employed before goodwill amortization, %	32.9*	34.2	28.7	26.4	25.2
Return on capital employed, %	9.7*	13.7	15.6	15.2	15.3
Operational return on capital employed, %	13.3*	16.7	17.9	17.4	17.6
Earnings per share after tax and full conversion, SEK	2.98*	2.73	2.00***	1.76***	1.23***
Earnings per share after tax and full conversion excluding goodwill, SEK	5.39*	3.88	2.61	2.21	1.59
Interest on convertible debenture loan net after tax, SEK M	9.0	8.5	8.7	11.7	3.2
Cash earnings per share after tax and full conversion, SEK	8.07*	5.81	4.10***	3.75***	2.72***
Shareholders' equity per share after full conversion, SEK	35.80	30.58	16.95***	9.93***	8.64***
Number of shares, thousands	353,751	352,453	314,409	284,304	282,928
Number of shares after full conversion, thousands	361,730	356,712	324,200	295,448	295,448
Average number of employees	24,211	16,881	12,654	10,545	8,088

* Key data for 2001 are exclusive non-recurring items.
** Key data for 1999 and 2000 have been adjusted for changes in accounting principles
*** *Comparative figures are adjusted for dilution related to new rights issue, with the adjustment factor 0,987.*

Definitions

- **Organic growth:** Change in sales for comparable units in local currency and adjusted for acquisitions.
- **Gross margin:** Operating income before depreciation and amortization as a percentage of sales.
- **Operating margin before goodwill amortization:** Operating income before goodwill amortization as a percentage of sales.
- **Operating margin:** Operating income as a percentage of sales.
- **Profit margin:** Income before tax as a percentage of sales.
- **Operating cash flow:** Based on the consolidated cash flow statement.
- **Net capital expenditure:** Purchase of tangible fixed assets reduced by sale of tangible fixed assets.
- **Depreciation and amortization:** Depreciation / amortization of tangible and intangible fixed assets.
- **Net debt:** Interest-bearing liabilities less interest-bearing assets.
- **Capital employed:** Total assets reduced by interest-bearing assets and non-interest-bearing liabilities including deferred tax liability.
- **Capital employed excl. goodwill:** Total assets reduced by interest-bearing assets, non-interest-bearing liabilities including deferred tax liability, and goodwill.
- **Asset/equity ratio:** Shareholders' equity including minority interests as a percentage of total assets.
- **Interest coverage ratio:** Income before tax plus interest net in relation to interest net.
- **Return on shareholders' equity:** Net income plus interest expense after tax regarding convertible debenture loan in relation to average shareholders' equity after full conversion.
- **Return on capital employed before goodwill amortization:** Income before tax plus interest net and goodwill amortization in relation to average capital employed excluding goodwill.
- **Return on capital employed:** Income before tax plus interest net in relation to average capital employed.
- **Operational return on capital employed:** Income before tax plus interest net and goodwill amortization in relation to average capital employed.
- **Earnings per share after tax and full conversion:** Net income plus interest expenses after tax regarding convertible debenture loan in relation to weighted average number of shares after full conversion.
- **Earnings per share after tax and full conversion excluding goodwill:** Net income excluding goodwill amortization plus interest expenses after tax regarding convertible debenture loan in relation to weighted average number of shares after full conversion.
- **Cash earnings per share after tax and full conversion:** Net income plus interest expenses after tax regarding convertible debenture loan, plus depreciation, amortization and minority interests, minus share in earnings of associated companies and adjusted for change in deferred tax in relation to weighted average number of shares after full conversion.
- **Shareholders' equity per share after full conversion:** Shareholders' equity plus convertible debenture loan in relation to number of shares after full conversion.


SEK M
SEK M
24,000
20,000
16,000
12,000
8,000
4,000
0
1,800
1,500
1,200
900
600
300
0
1995 1996 1997 1998 1999 2000 2001
Sales
Income before tax*


SEK M
%
30,000
24,000
18,000
12,000
6,000
0
40
32
24
16
8
0
1995 1996 1997 1998 1999 2000 2001
Capital employed
Return on capital employed*
Return on capital employed before goodwill amortization*


SEK M
2,500
2,000
1,500
1,000
500
0
1995 1996 1997 1998 1999 2000 2001
Income before tax*
Operating cash flow


SEK
6
5
4
3
2
1
0
1995 1996 1997 1998 1999 2000 2001
Earnings per share*
Earnings per share excl. goodwill*

ASSA ABLOY AB has been listed on the Stockholm Exchange since 8 November 1994. In October 1995, the share was moved to the A list. The price of the ASSA ABLOY share fell by 18.2 percent in 2001. During the same period, Stockholm Exchange All-Share (SAX) fell by 16.9 percent. The closing price at year-end was SEK 151.0, corresponding to a market capitalization of SEK 53,416 M. Including all shares due for conversion, the market capitalization is calculated to be SEK 54,621 M. The number of shareholders at year-end was approximately 20,700. Investors outside Sweden, including Wärtsilä Corporation, account for 56 percent of the capital.

During the year a total of 294 million shares were traded, which is an average of approximately 1,176,078 shares per trading day and represents about 83 percent of the issued shares.

Share capital

ASSA ABLOY's share capital at year-end amounted to SEK 353,751,412, distributed among 19,175,323 Series A shares and 334,576,089 Series B shares. All shares have a par value of SEK 1.00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries 10 votes and each Series B share one vote.

Convertible debentures for personnel

The ASSA ABLOY Group has issued convertible debentures to employees in the Group. About 400 employees participated in the first issue in 1995. The debenture amounted to SEK 75,004,375 and ran from 29 June 1995 to 30 June 2000. Conversion to Series B shares took place in the period from 1 July 1998 to 15 June 2000.

The second debenture was issued in 1997. A total of 1,400 employees participated in this issue. This debenture amounts to SEK 250,000,000 and runs from 8 December 1997 to 2 December 2002. Conversion to Series B

ASSA ABLOY AB's share trend


Share price, SEK
B share
General index, AFGX
Shares traded 1000s/month (incl. off-floor trading)
200
175
150
125
100
75
50
25
4
60 000
40 000
20 000
94 95
96
97
98
99
00
01
(Source: SIX Findata)

shares may be exercised from 1 December 2000 to 15 November 2002. On full conversion at a conversion price of SEK 58.70, an additional 4,258,944 shares would be created. In 2001, applications for conversion of debt instruments with a par value of SEK 76.2 M were submitted.

In 2001 a new program, INCENTIVE 2001, was launched, based on four series of convertible bonds each totaling EUR 25 M. The only difference between the series of bonds is the conversion price. The program was offered to employees in 16 countries, and over 4,500 employees decided to participate. On full conversion, at a conversion price for Bond 1 of EUR 15.8, Bond 2 of EUR 19, Bond 3 of EUR 22.1 and Bond 4 of EUR 25.3, an additional 5,017,432 shares would be created. The convertible bonds can only be converted from October 2006.

Dividend and dividend policy

The Board of Directors and President propose that SEK 1.00 per share be paid as a dividend to shareholders for the 2001 financial year, corresponding to a direct return of 0.7 percent on the Series B share price of SEK 151.0 on 31 December 2001. The aim is that, in the long term, the dividend should correspond to approximately one-third of ASSA ABLOY's average earnings after standard tax, but always taking into account ASSA ABLOY's long-term financial requirements.

Data per share [1]

SEK/Share	2001	2000	1999	1998	1997	1996	1995
Earnings after 28% standard tax	3.28 [6]	2.91	2.27	1.79	1.36	0.95	0.60
Earnings after full tax method	2.98 [6]	2.73	2.00 [7]	1.76	1.23	0.93	0.56
Dividend	1.00 [2]	0.90	0.74	0.60	0.43	0.30	0.22
Dividend, % [3]	30.5	30.9	32.6	33.5	31.6	31.6	36.7
Direct yield, % [4]	0.7	0.5	0.6	0.8	0.8	1.0	1.6
Share price at end of period	151.00	184.50	119.50	75.65	51.24	29.28	13.24
Highest share price	186.00	206.70	140.00	92.73	52.95	28.97	15.16
Lowest share price	94.50	110.50	73.21	48.07	28.69	12.38	5.23
Shareholders' equity	35.80	30.58 [7]	16.95 [7]	9.93	8.64	5.40	4.37
Number of shares (1,000s) [5]	361,730	356,712	324,200	295,448	295,448	265,396	221,684

1) Adjusted for new issues. 2) Proposed dividend. 3) Dividend as percentage of earnings per share after 28% standard tax. 4) Dividend as percentage of the share price at the end of the period. 5) After full conversion. 6) Excluding non-recurring items 7) Key data has been adjusted due to change in accounting principle.

Share capital

ASSA ABLOY's share capital at 31 December 2001 amounted to SEK 353,751,412 distributed among 19,175,323 Series A shares and 334,576,089 Series B shares. All shares have a par value of SEK 1:00 and provide the holders with equal rights to the Company's assets and earnings. Each Series A share carries ten votes and each Series B share one vote.

Year	Transaction	A shares	C shares	B shares	Share capital *SEK
1989			20 000		2 000 000
1994	100:1 split			2 000 000	2 000 000
1994	Bonus issue				
1994	Non-cash issue	1 746 005	1 428 550	50 417 555	53 592 110
1996	New share issue	2 095 206	1 714 260	60 501 066	64 310 532
1996	Conversion of C shares into A shares	3 809 466		60 501 066	64 310 532
1997	New share issue	4 190 412		66 541 706	70 732 118
1998	Converted debentures	4 190 412		66 885 571	71 075 983
1999	Converted debentures before split	4 190 412		67 179 562	71 369 974
1999	Bonus issue				
1999	4:1 split	16 761 648		268 718 248	285 479 896
1999	New share issue	18 437 812		295 564 487	314 002 299
1999	Converted debentures after split and new issues	18 437 812		295 970 830	314 408 642
2000	Converted debentures	18 437 812		301 598 383	320 036 195
2000	New share issue	19 175 323		313 512 880	332 688 203
2000	Issue in kind with disapplication of the shareholders' preferential rights	19 175 323		333 277 912	352 453 235
2001	Converted debentures	19 175 323		334 576 089	353 751 412
	Number of shares after full conversion	19 175 323		342 554 288	361 729 611

* SEK 1 per share – balanced number of shares

Ownership structure (listed by voting rights)

Data is based on the share register at 31 December 2001

Owner	A shares	B shares	Capital %	Voting rights %
Wärtsilä Corporation	10 546 425	27 270 350	10.7	25.2
Säkl	7 118 818	811 400	2.2	13.7
Melker Schörling + family and companies	1 510 080	9 484 630	3.1	4.7
Investment AB Latour		23 713 735	6.7	4.5
Deutsche Bank		19 637 744	5.6	3.7
Janus Capital Corp.		17 767 572	5.0	3.4
Alecta		11 555 481	3.3	2.2
SEB unit trusts		9 907 253	2.8	1.9
Robur unit trusts		9 468 470	2.7	1.8
Nordea unit trusts		5 354 660	1.5	1.0
Other shareholders with more than 50,000 shares		176 599 192	49.9	33.6
Shareholders with 501-50,000 shares		20 688 540	5.8	3.9
Shareholders with up to 500 shares		2 317 062	0.7	0.4
Total number	**19 175 323**	**334 576 089**	**100.0**	**100.0**

Source: SIS Ägarservice AB and VPC AB

A stable traditional market now in transformation

With ongoing sales of about SEK 25 billion, ASSA ABLOY is the largest lock company in the world – yet its share of a still very fragmented world market is just over 10 percent.

The ASSA ABLOY Group originated in the Nordic region in 1994, with the spin-off of Assa AB from the Swedish security company Securitas and the acquisition shortly thereafter of the Finnish lock company Abloy. Since then the Group has expanded by a combination of organic growth and further acquisitions, most notably of the Yale group of companies in August 2000.

Today ASSA ABLOY holds market-leading positions in the Nordic region, the UK, Germany, France, Belgium, Spain, Australia and New Zealand as well as many fast-developing new markets including the Czech Republic, Slovakia and Romania. Strong positions are also held in Switzerland and Poland. In the North American market, the Group is the second-largest player in the USA and has leading positions in Canada and Mexico. Following the successful integration of the Yale companies, South Africa, the Far East and parts of South America have also become strong positions.


THE MARKET GROWS
– customer satisfaction
ATTRACTIVE TO
DISTRIBUTORS
– partnerships
TRUE
EDUCATE
THE MARKET
LEADERSHIP
IDENTIFY TRUE
CUSTOMER NEEDS
– invest in R&D

In the specialized field of hotel locks, ASSA ABLOY is the world leader through its subsidiaries VingCard-Elsafe and Timelox.

Identification technology is another area where the Group holds world leading positions through HID and Indala.

Product segments where the Group is active are:

- Construction locks
- Industrial locks
- Door and window hardware and accessories
- Electromechanical locks
- Hotel locks
- Security doors (US market mainly)
- Automobile locks (Czech Republic and UK only)
- Identification

MARKET

The global lock market remains fragmented. In western Europe and North America, a number of the companies are family-owned, with strong and well-established relationships with their local distribution networks and leading positions in their own home markets. In other parts of the world established lock standards and strong brands are less common.

The long lifetime of mechanical lock products and the diversity of local standards combine to prevent globalization of these products. The after-market share of more than 50 percent has a further strong preserving effect on existing technology. It also has an important stabilizing impact on sales, making the lock industry relatively independent of the cyclical fluctuations of the construction industry.

GROWTH FACTORS

The trend towards higher security

The lock business has seen a steady increase in demand over a long period of time. Through continuous development of new lock products that meet people's needs to protect property and information, the market is establishing a basis for stable long-term organic growth 2-3 percent higher than the general rate of economic growth. The ASSA ABLOY way of working supports this trend.

In our high-tech society, which is becoming ever more vulnerable to breakdowns, the need to safeguard public and commercial information is also increasingly critical.

Electromechanical products

Electromechanical products are growing in importance. Sales have shown a double-digit growth rate over a number of years, much higher than for traditional mechanical products. This growth has been seen in access control, in door audio and video systems, in convenience solutions for hospitals, department stores and public buildings and in controllable panic exits that combine security and safety.

While most electromechanical solutions have universal application, success in this area still requires adaptation to local standards and lock dimensions and integration with other mechanical locking systems. Development costs for the core electronic technologies are significant, which benefits worldwide players like ASSA ABLOY which can share the costs among its many markets.

New markets

In regions such as Asia, the Baltic countries, the Middle East and Latin America, an increasing proportion of the population now enjoys a higher standard of living, and hence their need for security has also increased. These groups are already demanding lock products that are more advanced than those manufactured locally, and this has helped ASSA ABLOY to take the lead in many of these newer markets.

COMPETITIVE SITUATION

Competition in the lock industry is mostly local. The bigger players with well-known brands and established local presence and distribution arrangements generally retain strong positions. The smaller local players still play an important role, but many are now uncertain about their long-term ability to compete with the international players like ASSA ABLOY, KABA-Unican and Ingersoll Rand, who have the advantage of being able to use their new technologies in many different markets with local adaptations in the hotel lock sector, on the other hand, standards and products are now global.

Taking the lead in security and safety

As the leading lock group in France, ASSA ABLOY is actively engaged in the ongoing public debate on security in the home and safety in public places. In the fall of 2000, ASSA ABLOY France formed a company-wide association known as l'Observatoire de la Sécurité. Its main purpose is to gather and disseminate information about security and safety conditions and needs in France with an aim to improving overall standards.

Alain Varenne, Strategic Development Director at ASSA ABLOY in France and Chairman of a Group task force responsible for developing new Standards, explains some of the association's latest initiatives:

"Two surveys conducted for us in the spring and the fall of 2001 by the country's leading polling organization, SOFRES, showed clearly that the French public are greatly interested both in security questions at home and in safety in public places (safe escape in emergency and panic situations). The first study showed that one out of every four Frenchmen has directly or indirectly been victim of a break-in in their home. The figure increases to four in ten in large urban areas such as Paris. This has led to a growing sense of insecurity among the population and a keen interest in improved security solutions.

"The second survey showed that people now have a greater awareness of safety conditions all around them when they shop, eat out, take public transport, or attend sporting events and the like. To address these concerns our association is working on a number of fronts. We spread information and share expertise through seminars, press releases and printed material issued to security professionals, the media and the general public. We are also developing a website www.obs-delasecurite.org where individuals and companies can seek further information about a specific security solution."

Alain Varenne concludes: "Forming this association has taught us a great deal about conditions and concerns on our own market. And as the leading company in our field we feel it demonstrates that ASSA ABLOY has a long-term commitment to higher security and safety."



Alain Varenne, President, and Lionel Ligneau, General Secretary, of l'Observatoire de la Sécurité, the new association formed by ASSA ABLOY's French companies to promote awareness of security needs and locking solutions.

Combining established local positions with the strengths of a global player

ASSA ABLOY's goal is to build a true world-leading company in the area of locking solutions through a three-step strategy:

- Establish a global platform through acquiring and developing companies with locally established positions, strong brands and significant installed product bases as well as a good recurring cash flow.
- Develop Group strength through synergies, joint development projects and expansion of our areas of expertise.
- Accelerate our organic growth through our worldwide sales network by offering products that meet rising demands for security, including new and more advanced technologies.

Focus on the lock segment

As the world's leading lock company, ASSA ABLOY is dedicated to the development of locking solutions that will contribute to new standards of security throughout the world. These range from conventional mechanical locks, door hardware and security doors through high-security masterkey systems to state-of-the-art electromechanical locks, cards and readers for access control.


FOCUS ON THE MARKET
• Growth projects
• Cross-selling
• Distribution channels
FOCUS ON EFFICIENCY
• Benchmarking
• Workflows / lead times
• Delivery performance
CREATING A BASE
• Organization
• Basic routines
• Core products
INCREASING PROFIT
STEP-BY-STEP

Because the lock business is ASSA ABLOY's only business, all companies within the Group can benefit from a rich transfer of know-how and from extensive benchmarking activities designed to spread best practices and promote excellence.

Promoting the trend to higher security

There is a growing need for security in the world. All security work starts with understanding risks and the consequences of any incident. By providing efficient locking solutions, ASSA ABLOY aims to help make the world safer and more secure, creating more freedom in people's lives. The development of new products starts at this point. It is carried out in close cooperation with insurance companies, police, fire officials, end-user organizations and other important decision-making bodies.

Group companies engage actively in information and training initiatives that target retailers, architects and security officers as well as end-users, giving them facts about the latest products and security solutions. This creates an important pulling effect for the distributors involved as well as overall market growth.

MANAGEMENT MODEL

Multi-domestic

There are many differences between locks in different countries, and ASSA ABLOY's success as a global leader in the lock industry is based on the close relationship individual Group companies enjoy with their customers at regional and local level. Their understanding of local needs, business arrangements and distribution requirements, and their responsiveness to these, remain paramount to success in the lock industry. For this reason, the Group continues to run a decentralized organization giving full business responsibility to Country Managers.

Major Country Managers are members of Group Management, which meets regularly. Group Vice Presidents have regional responsibility for a number of countries and ensure that Group methods are applied consistently.

Group companies serving the hotel lock market, and the new identification division, are organized separately from the Group's national lock companies in order to respond more effectively to the opportunities of these specialized international markets.

Developing Group strengths

In order to accommodate the Group's rapid expansion, the integration of newly acquired companies is an activity given the highest priority. Over the last 18 months, 30 new companies and 12,000 new employees have been added to the Group. The Volvo Ocean Race is playing a significant role in the integration work. There is a perfect geographical match between the Race and the Group, and the project is an important vehicle for uniting employees, partners and customers.

The expanding Group is benefiting from many synergies, which are further strengthening the local companies' positions. ASSA ABLOY's global size and unmatched knowledge base offer many opportunities for benchmarking, cross-learning and cross-selling, which greatly contribute to earnings improvement. Joint development of new and more advanced technologies, and joint production of common products to ensure economies of scale, are playing an increasing role, and together with cross-selling are reducing Time To Market for new products. Purchasing is also coordinated throughout the Group and is achieving substantial cost savings on raw materials and components. Other synergies remain to be explored.

Wider ownership participation

ASSA ABLOY wants its employees to participate in the company to the greatest possible extent. A new EUR 100 M incentive program was launched in the fall and more than 4,500 employees chose to participate.

Management and employees have an ownership intrest in shares and convertibles corresponding to EUR 250 M.

Group information

The Group's rapid expansion calls for a regular flow of information to keep everyone in the picture. The Group in-house magazine, ASSA ABLOY NEWS, is published at least four times a year in twelve languages. It contains articles on new products, initiatives and acquisitions, communicates Group strategy and development plans, and is currently featuring the progress of the Volvo Ocean Race and the individual Group companies in the markets it is visiting. The Group website and intranet are other efficient information tools.

EXPANSION STRATEGY

Organic growth

Organic growth remains crucial to the Group's long-term success, and is achieved by intensive development efforts in both mature and new markets.

In markets where ASSA ABLOY is well established, organic growth is driven by GDP growth, increased sales of products to meet rising security needs, filling gaps in product portfolios, expansion into new sales channels, and the introduction of new technologies. The filling of gaps is a targeted growth area. The products are often available in other parts of the Group to speed up this work.

In new markets where there are no strong local players, new Group companies are established. ASSA ABLOY's wide product range, ownership of strong, internationally respected brands and use of new, more efficient forms of distribution all lead to steady organic growth.

Acquisitions

Acquisitions of leading companies are a fast and highly effective way to enter mature markets. They bring the Group strong brands, an installed product base with its recurring business, and well established distribution channels.

Acquisitions are also a way to expand the Group's area of technical expertise. The acquisition of HID in the USA, the world's leading manufacturer of contactless cards and readers for access control, illustrates this approach.

FINANCIAL OBJECTIVES

The strategy described above is designed to continue the achievement of a satisfactory earnings trend, with a focus on earnings per share.

ASSA ABLOY's financial goal is to achieve a return of more than 20 percent on capital employed. This goal was set when the Group was formed in 1994. The goal is increasing automatically because of the goodwill added through the acquisitions made. The return in 2001 was 9.7 percent. It is expected that most of the improvement required will be achieved through higher margins, although there are obvious opportunities for reducing the capital employed.



People make the difference

At ASSA ABLOY we believe that people make the difference. This is why our management approach is based on trust, positive thinking and respect for local conditions and cultures. Good management is about creating an atmosphere that encourages employees to make the most of their individual skills for the benefit of the whole company. To achieve the best possible working environment for everyone, our management philosophy is based on four cornerstones: Realism, Vision, Courage and Ethics.

Realism means that everyone must excel at their job. Managers must fully understand the business, the market, the products, the competition and all business procedures. Management must have a broad perspective, yet still remember that answers are often found in the details.

Our *Vision* is to be the true world leader in locking solutions. Not only in terms of company size, but in offering our customers the best and most innovative products and business concepts.

Courage is about spearheading change. This means not just living with change, but also initiating change through creative innovation that is based on solid know-how and experience.

Ethics are central to trust, creativity and commitment and to success in the international security marketplace. High ethical standards attract the finest people and motivate them to be the best they can be.


OUR CORNERSTONES
VISION
• The true leading lock company
• Leading in size and thought
REALISM
• Know your numbers
• Seek the truth
• Don't be afraid of details
• Profit drives growth
ETHICS
• Believe in the individual
• Lead by example
• Confidence in competence
PEOPLE MAKE THE DIFFERENCE
COURAGE
• Lead change

Management training program

Our continued success and growth depend on the skills and commitment of every employee and every manager. For this reason, skill enhancement, job rotation and training programs are conducted continuously at all levels within the Group. Our sharp focus on the lock market and active benchmarking establish a good framework for a valuable exchange of ideas and experiences among ASSA ABLOY employees from all over the world. As part of this activity, the Group conducts an annual 'ASSA ABLOY Management Program' in which some 25 employees chosen from throughout the Group have the opportunity to hone their leadership skills. The program is led by Group Management and is based on real-life case studies from ASSA ABLOY. To date more than 150 managers have participated in this program.

200 Meeting

Every second year ASSA ABLOY arranges a '200 Meeting'. The last meeting held in September 2000 gathered the Group's most senior executives together to exchange experience and ideas and review and agree the Group's vision, objectives and strategies as well as set the priorities for the coming two years.

Scholarship

In connection with the Volvo Ocean Race a new scholarship has been established to promote ASSA ABLOY's cross-learning and best practice philosophy. Through a nomination process amongst the employees, candidates from all markets get the chance to visit a Group company in another country to learn and promote best practice. Four such scholarships have been awarded so far.



Fast track to better integration

ASSA ABLOY's participation in the Volvo Ocean Race has provided a golden opportunity to communicate the Group's management philosophy, objectives and values to local company management, employees and customers throughout the world. At each stopover along the route, Group Management has been organizing 1-2 day seminars interacting with local managers and key staff to discuss sales and marketing objectives, branding strategies and three-year regional priorities.

Anna Bernsten, Vice President, Corporate Communications, explains some of the benefits of this Group-wide interaction: "The Race has given us a unique platform for communicating an integrated message to our company managers – some of them very new to the Group following recent acquisitions – about who we are and where we are going. At the same time it has given us in Group Management the opportunity to increase our knowledge and understanding of local conditions and trends in the market.

"The stopover meetings also give local management a wider international perspective on performances and trends in the lock industry as a whole. These new insights can lead to more effective local operation and strategies as well as new sales initiatives."

Anna Bernsten says the spirit of teamwork among the crew onboard the boat and all the many individuals who support their efforts ashore has relevance for the way ASSA ABLOY companies work in their day-to-day activities. "There are many parallels between work onboard the boat and our regular operations. Onboard, the entire crew is passionate, focused and dedicated in making the boat go faster. Thanks to their unique combination of skills it is possible to achieve world-class performance when everyone works together toward a common goal. The same attitude is important for our employees and ASSA ABLOY in our striving for true leadership in the lock industry."



The Asian '100 Meeting' was preceded by regional management training and proved a good platform for cross-learning.

To create environmentally sound solutions

ASSA ABLOY strives for true leadership of the lock industry. This means being the biggest company not only in size and profit but also in its thinking, i.e. in the development of products, concepts and marketing ideas. The Group's focus on security and safety in society, and its firm belief in people and ethics, make environmental issues a natural part of its daily work. Through an environmental policy and global implementation of the environmental strategy, the aim of ASSA ABLOY is to enhance performance by means of loyal customers, strengthened brand values and lower internal costs.

Benefits in innovation, costs, marketing and reputation

Environmental issues can stimulate new thinking and new ideas in every aspect of the business. It may be in the design of the product, in the production or distribution processes or in solving environmental problems for the customers.

Because of ever stricter regulation, costs related to activities having an environmental impact will rise faster than other costs, and proactive measures to eliminate the problems will produce commensurately greater savings.

Environmentally friendly initiatives will also create or strengthen loyalty for the ASSA ABLOY brands. Customers with their own strong, sustainable environmental strategies will favor the ASSA ABLOY companies as suppliers.

As in many areas, scale is important if processes are to be run efficiently. Through its size ASSA ABLOY can support the necessary investments, and the volumes are large enough to pay back these costs relatively quickly.

Reduce, reuse, recycle

The ASSA ABLOY companies are continously striving to reduce the material content in their products. The consumption of energy, water and process resources is also in focus all the time. Waste during production is minimized through selection of methods that give better yields.

Production scrap material is reused whenever possible. Other materials and process resources can often be cleaned or treated for reuse. Machinery, tools and containers that are no longer needed in one Group factory may serve well in another.

Materials not suitable for reuse are sent for recycling if possible. These include metals like brass, steel and aluminum and also packaging materials.

ISO 14001

ASSA ABLOY's Group Management decided several years ago to introduce the ISO 14001 Environmental Management Standard in the Group companies. Many companies have already achieved ISO 14001 certification and there are numerous examples of successful improvements in all areas. However, the Group's rapid growth through acquisitions means there are many new Group members still to embark on the process.

The majority of the ASSA ABLOY companies hold ISO 9001 or ISO 9002 quality certification.

Nine companies hold ISO 14001 environmental certification:

Ruko A/S
Abloy OY
IKON AG
FIX AB
Assa AB
Assa Industri AB
AB FAS Låsfabrik
TESA
Yale Security Products UK

Eight companies are in the process of achieving ISO 14001:

FAB a.s.
C E Marshall
Medeco Security Locks, Inc.
TrioVing a.s.
Solid AB
Sargent Manufacturing
Vachette S.A.
Yale Italy



95 percent of the water used in the surface finishing process at Guli Security Products in China is now recycled.

World-class wastewater treatment

Since the introduction of a state-of-the-art wastewater treatment process as part of its new surface finishing plant in 1998, Guli Security Products has led the Chinese lock industry in environmental protection standards. 95 percent of the water used in the surface finishing process is now recycled within the facility as clean, high-quality water, matching international and Chinese standards. Concentrated solids together with the remaining 5 percent water are treated chemically. The precipitate is separated and dried to brick form. The Chinese Environmental Protection Bureau collects these bricks for disposal. The liquid is further treated to meet national standards and discharged through the assigned drainage system that eventually goes to the sea.

Previously, surface finishing operations were outsourced. The supplier used rudimentary equipment and processes that limited Guli's efforts to upgrade product quality and environmental protection. In 1998, taking a long-term growth perspective, Guli invested SEK 80 M in a new world-class surface finishing plant at Xiaolan which consists of computer-controlled plating and cleaning lines, flexible polishing lines, an automatic lacquering line and the wastewater treatment facilities. In 2001, the plant treated over 200,000 tons of liquid or the equivalent of a million bathtubs of water.

The entire process of wastewater control is now fully computerized in its adjustment of pH values, replenishment of chemicals, water recycling, and solids extraction and compression. Guli's wastewater process has been commended by the City of Xiaolan as one of the Key National Engineering Projects in Environmental Protection.

The road to ISO 14001

Yale Security Products UK is the ninth ASSA ABLOY Group company to achieve certification under the ISO 14001 Environmental Management Standard.

In summer 2000, as part of a continuing program to develop its business systems, the company looked into the actions required to achieve certification. After initial site surveys, the company committed itself in November 2000 to a program scheduled to achieve certification during 2001.

By the time that new, more detailed company environmental policies had been prepared and published in February 2001, improvement action plans and the writing of a full Environmental System Manual were already well underway.

Throughout 2000, environmental awareness training for all employees was undertaken and teams were put in place with the responsibility of containing spillages. Right across the business people became involved in the initiatives, whether on housekeeping, chemical storage, or recycling and waste reduction programs.

The environmental project fitted well with the ongoing operational improvement program called Operational Leadership which began in April 2001. In September the three-phase assessment process by BSI, the UK Standards body, began. This concluded on 5 October 2001 with the recommendation for registration.

Other Group companies in the UK are planning to seek ISO 14001 certification during 2002.

The importance of security is increasing in an insecure world

All round the world urbanization is continuing, and as more people accumulate more valuables, they are finding they have more and more to protect. The tragedies in New York and Washington in September sadly displayed to all of us the importance of giving security matters the right attention. Even in these devastating circumstances, the majority of the people involved managed to escape in time due to rigorous security planning and regular safety drills.

Soft values are the most precious

In monetary terms many of our possessions can be replaced. Insurance policies cover these losses. What are hard to replace are the 'soft values'. For individuals, these are the memories associated with stolen objects, our feeling of integrity, and our family's sense of security in their own home. For companies too the most sensitive valuables have become the intangibles: your brand, your reliability, your customer base and customer information, the systems that control your production flow. All these are hard to set a value on. And the only sure way to protect them is to stop the intruder at the door – outside.

Security, safety, convenience and design

The primary need is security. In the hierarchy of human needs put forward by the psychologist Abraham Maslow, a sense of security comes next after the most basic physiological needs for air, water and food.

Safety is not in principle opposed to security, but it very often presents contradictory requirements. You need to keep unwanted visitors away, but it must be easy for everyone inside to get out in an emergency. With traditional mechanical means this inherent conflict is not always easy to resolve.

Another conflict is between security and convenience. Good security may be too much trouble. A door with a good lock held open by a wedge leads you back to square one – and no security at all.

A fourth element to consider is design. A good security solution – and even more a good solution combining security and safety – may look very ugly! Design is becoming an increasingly important issue for security and safety devices.

Electromechanical products

Electromechanical solutions are often the answer to these contradictions. They can integrate good security and good safety by means of alarm connections and time-controlled exits. Access control, door automatics, door closers and door monitoring devices can help to keep doors closed and locked when they should be, but easy to open when an emergency arises. At the same time the electric components make the products easy to use, and their small size helps to achieve good-looking designs.

The market for electromechanical lock products is growing faster than the lock market as a whole. It has shown double-digit growth for some years and is estimated today at USD 1.5 to 2 billion. ASSA ABLOY is represented in all sectors of the worldwide electromechanical market and its current market share is estimated at around 20 percent.

No other Group offers such a wide selection of products. ASSA ABLOY's range includes releasing and locking products such as electric strikes, magnets and motorized and solenoid locks. It produces identification and access control products based, for example, on electronic cylinders (CLIQ technology) or radio-frequency identification (proximity). ASSA ABLOY companies are also active in new technologies like smart cards and biometric identification devices. Modern hotel locks also form part of the electromechanical market segment.

The professional market for electromechanical products

The biggest single application area is access control. Another fast-growing area is door communication systems using surveillance cameras (CCTV) or a voice link and giving remote personal control of opening. The latest solutions are more affordable than before and are used increasingly in apartment buildings around the world, in smaller companies and even in private homes.

ASSA ABLOY's vision for the professional market for electromechanical products is:

To provide locally adapted products offering security, safety and convenience in all major markets. These include communicating, intelligent components for access control systems – for which you just add system structure and software – as well as intelligent masterkeying employing the CLIQ technology.

The residential lock market – a sleeping giant?

Modern electromechanical hotel locks were born with VingCard about two decades ago. Today they are the industry standard. Although they are ten times as expensive as traditional locks and must be upgraded two or three times as often, they meet a true customer need for the hotel guest.

Likewise, the modern remotely controlled motorized car lock has been around for less than two decades. Now it is almost a commodity found in most new cars. Again, it costs ten times as much, but it meets a true customer need for convenient security.

Residential electromechanical locks have just been born. The first sample products are on the market. But home-owners have not yet discovered them and their benefits are not yet well understood. At present a residential lock is changed every 30 years on average, and the replacement product is normally much the same. But the coming of 'smart' homes, and new lifestyles where people spend less time at home and are away more irregularly for work, travel or holidays, are beginning to trigger a demand for more sophisticated security products.

At present, like alarms, locks are not a top priority on most consumers' buying list. This is the challenge – and the opportunity. ASSA ABLOY's vision for the residential market is:
Through providing locking concepts that are affordable, secure, safe and convenient, to create a market for intelligent lock products at the consumer level.

Launching a new era in locking

The launch of the new CLIQ technology was awaited with much anticipation by the entire ASSA ABLOY Group. It was after all the first truly international development project that Group companies had ever been engaged in. Moreover, CLIQ represented a revolutionary advance for the industry as a whole. Sweden and Norway were chosen as the markets for the first launch in the spring of 2001. CLIQ will subsequently be rolled out in other European countries and the rest of the world over a period of several years.

Months before the market launch, principal customers in the two countries were provided with a variety of information materials. Some 150 managers from 50 leading Swedish locksmiths and wholesalers attended a seminar in Iceland where they received detailed technical, product and marketing information on CLIQ through seminars and workshops.

Kim Rolandsen, a project manager for CLIQ at Assa AB, says: "The response and enthusiasm for this new technology among our customers have far exceeded our expectations. We anticipate that CLIQ will amount to 10-15 percent of our total sales in Sweden alone within the next 1-3 years." Kim says the development and subsequent manufacturing of CLIQ have proved a formidable task and a valuable learning experience for everyone involved.

"An advanced technology like CLIQ requires many components to be integrated. Coordinating and timing the supply of electronics and software from sometimes distant outside suppliers with our own production of the mechanical parts has proved challenging. It has given us invaluable insights into how to manage a global cooperation on this scale really effectively," concludes Kim Rolandsen.



ASSA ABLOY'S CLIQ technology, launched during the year in a number of products in different markets, is the Group's first technology platform resulting from multi-company development.

Developing our brand assets

ASSA ABLOY's many acquisitions in recent years have filled a number of geographical gaps in the Group's holdings. As a result, the ASSA ABLOY Group holds a unique portfolio of strong brands that represent a priceless asset. Together with the ASSA ABLOY Group brand, these brands strengthen marketing efforts and help to maximize sales. As part of the integration of the Group, a branding strategy has been developed and is now being implemented.


THE ASSA ABLOY
BRAND BOOK
BUILDING OUR BRANDS
VACHETTE

Group-wide brand strategy

The foundation for this strategy is the many local companies with their individual brands. In many cases, these companies have been active for hundreds of years and have built up a substantial installed base with recurrent revenue. Many of the brands also have very high recognition locally.

The ASSA ABLOY brand serves as an endorsement to the local brands. It supports them by conveying the Group's global strengths, i.e. world-leading technology, professional management, economy of scale and financial resources.


OUR BRAND STRATEGY
Each brand has unique values
Group company brands
ASSA ABLOY
The ASSA ABLOY endorsement adds global strength

The Corporate Tagline for the ASSA ABLOY brand is 'The World's Leading Lock Group'. In the Group's efforts to increase knowledge of its global leadership in locking solutions, the Volvo Ocean Race has proved to be an invaluable vehicle, both among customers and distribution partners and among the staff of all the Group's companies.

The Brand Platform

Simultaneously, the Group has developed a Brand Platform for the ASSA ABLOY brand. This is a short, formal document which clarifies the Group's strategic purpose and articulates what the brand represents. The document concludes that 'By providing the best locking solutions available, the ASSA ABLOY Group makes the world safer and more secure, creating more freedom in people's lives'. This is crystallized in the concept 'Unlock Your Life' which will form the basis for all future market communication.

Step-by-step implementation

The brand strategies are being implemented in a cascading process starting from the center. In the past few months, local Brand Champions have been appointed at Group companies around the world who will carry the process forward among their colleagues. The ambition is that every Group employee should understand that a brand contains a promise made to the customer, and that it is everyone's duty to live up to that promise.

The first to be reviewed was the Yale brand, for which a Brand Platform has been developed during the year. Over time, the process will involve all of the Group's brands.

Unlocking the full potential of the Yale brand


ASSA ABLOY
CORPORATE IDENTITY
AND ENDORSEMENT STRATEGY


Yale
BRAND
MANAGEMENT
MANUAL
ASSA ABLOY

All brands within the ASSA ABLOY Group are important. But by any standards the Yale brand, which the Group acquired through the acquisition of Yale Intruder Security in August 2000, is a particularly important brand for the entire lock industry.

Yale is without doubt the best-known name in the worldwide lock industry and is one of the oldest international brands in any field. Its history stretches back to 1840, when Linus Yale Sr started the business. In 1847, he opened the Yale lock shop in Newport, New York selling hand-made bank locks. His son, Linus Yale Jr, later made several crucial technical advances on which modern locks are still based, setting up his own operation in 1855, then teaming up with Philadelphia engineer Henry R Towne and establishing the original Yale & Towne company in 1868.

Today, Yale continues to enjoy an excellent image, and is known virtually everywhere in the world where locking solutions are needed. The acquired Yale companies have given ASSA ABLOY market leadership in several countries and strengthened its presence in many others.

To maximize the great potential that the Yale brand represents and manage its strengths effectively, ASSA ABLOY created a Yale Brand Management Manual during 2001. The work of preparing this formal document extended over many months and involved people representing all the various interests of Group companies around the world.

Roy Webster, the Yale Brand Manager, explains: "The Manual guides Group companies in all activities related to the Yale brand. These range from brand ownership, market positioning and product range and quality to the vital question of graphical and typographical consistency – the rules for using the Yale logotype and its new tagline 'The world's favorite lock' on letterheads, literature, exhibition stands and so on.

"Our vision for Yale is to capture all of its past heritage and re-energize it for the future. The Yale brand should offer peace of mind to consumers around the world by providing the most reliable, accessible residential locking solutions available anywhere."



The Yale Brand Champions bring local knowledge and experience from around the world to the task of strengthening the global role of the Yale brand.

Building and sharing across the Group


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ASSA ABLOY's CLIQ technology, launched during the year in a number of products in different markets, represents the Group's first common technology platform resulting from multi-company development. The CLIQ technology is based on highly miniaturized electronics that can be placed inside the core of a lock cylinder to make it a really competitive product. CLIQ has all the intelligence to make the cylinder itself intelligent. It permits high-security authentication using a powerful algorithm; it can accept or deny key entry depending on time of day; it can register all accepted and denied entries; and it can terminate the acceptance of, for example, a lost key. The whole functionality is supported by the power of a battery in the key: no power is needed in the cylinder. All these functions can be combined fully with the various mechanical coding systems used in the Group's lock cylinders.

CLIQ is both the first platform designed jointly from the outset and the first electromechanical platform to be used by many different Group companies. Previously, important mechanical platforms designed by one company have subsequently spread throughout the Group. For example, the Twin lock-cylinder technology developed by Assa in Sweden is now used by many companies around the world.

Listening and leading

It is often said that the customer doesn't know he needs a product until he sees it.

But if you can't ask the customer what he needs, how can you then make the products of tomorrow? What the customer certainly does know about are the problems he is experiencing with today's products. One important responsibility of a progressive and customer-oriented Group is to keep its ears open and listen to everything the customer has to say – whether it be complaints, compliments or new ideas.

All Group companies focus on doing this, and the Group must then collate all the feedback in its joint efforts to create future products and platforms that will meet the needs identified. To lead the lock business forward, ASSA ABLOY is increasing its activities in market studies and market research with the aim of understanding today's problems and defining the products of tomorrow.

R&D and generation planning

What's next? What will doors look like in ten years' time? Where is access control heading? What will the residential lock look like in five or ten years? Based on best knowledge and the inputs received, tentative plans are made on a market by market basis. Plans are discussed and compared. What are the common elements? What are the common needs? Could some product platforms be shared? Could efficiency be increased by working together in some fields? These questions come up time and time again.

In some cases it is obvious that a need is purely local. But in many others the need is general, even if local implementations are required to meet local conditions and local standards.
To deal with such issues, ASSA ABLOY has several councils and working groups extending across country and company borders, across disciplines and involving many external contacts. The aim is to understand the present market and its problems and thereby to conceive the next generation of products.

A platform for access control

Installing access control can improve security while retaining convenience.

Such applications are increasing in popularity, but are limited by their cost and complication. Even though the components used have become cheaper, the labor effort, planning, installation, cabling, customer training and maintenance still add up to a significant sum. A typical cost is USD 2-3,000 per door installed, sometimes even more.

With its wide market presence in products for the door environment, ASSA ABLOY has identified an opportunity to create a hardware platform for access control based on components that fit together easily. By offering a minimum of planning and design work and simple installation, it should be possible to bring down the cost per door and thereby to expand the market for access control.

Patents

The patent portfolio of ASSA ABLOY and its many subsidiaries continues to grow. Patents for the protection of key blanks remain one important field, serving the purpose of increasing security for customers. The R&D work of the Group companies also creates many significant technical innovations every year, and more and more of the patents applied for are in the electromechanical field, a sign of the growing importance of this area.

Achieving faster deliveries

ASSA ABLOY's long-term target is to be so efficient that most products can be manufactured to order within the delivery lead-time specified by the customer. The Group's operational model focuses on time, and the first aim is to locate and identify the current causes of delays, which may include quality faults, long machine set-up times or unreliable suppliers. As each problem is solved, the cause of the next time-critical delay becomes apparent. Lead-times and throughput times can be progressively brought down.

To assist this process, the Group has developed stock-control software based on coverage time rather than quantity. Stefan Tisell, who designed the program, says: "Some of our companies may have up to 10,000 types of products and components and many different suppliers. To maintain an overview of the whole complex situation, they update order volumes and stock levels for each item every day, and the program then calculates what manufacturing or purchase orders are needed to keep inventories in balance."

The program also provides a comprehensive set of inventory analyses, including division by supplier and identifying slow-moving items and unrealistic minimum order requirements.

One of the first Group companies to adopt the Replenishment Model software was Lips in the Netherlands. The company changed to a profit-center structure at the same time. The results included a dramatic improvement in order fill rate – delivering the right items in the right quantities and on time.

Lips Operations Director Ben Schuring comments: "We analyzed all steps of each process and started measuring order fill rate, order backlog and throughput time each day. Material availability is critical to on-time delivery, and the Replenishment Model software lets us see what we need to make or buy to fulfill individual orders."

"Only the most urgent (next-day) orders will be supplied from stock," says Stefan Tisell. "This will keep our customers happy while significantly reducing capital tied up in inventories and storage space."

The software has a simple graphical user interface and can be directly linked to ASSA ABLOY's existing information database. More than 20 Group companies are using it and others plan to do so.



Stefan Tisell demonstrates the Replenishment Model software to Ben Schuring of Lips in the Netherlands. The company was one of the first in the Group to adopt the program and has achieved a dramatic improvement in its order fill rate.

Making the boat go faster – inspiration and unification



Since the ASSA ABLOY Group was created in 1994 it has rapidly grown into the acknowledged world leader in locking solutions, with more than 100 companies operating in 40 countries throughout the world. This remarkable expansion has been achieved through a combination of organic growth from within and the ambitious acquisition of leading lock companies on key markets around the world.

By far the biggest acquisition in the Group's short history was the purchase of Yale Intruder Security in August 2000. This increased the size of the Group by 50 percent overnight. To make the most of the resulting powerhouse of leading lock companies and their global and local brands, immediate steps were needed to begin integrating the geographically diverse network of companies into a unified global organization.

Anna Bernsten, Vice President, Corporate Communications, who is responsible for the integration project, explains this formidable challenge: "We faced an enormous task. ASSA ABLOY was the world's leading lock group, but global awareness of our company and what we stood for was very low even among many of the employees of the companies we had acquired. We needed a fast and effective way to communicate our common Group goals, visions, values and strategies. Not only to distributors, customers and investors and our own upper and middle management, but throughout our entire organization, to our workers in the office, on the shop floor and in the sales force. We found the answer in the Volvo Ocean Race."

Framework for integration

"This grueling round-the-world race, which lasts nine months and is contested over 32,000 nautical miles, matches our Group's geographical presence and markets perfectly. It provides an ideal framework for our integration work both internally, through motivational competitions at company level, and externally with our customers. At each of the nine ports from Southampton to Kiel we are holding management meetings with our local companies, and getting together with customers to discuss the local lock market, their needs and how we can best support their objectives. We do all this in a spirit of goodwill and fun against the backdrop of this very demanding sailing competition which itself highlights the importance of excellence through teamwork.

"In our bid to win the Volvo Ocean Race we constantly ask ourselves: 'How can we make the boat go faster?'. And we've adopted the same slogan to motivate our own workforce in their day-to-day activities. Whether at sea or on land the answer is the same. Hard dedicated work that strives for perfection in everything we do. This calls for seeking out new innovative technologies that will exceed our customers' expectations and provide easy-to-use, reliable security solutions for people and property. It also means reducing lead times, cutting costs and reducing excess inventory."

Awareness and pride

"In the run-up to the start of the Race at Southampton on 23 September 2001, all our Group companies around the world organized seminars, local competitions and other activities to inform employees and customers about ASSA ABLOY's participation in the Race. These various activities served as an ideal opportunity to build awareness about the ASSA ABLOY Group and to communicate its core values and ways of working together as a unified team.

"As the Race drew ever nearer, expectations rose. People felt a sense of belonging. A team spirit. Traveling to many of our companies around the world I could see for myself how employees and managers felt increased interest and pride about the upcoming event. They had a far better appreciation and understanding of what it meant to be a part of a leading global company. This was half the battle.

"Even part way through the Race we can note a remarkable upswing in Group awareness and pride. No matter which boat crosses the finish line first in Kiel, Germany on 9 June 2002," Anna Bernsten says, "I think we can confidently say that we have already won the most important race of all. We can see how new and old companies within our Group now feel they are truly part of the ASSA ABLOY family. By working together we have succeeded in making our boat go faster."


UNLOCK
YOUR LIFE
The World's

At the ASSA ABLOY race village at each stopover, customers, distributors, employees and the general public intermingle, enjoying the event while absorbing something of the spirit and pride of 'The World's Leading Lock Group'.

Making the most of the stopover

Months before the 60-foot 'ASSA ABLOY' racing yacht left Southampton on her nine-leg round-the-world race over 32,000 nautical miles, thousands of ASSA ABLOY employees in all parts of the world were engaged in a parallel race of their own. One country where this effort was both rewarding and successful was South Africa.

Kelly Landro, a Volvo Ocean Race 'champion' at the Yale-Union factory near Johannesburg, helped coordinate a range of activities designed to get people involved and excited, and to promote excellence at work. "We launched an internal, performance-based competition where employees were assigned points – which we called 'nautical miles' – for attendance, operations, performance, efficiency, planning or purchasing, depending on which department they worked for."

These 'miles' were then exchanged for in-house lottery coupons and a chance to win prizes.

John Middleton, President of ASSA ABLOY South Africa, says that in addition to increasing a sense of pride and identification with their local brands, and with ASSA ABLOY as a Group, the team spirit stimulated by the project also served as an enabler for all employees to feel equally important at all levels in the company.

Other competitions associated with the stopover were directed at customers and consumers. Customers competed on monthly sales growth figures, while every consumer who purchased a Yale Do-It-Yourself package had the chance to win a weekend in Cape Town.

In addition, local management meetings were held in connection with the stopover. And colleagues, customers and consumers alike were treated to a number of exciting outings including a charter boat cruise to meet up with 'ASSA ABLOY' when she sailed into Cape Town harbor.

Steady growth helped by the launch of new technology



Market and market trends

The Scandinavian operations continued to show stable growth during 2001, with Sweden stronger than Norway and Denmark. In 2002 the Norwegian market in particular is expected to show an upswing.

The region's steady growth is founded on a comprehensive portfolio of locally manufactured products, complemented by increased sales of products from other Group companies. During the year the Scandinavian companies collaborated in launching an updated range of Do-It-Yourself products, with local profiling in each country.

However, the year's most significant event was the development and launch of the new CLIQ lock technology, which offers customers the best features of mechanical locking with added flexibility and greater security derived from the latest advanced electronics. The technology is equally applicable to new and existing installations without adding to installation costs.

During the year the Grorud door-hardware plant in Norway was closed and the business transferred to other Scandinavian companies and to ASSA ABLOY's new Romanian company Urbis International.

Awareness about ASSA ABLOY throughout Scandinavia has been increased by a number of activities connected with the Volvo Ocean Race and the forthcoming stopover in Gothenburg.

SWEDEN

ASSA ABLOY's Swedish operations comprise Assa, Assa Industri, FIX, FAS Låsfabrik, Solid and the locksmith's wholesaler AKI Låsgrossisten.

Assa Industri and FIX manufacture and market products for OEM customers, mainly in Scandinavia. Assa Industri manufactures hinges, lock cases and industrial cylinder locks, while FIX produces multipoint locks and door and window hardware. FAS Låsfabrik manufactures and markets mortise deadlocks and other locks for private homes and for safes.

Assa and Solid serve the commercial construction and consumer markets. Solid develops and markets access control systems, while Assa manufactures and markets security systems based on a comprehensive range of mechanical and electromechanical lock products. The Assa Security Master (ASM) specification software has been upgraded with new functions designed to encourage sales of complete door hardware packages.

Individual locksmiths form the main distribution channel for products by Assa and Solid. As electromechanical products continue to grow in importance, which naturally affects distribution, relationships with locksmiths were developed and strengthened during 2001.

The year saw a continued slow increase in building activity, focused primarily on the major cities and especially on southern Sweden.

The launch during 2001 of the new generation of lock cylinders using CLIQ technology represents a breakthrough for products that combine mechanical and electronic features to maximum advantage, and will have the greatest possible significance for the cylinder market.

The new Do-It-Yourself display panel for customers has achieved great success in both traditional building supply stores and specialized lock outlets.

NORWAY

ASSA ABLOY's organization in Norway consists of TrioVing and Låsgruppen.

TrioVing is Norway's leading lock manufacturer, selling to the construction industry, OEM and retrofit markets. During 2001 TrioVing tendered successfully for a number of major start-up projects. These included the new super-luxury residential ship 'The World' and the leading telephone company Telenor's new headquarters at Fornebu. The development of Fornebu, formerly Oslo's main airport, involves several phases of expansion.

The launch of the new CLIQ lock technology has been received very positively in Norway and has created a strong marketing base for all the Group's high-security products.

The expanded Do-It-Yourself range was also well received and produced significant sales growth during the fourth quarter of 2001.

Låsgruppen is a group of five locksmith retailers which, together with other leading locksmiths, make up the TrioVing Security Centers group. These centers have a leading role in developing



The constant arrivals and departures among several hundred small IT businesses renting office/workshop units at Ronneby in Sweden present a security nightmare for the landlord Kjell Svensson at Soft Center Fastighets AB. To avoid changing the locks every time, 25 ASSA Twin Combi cylinders have been upgraded, for evaluation, with ASSA ABLOY's new CLIQ technology, which allows them to be reprogrammed using software.

the market for high-security products and in encouraging skilled installation and outstanding service. In 2001 Låsgruppen succeeded in winning some important contracts with customers covering the whole country.

DENMARK

ASSA ABLOY's organization in Denmark consists of the lock manufacturer Ruko and its subsidiaries Ruko Service and FIX. M. Sloth & Co was fully integrated into the Ruko organization during 2001.

Ruko is the leading total supplier to the lock and security market in Denmark. Mechanical lock systems based on the Combi high-security cylinder form the company's core business and meet the Danish Standard's highest security classification. Ruko also leads the trend toward higher security in Denmark with products such as electromechanical locks and electronic access control systems, which are steadily growing in importance.

Ruko Service is responsible for after-sales services, while FIX handles all sales of Group products to the Danish door and window industry.

In 2001 the Danish market was marked by changing conditions and structures and increased competition. During the year Ruko has worked to intensify and to take advantage of the resources within the Sloth organization. The integration process required major effort, but is now ready to produce the expected benefits in 2002.

The new CLIQ lock technology was launched in Denmark during 2001 and, helped by the installed base of lock products meeting the highest security classification, is creating substantial added value for customers.

FIX has reported some notable successes during the year, including a new slot-guided hinge which has created a new quality standard for the market.

Scandinavia:

Consolidated sales by companies in the Scandinavian countries in 2001 amounted to SEK 1,971 M (1,889), representing organic growth of 2 percent.

GROUP VICE PRESIDENT ASSA ABLOY:
HANS JOHANSSON

SWEDEN

Assa AB
Manufactures and markets mechanical and electromechanical lock products.
President: Stellan Svensson

Assa Industri AB
Manufactures and markets lock cases, hinges and cabinet locks for industrial customers.
President: Hans Johansson

AB FAS Låsfabrik
Market leader in mortise deadlocks.
President: Ulf Petersson

FIX AB
Manufactures and markets espagnolettes and fixtures.
President: Jerry Pull

Solid AB
Markets electromechanical lock products under the ABLOY and SOLID brand names.
President: John Hedesand

AKI Låsgrossisten AB
One of Sweden's leading locksmith's wholesalers.
President: Harry Grabinsky

Another company in the Swedish organization is Assa Portuguesa LDA.

NORWAY

Låsgruppen a.s.
Markets and sells locks and fittings.
President: Bjørn Haugsvaer

TrioVing a.s.
Total supplier of locks and security products for the Norwegian market.
President: Tor-Arne Jensen

DENMARK

Ruko A/S
Total supplier of locks and security products for the Danish market.
President: Carl Trock

FIX A/S
Sells ASSA ABLOY products to the Danish door and window industry.
President: Keld Madsen

M. Sloth & Co. A/S
One of Denmark's leading locksmith's wholesalers.
President: Poul Sloth

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,971	1,889	1,777	1,701	1,660
Average no. of employees	1,765	1,726	1,651	1,657	1,702

Sales by product group


Security doors and fittings, 21%
Mechanical locks, lock systems and accessories, 59%
Industrial locks, 4%
Electromechanical locks and electronic locks, 16%

Export growth compensates for a flat domestic market



Operations of ASSA ABLOY in Finland consist of Abloy and Björkboda Lås. Abloy manufactures and markets mechanical and electromechanical locks, door automatics, door closers, fire-door closing systems, handles and fittings. Björkboda Lås produces lock cases for interior doors, cylinder lock cases and high-security lever locks.

Market and market trends

Abloy's exports continued to grow in 2001. Sales developed rapidly in eastern Europe, especially in Russia, the Baltic countries and the Czech Republic. Exports to western Europe showed strong increases, especially in the UK and France, although Scandinavia stagnated. The North and South American market areas grew, and in Asia sales increased strongly, especially in the northern part of the continent. The rapidly expanded international network of ASSA ABLOY Group companies with their marketing resources offers good opportunities for further developing sales of ABLOY products.

Exports of ABLOY lock cases made by Björkboda Lås to the Baltic countries, Russia and Ukraine developed well due to local representatives' good hold on the market. The UK market is also promising thanks to the ABLOY trademark, which is already well known there. But efforts to develop sales of lock cases to other eastern European countries including Poland, the Czech Republic and Hungary have met with little success so far.

On the home market sales remained at the same level as in 2000 despite the declining construction market. This decline is expected to continue in 2002. Abloy managed to maintain its sales levels thanks to an increase in door-closer sales – achieved through improved delivery performance and service – and to improved sales of electromechanical lock cases and industrial locking.

In the fall of 2001 Abloy noted a global trend towards a split in the lock market. In general the new-construction market weakened in the turmoil following the terrorist attacks in New York in September, but the high-security market and the retrofit market grew. The features of ABLOY products mean that the company's export strategy is focused mainly on the high-security and retrofit markets. Continuing strong development of the international market for ABLOY products is therefore expected.

The trend towards higher security

International and domestic customers alike are becoming more and more demanding of high security. To offer solutions for this growing high-security market, Abloy launched several new products during the year. In the spring, a new ABLOY high-security padlock range was launched to both domestic and international markets. In the second half of the year a new-generation patented high-security disk cylinder, ABLOY PROTEC, was launched on selected markets; and a new-generation electric lock range with handle control was introduced in the fall. In addition, new exit products created cooperatively by Abloy and JPM in France were launched in Finland during the year.

The ABLOY project-hardware product range was strengthened with two unique new families of architectural hardware designs, ABLOY INTERIA and ABLOY FORMA.

In the fall of 2001 Abloy started a campaign to replace out-of-date locking in residential buildings and business premises in Finland with more secure new solutions. The campaign will continue in 2002 and aims to replace falling sales volumes from the new-construction market with similar volumes from the retrofit market.

One of the most important events of 2001 was the establishment of a new business unit, Door Automatics, in October. The new unit will focus wholly on the Door Automatics business – previously part of the Electromechanical Locking business unit – and will allow efficient development of the international market for automated door environments.

Existing cooperation with the authorized ABLOY dealer network of locksmiths was intensified by complementing the company's own product range with magnetic locks and electric strikes from other Group companies. The internal education program in customer relations management for the Abloy sales personnel begun in year 2000 was completed in 2001. Continuous product development, training and close communication with customers have enabled Abloy to attract the industry's most professional distribution partners to consult and serve end-users during sales, installation and after-sales service.


SAKU SUURHALL

Saku Suurhall in Tallinn, Estonia, the largest concert hall and indoor sports venue in the Baltic countries, will host the Eurovision Song Contest in 2002. The hall is comprehensively equipped with ABLOY door closers, architectural hardware and high-security door locks.

During the year Abloy was chosen as a solution supplier for various applications to provide safety and to secure properties, infrastructure and valuables against theft, vandalism and sabotage on the commercial, industrial, institutional and private markets.

Björkboda Lås found a development area in the distribution of lock cases to both commercial and residential customer segments in a number of countries. Sales of the ABLOY range of high-security lock cases meeting the DIN Standard started promisingly in several market areas.

Integration regionally and worldwide

The business-unit-based organization of Abloy facilitates close cooperation with other Group companies to develop and manufacture purpose-built products that exactly meet the needs of customers in different markets. Abloy participates in the Group's product councils to find and develop new product concepts and solutions, and uses the benchmarking process to constantly develop its functions.

Numerous pre-studies for cross-selling opportunities between Abloy, Björkboda Lås and other ASSA ABLOY Group companies were made during the year. Various cooperation projects are already underway to supply unique technology products such as electromechanical locks, door automatics, door closers, padlocks and lock cases to Group companies.

The Architectural Hardware business unit continued its cooperation with the Scandinavian Group companies on door handles and espagnolette handles. The new ABLOY range of pull handles offers good potential for broader cooperation in the future.

During 2001, Björkboda Lås was actively involved in integration projects in Scandinavia. In Sweden, FAS's manufacture of lock cases for interior doors will be gradually replaced by the corresponding ABLOY range. On the other hand, sales of ABLOY mechanical lock cases in Sweden have almost ceased and been replaced by the corresponding ASSA range.

Collaborative marketing operations to sell ABLOY products in new market areas were started with other Group companies. In South America, for example, an ABLOY operation for Brazil has been established with the local Group company La Fonte.

Finland:

Sales by companies in the Finnish organization in 2001 amounted to SEK 1,165 M (1,060), representing organic growth of 2 percent.

GROUP VICE PRESIDENT ASSA ABLOY:
MATTI VIRTAALA

Abloy Oy
Manufactures and markets lock cylinders, mechanical and electromechanical locks, door closers, door automatics and architectural hardware.
President: Matti Virtaala

Abloy Oy's business units

Construction Locks	Manager: Kari Mononen
Industrial Locks	Manager: Juha Pikkarainen
Electromechanical Locks	Manager: Matti Ahola
Architectural Hardware	Manager: Kyösti Sormunen
Door Closers	Manager: Markku Kuivalainen
Door Automatics	Manager: Jaakko Meriläinen
Exports	Manager: Jari Toivanen
Domestic Market	Manager: Kari Mononen

Abloy Oy Eesti Filiaal
Markets and sells ABLOY products in the Baltic countries.
Manager: Ahti Ovaskainen

Abloy Oy Representative Office Russia
Markets and sells ABLOY products in Russia.
Manager: Lauri Honka

Abloy Oy Representative Office Ukraine
Markets and sells ABLOY products in Ukraine.
Manager: Volodymyr Livinsky

Björkboda Lås Oy Ab
Manufactures and markets lock cases.
President: Henry Engblom

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,165	1,060	898	811	744
Average no. of employees	1,150	1,123	1,020	970	905

Sales by product group


Security doors and fittings, 15%
Mechanical locks, lock systems and accessories, 60%
Industrial locks, 9%
Electromechanical locks and electronic locks, 16%

Excellent prospects for new regional organization



ASSA ABLOY Central Europe was created during 2001 to oversee the Group's operations in Germany, the Netherlands, Switzerland and Austria. The new regional organization has a sound operational and financial base for future growth and profit improvements. Continuous margin improvements and capital rationalization are supporting cash flow, profit development and balance sheet reduction. This work will continue, giving good prospects for 2002.

The organization's manufacturing units comprise effeff, IKON, Wilhelm Dörrenhaus and BAB-IKON in Germany, Lips in the Netherlands and KESO in Switzerland. In addition, there are seven sales units operating in Central Europe.

The integration of the effeff group in Germany and the divestment of its non-core alarms business are now completed. The acquisitions of Lips in 2000 and the KESO group in 2001, and their subsequent integration, have created good market positions in the Netherlands and Switzerland. Coordination of sales forces and production operations has started to improve sales and margins, and growing collaboration with other Group companies will support future expansion in the area.

The Volvo Ocean Race will be used for future integration of units and make sure that our employees understand our way of working. The race is also an ideal vehicle to get in closer contact to our customers and to promote our local strong brands.

The Central European market slowed down in 2001. New-construction volume was lower, while the after-sales business and sales of high-security products remained static. The regional organization's strong positions in electromechanical products and high-security cylinders will ensure stable development. Changes in the distribution structure, involving closer cooperation with appointed System Partners, give opportunities to increase market shares.

The implementation of the Euro will harmonize and open the European market, assisted by the changing distribution structure and continuing cross-border business integration. Companies like ASSA ABLOY, operating in the whole area, can gain new opportunities in this process. The markets of eastern Europe are also coming closer and closer to Germany and to the influence of central Europe in general.

The very fragmented structure of the Central European market, in which a lot of small and medium family-owned lock companies still operate, also generates possibilities of future market restructuring and harmonization.

GERMANY

Europe's biggest and most developed market for security products has been affected by the overall slowdown in economic growth. New construction is down by 5 percent overall and building activities in the eastern part of Germany have decreased dramatically. However the commercial and renovation segments remain at previous levels. The outlook for the coming year indicates no major changes apart from some increase in the renovation area and after-sales market.

New regulations affecting equity ratio have tightened credit ratings and caused difficulties for many trading and installation firms. The result is a tendency towards mergers in trade and wholesaler chains. At the same time wholesalers and wholesale associations have announced mergers involving continuing expansion beyond German borders.

The awareness of a need for higher security in both the commercial and the residential areas is increasing. Issues such as access control, electromechanical locking to achieve greater security and added flexibility and, especially, safe emergency exit systems are high on the priority list of public authorities and institutions such as airports, hospitals and schools.

With its strong operations in the areas of electromechanical locking, emergency exit systems and high-security masterkey and access control systems, ASSA ABLOY in Germany is now taking a leading position in influencing the market towards better locking solutions. The companies effeff, IKON, BAB-IKON and Dörrenhaus offer packages that combine security, safety and convenience features, and through their professional sales forces and strong partnership concepts with leading retail and installation firms they are in a position to communicate the value of these packages to professional end-users, decision makers and residential customers. In addition, new distribution channels such as Do-it-Yourself retail stores will help to generate a higher demand for high-quality security products.

With their focus on R&D, the German ASSA ABLOY Group companies



Inside the Charlemagne Building in Brussels, headquarters of the European Commission, 2,200 BAB lock cylinders are installed.

will continue to raise standards in the areas of electromechanical and mechanical locking. New multipoint locks and electronic cylinders will be introduced in 2002 and other products are continuously being developed in response to end-user needs.

THE NETHERLANDS

Construction activities in the Netherlands remained stable for the commercial and renovation markets but the residential market slowed down.

With its strong positions in the DIY and service markets ASSA ABLOY has been able to increase market shares. By influencing architects, distributors and end-users the company has created a good base for improving sales to the commercial segment with its electromechanical and mechanical high-security products.

The integration of Lips is proceeding according to plan. Business Units have been established, and significant improvements in delivery times and service have brought new customers. Sales development and better margins are starting to improve EBITA (operating margin before goodwill amortization). The cross-selling of products from other ASSA ABLOY companies will be used to win market share in exit devices, multipoint locks and cylinders. Positive development of sales and profit is expected.

SWITZERLAND

The Swiss market is slow but very stable. Established high-security standards form a base for future market development towards electromechanical and even higher-security products and solutions.

The acquisition of KESO was a very important step for ASSA ABLOY in Switzerland. KESO's outstanding portfolio of high-security products and cylinders is a perfect complement to the existing ASSA ABLOY product range and in particular expands its flat-key technology and systems.

The addition of KESO gives ASSA ABLOY a good position in electromechanical locking, and a strong second position in the high-security cylinder market behind KABA.

Integration of KESO has started very well and is progressing faster than planned. The Group's tools of benchmarking, cross-learning and continuous development work are expected to produce substantial improvements. Cross-selling projects with other ASSA ABLOY Group companies are expected to bring significant sales development for KESO, and better growth is forecast for next year. The local market is not expected to decrease, and stable development will continue.

Central Europe:

Sales by companies in the Central Europe organization in 2001 amounted to SEK 1,432 M (1,027). Organic growth for comparable units was 3 percent.

GROUP VICE PRESIDENT ASSA ABLOY:
EERO LESKINEN

GERMANY

IKON AG Präzisionstechnik
Mainly manufactures and sells high-security cylinders and advanced masterkey systems.
CEO: Eero Leskinen
Presidents: Bernd-D. Wempen and Gerhardt Ernst

BAB-IKON GmbH Schliesstechnik
Manufactures and sells small lock systems and standard lock products.
President: Eero Leskinen

effeff Fritz Fuss GmbH & Co. KGaA
Manufactures and sells electronic and electromechanical security systems.
Presidents: Martin Brandt, Bernhard Zimmermann and Manfred Kötzle

effeff China
President: Martin Brandt

Rofu AG
Swiss manufacturer of electric strikes and door magnets with sales in Switzerland and Germany.
President: Ugo Zanolari

effeff France S.A.
President: Jean-Claude Paris

Wilhelm Dörrenhaus GmbH
Manufactures and sells standard and special lock cases, mainly for wooden doors.
President: Holger Ritz

ASSA-Ruko Sicherheitssysteme GmbH
Markets and sells the ASSA and Ruko lock ranges on the German market.
President: Svend Mølgaard Petersen

THE NETHERLANDS

Lips Netherland B.V.
Manufactures an extensive range of electromechanical and mechanical products, backed by after-sales service and maintenance.
President: Jaap Wind

Ambouw B.V.
Markets and sells mechanical and electromechanical locks and building hardware on the Netherlands market, mainly supplied by IKON and other ASSA ABLOY companies.
President: Gert Lubbersen

SWITZERLAND

IKON Switzerland S.A.
Markets and sells IKON, BAB-IKON and ABLOY products on the Swiss market.
President: Ugo Zanolari

KESO AG
Manufactures and sells high-security mechanical and electromechanical cylinders and lock systems.
Presidents: Ernst Keller and Eugen Vigini

KESO Deutschland GmbH
President: Andreas Lipowski

KESO France S.A.
President: Christophe Jenny

KESO Austria GmbH
President: Wilhelm Langanger

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,432	1,027	575	543	489
Average no. of employees	1,398	1,170	751	747	673

Sales by product group


Mechanical locks, lock systems and accessories, 56%
Security doors and fittings, 2%
Industrial locks, 3%
Electromechanical locks and electronic locks, 39%

Improved growth driven by security and safety demands

A new regional organization, ASSA ABLOY South Europe, was created in 2001 to oversee the Group's operations in France (Vachette, JPM, Laperche/ICB, Stremler, Fichet Serrurerie Bâtiment, Yale Security France and Bezault), Belgium (Litto and Dupéray), Spain (AZBE and TESA) and Italy (Nuova F.E.B., MAB, Yale Corni and Yale Security Group).

Market and market trends

In France, the positive trend of late 2000 continued at first, but volumes slowed towards year-end due to inventory reductions among distributors and some caution before the Euro introduction. Growth is security-driven, helped significantly by new high-end products such as masterkey cylinders and multipoint locks. Security has become an important political issue in France, which explains the wide interest in l'Observatoire de la Sécurité – the association created by ASSA ABLOY France to inform the media and public about security and safety measures.

The specialized high-security companies achieved really strong growth this year. As in other markets, orders for electromechanical products fell back in the second half, but are forecast to regain previous growth levels since the projects are delayed rather than lost.

The larger general lock companies picked up in the fall, especially JPM where major improvements in the production flow organization and new product launches are starting to bear fruit. But, as predicted, the entry-level products faced competition from cheap imports sold by price-oriented distributors.

The Belgian units recorded another good year of healthy, strong growth. The very active building market stabilized in the second half-year and volumes remained good. Sales of Fichet's high-security doors (integrated into the Belgian organization in 1999) rose substantially in response to growing security demands and revitalized market efforts. Hotel lock sales were brisk early in the year but then slowed, as did sales of industrial locks to the telecom sector. Continuing high-security demand and a strong presence in replacement/renovation projects will assure continued positive development in Belgium.

Spain is the region's strongest growth market, achieving record volumes for the high-security ABLOY cylinders and other security products, despite some slowing in the telecom sector. Further attention given to Fichet, acquired by ASSA ABLOY in mid 2000, paid off in extensions to the Point Fort dealer network and in higher sales per outlet. Hotel lock sales held up well. Towards the end of the year the TESA acquisition was completed and the work of integrating the company into the Group started.

In Italy too there is increasing awareness of – and interest in – better locking solutions.

The lack of clear market leadership has produced a depressed, price-focused market. ASSA ABLOY's units kept up well and are targeting margin improvements rather than volumes. A good last quarter lifted sales above last year's. The newly acquired door-closer manufacturer MAB is integrating very positively in both the region and the Group.

Growth for the region is moderate, but still well above that of recent years. There is increasing penetration of electromechanical products made by Yale Corni and Nuova F.E.B. in Italy and by ICB, JPM and Laperche in France.

The trend towards higher security

Safety and convenience have become important additional drivers of security-driven growth. Studies conducted by l'Observatoire de la Sécurité (just before the terrorist attacks on September 11) show that 43 percent of the French population think supermarkets, schools and cinemas have insufficient safety measures. The figures rise to 49 percent for football stadiums, 50 percent for office buildings, 60 percent for the subway and 64 percent for nightclubs and discos. 65 percent also believe that the security measures in public buildings are not renewed sufficiently often. These results attracted wide attention in the French media, winning recognition for ASSA ABLOY. The better-informed public demand for safer public buildings will benefit the entire industry.

New products targeting the demands for higher security and safer public buildings have multiplied. JPM introduced an innovative panic exit device. Vachette launched a new family of multipoint locks with good export potential and two new high-security cylinder lines. Laperche's safety-featured lock won the innovation award for locks at Paris's BATIMAT 2001 fair in November. Fichet's new range of high-security doors attracted wide interest – and new volumes – and investments in production are being stepped up to meet demand from France, Belgium and Spain.



The Opéra Garnier in Paris, with its ceiling paintings by Chagall and crystal chandelier weighing over six tons, remains the masterpiece of the French architect Charles Garnier (1825-1898). Since 1989 the opera house has been protected by a high-security masterkey system from JPM using over 400 KESO cylinders as well as rim locks matching the style of the building. This system is continually updated with the latest technologies.

In Italy, Nuova F.E.B. launched a new line of panic exit devices and also a new design concept for panic exit devices, designed in Milan.

The CLIQ technology was acclaimed at its French launch at the Eiffel Tower in October. The industry is eagerly awaiting the first deliveries in early 2002.

The South Europe group is very active in the various European committees for standards and certification. Possibly the most significant advances are in panic exit devices, where ASSA ABLOY is the regional market leader. All units will apply for the new CE certifications and markings as they become available in early 2002, before becoming mandatory later.

Integration regionally and within the Group

The integration of the newly acquired companies is proceeding well. New management structures developed in the creation of a South Europe region cater for ongoing communication and information flow.

Cross-border trade between the companies is becoming important as relations improve. Litto in Belgium has distributed Vachette products for two years now, while JPM panic exit devices go to the Belgian market via Dupéray. AZBE in Spain is introducing door closers and panic exit devices from France. Yale in Italy is sourcing high-security cylinders from Vachette and complementary products from Nuova F.E.B. Yale products also go to several French companies. Even more ties are in the making.

The French group has actively cultivated common projects since 1997 and is now a well functioning team. During 2001 a successful Management Training Program was started where twelve young potential managers were trained in business and ASSA ABLOY values and strategies. The program will be extended to the entire South Europe region from early 2002. It is an excellent tool both for internal grooming of new generations of managers and for company integration.

The South Europe region will host one of the Volvo Ocean Race stopovers at La Rochelle, France in May 2002. Preparations are well underway, handled by a project team from all the countries.

Other projects conducted regionally are Supply Management and Purchase Coordination, an IT Forum, a Brand Management Council and several business development projects.

South Europe:

Sales by companies in the South Europe organization in 2001 amounted to SEK 2,905 M (2,232). Organic growth for comparable units was 4 percent.

GROUP VICE PRESIDENT ASSA ABLOY: BO DANKIS

FRANCE

Bezault S.A.
Manufactures door and window fittings.
Managing Director: Michel Brassié

Fichet Serrurerie Bâtiment
Manufactures high-security cylinders, high-security locks and security doors.
Managing Director: Robert Fidanza

JPM S.A.
Manufactures locks, cylinders, panic bars and escape fittings.
Managing Director: Eric Baudru

Laperche S.A./ICB
Manufactures multipoint locks, cylinders and electromechanical locks.
Managing Director: Robert Fidanza

Stremler S.A.
Manufactures locks and fittings for glass and aluminum-frame doors.
Managing Director: Robert Fidanza

Vachette S.A.
Manufactures locks, multipoint locks, high-security cylinders, panic bars and escape fittings.
Managing Director: Frédéric Chanel

Yale Security France
Sells locks, multipoint locks, cylinders and electromechanical locks.
Managing Director: Pascal Bureau

BELGIUM

Dupéray S.A.
Specifies locking solutions aimed at large building projects with products mainly from IKON, effeff, Abloy and other Group companies.
Managing Director: Dominique Osstyn

Litto n.v.
Manufactures and sells locks and cylinders with an emphasis on high security.
Managing Director: Fernand Clapdorp

SPAIN

ASSA ABLOY IBÉRICA, S.L.
Parent company for ASSA ABLOY's operations in Spain.
Vice President: Jorge García Martínez
Vice President: Jose Agustin Telleria

AZBE B. ZUBIA, S.A.
Manufactures and markets a complete portfolio, through four Business Units.
Managing Director: Jorge García Martínez

TESA Talleres de Escoriaza S.A.
Manufactures a comprehensive range of products including locks, multipoint locks, cylinders and knobsets for buildings.
Managing Director: Jose Agustin Telleria

ITALY

Yale Security Group – Italy
Sells cylinders, mechanical and electric rim/mortise locks, cabinet locks, safes and padlocks, in Italy and internationally.
Managing Director: Roberto Renzi

Nuova F.E.B. S.r.l.
Specializes in the production of locks, electric strikes, panic exit devices and electrical supplies.
Managing Director: Gilberto Allievi

MAB MASELLIS Industriale S.p.A.
Manufactures door closers, floor springs and panic exit devices.
Managing Director: Gilberto Allievi

Yale Corni Sistemi di Sicurezza S.p.A.
Panic devices, aluminum/fire locks and electromechanical/electronic closing systems.
Managing Director: Roberto Renzi

Trends

SEK M	2001	2000	1999	1998	1997
Sales	2,905	2,232	1,682	1,559	901
Average no. of employees	3,099	2,744	2,189	2,013	1,204

Sales by product group


Security doors and fittings, 17%
Mechanical locks, lock systems and accessories, 75%
Industrial locks, 1%
Electromechanical locks and electronic locks, 7%

Group synergies, integration and strong brands stabilize sales

ASSA ABLOY UK, which was formed after the acquisition of Yale Intruder Security in late 2000, has pursued a policy of integration while taking advantage of the strength of the individual Group companies operating in the UK. Each company has its own strengths in products and marketing, and the aim is to develop these unique aspects while facilitating cross-learning and synergies that achieve cost savings and spread best practice.

ASSA ABLOY UK is the country's largest supplier of door and window security products and has a dominant position in the high-security lock market. But it currently enjoys a relatively small market share of the general door and window hardware market. This leaves exciting opportunities to capitalize on its strong brands, market presence and access to Group products and to introduce new products in many ancillary areas such as door closers, door handles and window hardware.

Separately, ASSA ABLOY UK is the major UK-based automotive lock supplier.

Chubb Locks Custodial Services dominates the jail-sector lock business in the UK, and together with Union-brand products contributes to exports amounting to SEK 210 M.

Extensive strategic market research has been undertaken to plan the UK group's development using its strong national brands and companies, supplemented by the vast range of products available from the global ASSA ABLOY Group. This evaluation has identified opportunities for all the UK companies to develop without undue levels of intra-Group competition. The twin aims are to give existing customers greater choice by enlarging the product range, and to expand the customer base. During 2001 each company progressed in line with this strategy:

- Abloy Security and ASSA continued to grow in the high-security commercial segments with the support of the Nordic factories and the introduction of new keying and electromechanical products. Abloy focuses on distributing through locksmiths and security centers while ASSA supports the specification of solutions for institutional buildings via architects and builders.
- Grorud, supplying fittings to door and window manufacturers, grew strongly after the acquisition of a principal supplier and significant new contracts in the British OEM market.
- Chubb Lock Custodial Services commissioned the construction of a purpose-built site to accommodate all the manufacturing and administrative/sales functions of the company. This confirmed its commitment to supplying a total service to custodial establishments, and continues the development of sophisticated systems that meet the stringent demands for economy and security in private and state-run jails and other secure establishments.
- C E Marshall invested in added magnesium diecasting capacity to support the growing market for lightweight steering-column locks, and maintained its profitability despite a difficult year in the automotive field. By year end it was collaborating with ASSA ABLOY's other car-lock manufacturer FAB of the Czech Republic to pursue new opportunities.
- Yale Security Products focused on continued operational efficiency improvements and the development of new product plans to support the repositioning of its Yale, Union and Chubb brands. With this repositioning Yale will focus on residential products and the security of private accommodation, Union will develop a wide range of products from within the Group to support commercial specifiers and ironmongers, and Chubb will provide high-security, technically advanced products for both markets.

Market and market trends

While the overall market was difficult and remains largely price-driven, significant opportunities for high-specification products have supported the focused strategies of ASSA, Abloy and Grorud and their continued growth. This reflects the underlying increase in awareness of security, driven by rising criminality and increased accumulation of personal possessions and other valuable assets such as information.

The repositioning of the Yale, Union and Chubb brands, and the introduction of innovative and higher-value-added products, will offer the market attractive alternatives to the plethora of imported copycat products.

Despite the difficult overall market, ASSA ABLOY UK was able to maintain or increase sales in most segments while improving margins during the year. Particular emphasis was placed on restructuring and repositioning Yale in this regard and has resulted in a strong initial order intake in 2002.

The trend towards higher security

Security requirements continue to grow, and the companies work together with


Yale

The National Security Roadshow is a mobile exhibition center created by Yale Security Products UK. It attends customer open days, exhibitions and conferences, publicizing both the Volvo Ocean Race participation and the latest high-security products.

government organizations, insurance companies and Standardization bodies to increase consumers' awareness of standards and the products and solutions available.

Focus on the end-user has been assisted by the Yale Security Roadshow, a purpose-built mobile exhibition which tours the country, visiting trade shows and supporting customers and local-community activities. The display aims to inform customers of general issues related to security and enjoys the support of allied organizations such as 'Secure by Design' (a police initiative), insurance companies and Neighborhood Watch.

The improvement of security via door and window manufacturers has been supported by the introduction of new multipoint locking products from both Yale and Grorud. This focus on fitting by the manufacturer will protect future sales.

Customer research for new products focuses on end-users' desire for products that are both functional and appealing, and has revealed significant opportunities to raise public awareness of security products. Packaging, advertising and point-of-sale displays are therefore directed towards customer education to increase understanding of the products' technical superiority.

Integration regionally and worldwide

The integration of the UK group has progressed well, exploiting opportunities to share production facilities, skills and services. The companies' combined knowledge has been incorporated in a product/market matrix, from which strategies to best utilize each company's strengths in products and marketing have been defined.

In the drive to reposition the Yale, Chubb and Union brands, resources have been seconded from Australia, Sweden and Finland.

In critical product areas, strategies utilizing products, designs and marketing programs from other Group companies have been developed. There will be significant new product launches in 2002 based on cross-buying, local manufacture and joint sourcing strategies. A typical initiative will be the extension of the successful padlock range from Lockwood in Australia to Yale UK.

Supported by the Volvo Ocean Race initiative, a real momentum has been developed in the former Yale Intruder Security companies which will manifest itself in a more proactive and confident UK group over the next few years.

United Kingdom:

Sales by companies in the UK organization in 2001 amounted to SEK 1,545 M (665). Organic growth for comparable units was 8 percent.

GROUP VICE PRESIDENT ASSA ABLOY:
GEOFF NORCOTT

Abloy Security Ltd.
Primarily markets ABLOY electromechanical locks, padlocks and industrial locks.
Managing Director: Robin Rice

ASSA Ltd.
Markets a complete range of ASSA, Ruko and SOLID lock products.
Managing Director: Paul Green

Grorud Industries Ltd.
Manufactures and markets door and window fittings.
Managing Director: Bjørn Mønster

C E Marshall (Wolverhampton) Ltd
Manufactures and supplies high-security locks and door handles as original equipment items to the automotive industry.
Managing Director: Raymond Dovey

Yale Security Products UK Ltd
Manufactures and markets a complete range of door locks, padlocks and architectural hardware under the Yale, Chubb and Union brands.
Managing Director: Michael Rayner

Chubb Locks Custodial Services Limited
Provides custodial locking products and systems to correctional facilities worldwide.
Managing Director: Steve Wood

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,545	665	270	266	236
Average no. of employees	1,795	704	128	132	147

Sales by product group


Security doors and fittings, 3%
Mechanical locks, lock systems and accessories, 71%
Industrial locks, 20%
Electromechanical locks and electronic locks, 6%

New structures sustain development of a group doubled in size

The operations of ASSA ABLOY North America have undergone strong and rapid expansion which has resulted in a doubling in size over the last 15 months. Following the addition of the Yale Security Group in late 2000, Phillips and TESA in Mexico were acquired during 2001, while in the USA the Door Group joint venture with SPX Corporation has brought four new companies into the North American organization: Ceco, Dominion, Fleming and Trussbilt.

Today the North American group consists of more than 30 operating units and employs over 10,000 people. Organic growth has been stable at a level well above the general growth of the economy and the market. EBITA (operating margin before goodwill amortization) has also developed positively, both as a result of improved performance by companies in the 'old' group and through efforts focused on integrating the new companies into the group. During 2001 these companies have already been able to report gains in efficiency and reduced overhead costs which have had a positive impact on the group's earnings.

ASSA ABLOY's participation in the Volvo Ocean Race has spread Group culture and enhanced team spirit among the American companies. It has also played an important role in integrating new units. And all this, long before the boats even have arrived to North American waters.

At a time of strong growth it is critical to create the right environment to support efficient integration of the new units as well as to ensure that available synergies are exploited to the maximum possible extent. The overall objective is to create profitable and sustainable organic growth for the group. By mid year a new structure had been launched with the three main objectives of continued and strengthened focus on operational excellence, increased focus on product development to ensure satisfactory levels of innovation and speed to market, and finally a broadening of market coverage through additional coordination and focus.

In the new structure, companies and units with a common base in terms of products and operations have been brought together, and two additional groups with similar market focus and geographical coverage have been formed. The new structure consists of five product-based groups:

- *Architectural Hardware Group – Corbin Russwin, McKinney, Norton, Rixson, Sargent, Yale Commercial Locks and Hardware*
- *Door Group – Ceco, Curries, Dominion, Fleming, Graham, Trussbilt*
- *High Security and Aftermarket Group – Abloy, Arrow, ASSA, Medeco, Mul-T-Lock, NEL*
- *Electromechanical Group – Folger Adam Electric Door Control, HES (Hanchett Entry Systems), Securitron*
- *Residential Group – Emtek, Yale Residential*

The two main sales and marketing organizations – ESSEX and YSG (Yale Security Group) – will be kept separate to support the new strategy of offering more than one alternative in each market. Additional coordination and brand positioning are other important elements in this strategy.

The operations in Canada and Mexico will also be run as separate but coordinated units.

Even though the successful integration of the North American group and exploitation of synergies will depend on development within each of the individual groupings above, there are also substantial opportunities for cross-group collaboration, such as closer market coordination between Ceco and YSG, and cooperation in the detention market between Trussbilt and Folger Adam.

USA

The market situation in the USA has softened during the year. A slowdown in new construction was detected quite early in the year. This was compensated to some extent by continued stable development in sectors of prime importance for the US group – institutional construction in general and the educational sector in particular. The negative impact that the events of September 11 have had on the economy as a whole has further slowed down overall construction activity. Added emphasis on security and security upgrades is expected to have a positive impact on parts of the ASSA ABLOY business over the next few years. But it is too early to say whether this positive impact will completely balance the negative impact from the softer economy.

The US group has developed positively during the year and shows overall organic growth of 4 percent with gains in particular for Emtek, HES and Yale Residential. The group's general market position has been strengthened during the year.

Integration of the new units has progressed well and is ahead of plan. For the Yale Security Group the additional focus on operational efficiency, price stability and reducing overhead costs has paid off in lower inventory, increased margins and improved overall profitability. Even though sales have been somewhat soft, the gains in



The new addition to the Minneapolis Convention Center combines the solid traditional security of a SARGENT mechanical key system with a SECURITRON digital entry system and exit delay system. Exit delay systems secure exterior doors electronically while permitting authorized entry, but delay unauthorized egress from within, so reducing loss from theft.

profitability have far outweighed any negative impact on the sales side. The creation of the Architectural Hardware Group has further speeded up the integration process and ensured improved utilization of resources and further cross-learning between the member companies.

Folger Adam Security is well underway to regain its leadership role in detention security. Additional focus on the core business, right sizing of the operation and a strong emphasis on efficiency should bring the company back to double-digit profitability in the next 12 to 18 months. To support this process, the loss-making William Bayley window division will be discontinued.

The ASSA ABLOY Door Group, formed in April 2001 as a joint venture with SPX Corporation, also shows good progress towards integration. In the joint venture ASSA ABLOY has 80 percent ownership, management responsibility and the right to buy the remaining shares after two years, so in practical terms the operation already acts as part of the US group. The rationale for the agreement was that the minority partner was a leading producer of security and safety steel doors that were often sold in conjunction with Yale door hardware and were complementary to the doors made by the ASSA ABLOY companies Curries and Graham.

Curries and Ceco, the two largest units in the Door Group and also the ones with most similar market presence, complement each other well: Curries with its main focus on frames and custom doors and Ceco with an excellent operation producing standard doors. It is expected that it will be possible to exploit further synergies during the next one to two years through a focused and differentiated investment program.

Trussbilt, the Door Group's supplier of doors and hollow-metal frames to the detention industry, has successfully built up a very strong backlog of orders over the last year. A substantial portion of this business is coming from new products and services, which is promising for the future since it has expanded the company's potential market. Some of these new products can also be used outside the detention industry in applications where increased security is of importance.

The strongest growth in the US group has been on the residential side. Emtek has achieved growth exceeding 50 percent for the second year running and continues to develop positively in its chosen niche of the market – decor-

North America:

Sales by companies in the North American organization in 2001 amounted to SEK 9,682 M (5,409). Organic growth for comparable units was 4 percent.

GROUP VICE PRESIDENT ASSA ABLOY:
CLAS THELIN

USA

ESSEX Industries, Inc.
Joint sales operation for Curries, Graham, HES, McKinney, Sargent and Securitron, with focus on the institutional construction market.
Vice President, Sales and Marketing: Joseph J Hynds, Jr

Yale Security Group (YSG)
Sales, marketing, service, and support for Ceco Door Products, Corbin Russwin Architectural Hardware, Folger Adam Electric Door Controls, Norton Door Controls, Rixson Specialty Door Controls and Yale Commercial Locks and Hardware.
Vice President, Sales and Marketing: Larry Bonhaus

Folger Adam Security Inc.
Supplier of locks and hardware to the highest-security markets, such as detention and correctional facilities.
President: Donald C Stading

ARCHITECTURAL HARDWARE GROUP
President: Thanasis Molokotos

Corbin Russwin Architectural Hardware
Manufactures a full range of architectural door hardware and locks, including mechanical and electromechanical mortise and cylindrical locks, panic exit devices, door closers and cylinders.
General Manager: Dan Daino

McKinney Products Company
Manufactures a broad, complete line of hinges.
General Manager: John Cordes

Norton Door Controls
Manufactures a comprehensive range of mechanical and electromechanical surface door closers, door holders and ADA automatic door operators.
General Manager: Doug Millikan

Rixson Specialty Door Controls
Manufactures concealed closers, pivots, and mechanical/electromechanical door holders, particularly suitable for special applications involving heavier doors, stringent esthetic requirements or other unique openings.
General Manager: Eric Tannhauser

Sargent Manufacturing Company
Manufactures a complete line of locks and door hardware with a wide range of cylindrical locks, mortise locks, exit devices, door closers, electromechanical products and cylinder systems.
Director of Operations: Rich Hafersat

Yale Commercial Locks and Hardware
Manufactures a wide range of commercial door hardware and locks, including mechanical and electromechanical mortise and cylindrical locks, panic exit devices, door closers and cylinders.
General Manager: Dick Krajewski

DOOR GROUP (USA AND CANADA)
President: Ben Fellows

Ceco Door Products
Manufactures a broad range of steel doors and frames for commercial, industrial and institutional construction markets.
President: Carl Hellman

Curries Company
Manufactures a full range of hollow metal doors and frames with primary focus on the institutional and commercial market.
President: Jerry N Currie

Dominion Building Products
Manufactures a full range of steel frames and doors, aluminum windows and preassembled door units for industrial pre-engineered buildings.
President: Tom Granitz

Fleming Door Products, Ltd
Canada's largest manufacturer of steel doors and frames for the non-residential building market.
President: Bill Strong

Graham Manufacturing Corporation
Manufactures architectural flush wood doors.
President: Jerry N Currie

Trussbilt
Manufactures high-quality security hollow metal products primarily for the detention market, with a market leading position in this segment.
President: Steve Wolgamot

HIGH SECURITY AND AFTERMARKET GROUP

Abloy Security Inc.
Active in the market for industrial locks.
President: Jeffrey Carpenter (acting)

Arrow Lock Manufacturing Company
Mechanical locks and lock cylinders, with an emphasis on the aftermarket and the north-eastern USA.
President: Charles E. Armstrong


Music Hall
STARRING THE ROCKETTES
CHRISTMAS SPECTACULA

The US architectural profession's highest prize – the 2001 AIA Honor Award for Interior Architecture – has gone to architects Hardy Holzman Pfeifer Associates for their dazzling restoration of New York's famous Radio City Music Hall, originally built in 1932. The glittering new hall uses Yale Security Group hardware throughout, including Rixson floor closers with special layouts, Corbin Russwin ML2000 locksets and Norton 7500 closers.

ative locks and hardware for homes of distinction. Yale Residential also shows strong growth in both retail sales and sales to builders. During the year the two residential companies have successfully launched a significant number of new products to support this growth.

The formation of a product group focusing specifically on High Security and the Aftermarket (where most decisions for security upgrades are made) provides increased opportunities to influence the trend towards higher security. The member companies take joint initiatives to broaden this market by increasing demand for high-security products. Within the framework of the National Crime Prevention Council (NCPC), the ASSA ABLOY Group is one of the main sponsors of the National Safety and Security Council (NSSC), committed to increasing awareness of safety and security measures that can prevent crime.

In order to take advantage of the strength that the different companies have built up over the years, there is a need for further brand positioning and coordination of sales and marketing efforts. The characteristics of local markets vary, based on traditions, distributor support and previous geographic coverage. The important work of developing strategies adapted to the different local markets is well underway. It involves the sales forces of all the major US companies and is coordinated at national level. The US group's overall strategy is always to offer the market more than one alternative.

Coordination and cooperation between companies of the High Security Group and the Architectural Hardware Group have also increased during the year. This is essential to drive the trend towards high security on the new-construction side and to increase awareness among end-users, specifiers, architects, contractors and other important opinion-formers in this segment of the market.

Many product introductions by the Architectural Hardware Group have been focused on such higher-security applications. Sargent has launched a new bored-in lock, of so-called T Zone construction, which offers outstanding performance and strength. Yale's new delayed egress device and Corbin Russwin's mortise lock for classrooms are other notable launches. Sargent has also launched a new family of stand-alone battery-operated access control devices incorporating proximity technology by HID.

Another initiative aimed at driving the trend towards higher security was the Building Security program successfully launched in 2001. ASSA ABLOY joined forces with other companies including Diebold, one of the country's leading security systems integrators, to offer end-users a complete package of safety and security products and services.

CANADA

The Canadian market has stabilized after a relatively soft year in 2000. All companies in the Canadian group show stable growth.

The integration process has also proceeded smoothly in Canada with the major focus on further market coordination and sharing of best practice in the areas of following-up prospects and projects and managing the early stages of the sales process.

In addition to the traditionally strong Sargent, Yale-Corbin, Medeco and Abloy presence on the Canadian market, significant inroads have been made for McKinney, Securitron, HES and Mul-T-Lock. This success has been based on focused efforts to utilize existing channels to the market and build on the strength of the established units.

Canada is traditionally a strong high-security market. The main potential


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for further growth in this segment is by increasing the base during the new-construction phase. This is therefore the main emphasis of ASSA ABLOY's efforts to drive the trend towards higher security. Leads are now shared between the companies, and a more cooperative approach is used to sell high-security solutions in the new-construction market. Implementation has so far been successful and well received by the market. With the broad range of products available it has been possible to offer different high-security solutions based on individual customer needs.

MEXICO

Even though growth in the Mexican market in 2001 was considerably lower than for the last 4-5 years, the situation is very promising since this has been the most stable first year of office for many years for any newly elected Mexican President. The underlying need for construction is also very strong in this fast-expanding market. However, the Mexican economy's strong dependence on the USA means that it is likely to be negatively influenced by the slowdown there.

The Mexican group consists of Yale Security Mexico (the new name for Scovill), TESA and Phillips – three companies with different focus and strengths. Phillips is the market leader in traditional Mexican locking products and padlocks, while Yale and TESA are more focused on American-style bored-in locks. Both Yale and TESA have stable market positions in Mexico but also play a significant role in cost-efficient sourcing of products for the US market.

TESA has been a main supplier of products to Yale Residential in the USA for some years, and Yale Security Mexico is playing an ever bigger role as a cost-efficient source of products sold by Arrow in the USA.

Integration in Mexico has only just started, since the closing of the Phillips transaction took place in September and TESA joined the group in November. A Country Manager was recruited from the industry in September and the new management team has already identified a number of areas to address. They include cross-sourcing of products and components, better utilization of the total production resources, development of best practice on the manufacturing side and coordination of purchasing and export activities.

ASSA Inc.
Occupies a leading position in the high-security segment of the market.
National Sales Manager: Thomas Demont

Medeco Security Locks Inc.
Market leader in high-security locks and lock systems for doors and industrial applications.
President: Robert Cook

NEL Corporation
Primarily focuses on marketing and sales of exterior security rim locks under the SEGAL brand.
Director: Joseph Kingma

ELECTROMECHANICAL GROUP

Folger Adam Electric Door Controls
Manufactures an extensive range of electric strikes, electromagnetic locks, power supplies and access control accessories.
General Manager: Eric Tannhauser

Hanchett Entry Systems, Inc
Provides a variety of electromechanical locking products with emphasis on electric strikes.
President: Michael Webb

Securitron Magnalock Corp.
Market leader in magnetic locks and other electromechanical lock products.
President: Robert Cook

RESIDENTIAL GROUP

Emtek Products Inc.
Decorative locks and hardware for the residential market.
President: Thomas Millar

Yale Residential Security Products, Inc.
Provides residential locksets for both new construction and retail aftermarket applications.
President: Craig Dorsher

CANADA

ASSA ABLOY of Canada Ltd.
Markets and sells Sargent, McKinney, Arrow, Securitron and HES products in Canada. Responsible for overall market coordination in Canada including also Abloy and Medeco.
President: Greg M Erwin

Abloy Canada Inc.
Markets and sells ABLOY products in Canada.
President: Stephen Timmons

Medeco of Canada
Markets and sells Medeco products in Canada.
Director: Alan Heaney

Yale-Corbin Canada Limited
Canadian distribution company for Yale Security Group.
President: Bill McLean

MEXICO
Country Manager: Jorge Arnau

Grupo Industrial Phillips S.A de C.V.
Leader in the Mexican market for locks and padlocks, manufacturer of a complete line of rim and mortise locks, hinges, padlocks and door hardware under the brands PHILLIPS and PARKER.
President: Juan Manuel Mozas

Tesa, S.A. de C.V.
Residential locksets manufactured and assembled for new construction, retail aftermarket applications and export under the brands TESA and THOR.
President: Lars-Inge Aronsson

Yale Security Mexico
Market leader in Mexico in cylindrical and tubular locks under the brands YALE and SEGUREX. Responsible for distribution of TOVER locks.
President: Roberto Lebrija Pariente

Trends

SEK M	2001	2000	1999	1998	1997
Sales	9,682	5,409	3,721	2,916	2,402
Average no. of employees	7,133	4,259	3,305	2,715	2,406

Sales by product group


Security doors and fittings, 23%
Industrial locks, 2%
Electromechanical locks and electronic locks, 9%
Mechanical locks, lock systems and accessories, 66%

Integration benefits the region and the Group

ASSA ABLOY South Pacific was formed during 2001 to coordinate the operations of this region. At the start of the year operations consisted of Abloy Security Limited in Australia (100 percent owned), Lockwood Security Products of Australia and Lockwood Arrow of New Zealand (both 50 percent) and Trimec Technology in Australia (100 percent).

In April 2001 Lockwood Security Products (including Lockwood Arrow NZ) became a wholly owned subsidiary of ASSA ABLOY AB when the former 50/50 joint-venture partner Email Limited sold its interests under a prior arrangement. However, these operations have been managed as wholly owned ASSA ABLOY companies since 1999 and much of their success is due to the resulting synergies.

In October 2001 ASSA ABLOY acquired Interlock Group of New Zealand, strengthening the Group's position in New Zealand and bringing with it valuable knowledge of the OEM window market and innovative products and production techniques. Half of Interlock's sales are exported, primarily to the USA and Japan.

Market and market trends

During the first half of 2001 the Australian market continued to suffer the effects of the 10 percent Goods and Services Tax imposed on 1 July 2000. This particularly affected the residential market. However, by the end of the third quarter a recovery was well underway.

Lockwood's aggressive product introduction strategy, focusing particularly on higher-specification commercial products, resulted in organic growth of 4 percent for the year despite a soft residential market.

With the residential market recovering and the launching of new products unabated, 2001 has set a firm base for the promotion of a wider range of products – both locally manufactured and Group-sourced – in coming years.

The New Zealand market recovered towards the end of 2001 and will provide many opportunities in future years, helped by a new door-closer range from Lockwood Arrow and synergies resulting from the Interlock acquisition.

The export market, particularly to Asia, has been difficult, but added resources and restructuring of the ASSA ABLOY Asia Sales Offices have produced an initial improvement in results.

The trend towards higher security

While security demands are increasing in the area, there are also opportunities for products that improve sealing and energy conservation, particularly in the window market.

With Lockwood's technical resources, significant input can be made to the development of standards and, in conjunction with major door and window manufacturers, of more sophisticated products to enhance safety and security in residential and commercial applications. Interlock's innovative range will also enhance convenience, esthetics and cost-effectiveness.

This drive to high-value products gives window and door manufacturers and builders the opportunity to distinguish themselves from the cost-driven end of the market and promote added product features and customer benefits.

Lockwood and Abloy retain a majority share of the commercial market segment and supply the most highly developed keying systems available, based on Scandinavian designs. Abloy's disk-based technology focuses on the industrial market but also offers commercial building customers an alternative to Lockwood's more traditional pinned cylinder systems.

The companies use the development of standards to promote the trend to higher security directly to the public via DIY stores and locksmiths. For example, Lockwood's new padlock range is supported by a new Australian Standard drafted by the company and based on the European Standard. In addition, the Lockwood Twin Security Council, comprising company representatives and a network of leading locksmiths, promotes the ASSA ABLOY philosophy of the 'positive spiral'.

Modified versions of existing Residential and Commercial Training Packages are now used to train police personnel in most Australian states, and cooperation with Neighborhood Watch schemes continually improves community awareness.

Integration regionally and worldwide

A significant contribution to the present position of Lockwood in the Australian market is attributable to the transfer of products and knowledge from the Group.

The Twin Keying product line (supported by Assa, Sweden) and the panic exit device range (supported by JPM, France) are two good examples. In both these cases Lockwood was able to launch sophisticated products to the market cost-effectively and rapidly and thereby accelerate the promotion of the trend to higher security.

More recently, Lockwood has been able to support other Group companies



A system for grading the security performance of padlocks, developed by Lockwood Security Products in Australia to guide customers to the correct padlock selection for their application, has since been adopted as the official Australian Padlock Standard.

such as Yale UK with Australian developments such as its new padlock range (providing both the product and the marketing approach). This has also enabled our major suppliers to benefit from increased volumes generated by coordinated Group purchasing.

Joint marketing programs have been developed with Union (UK) to add Trimec and Lockwood to the range sold by Union in the Middle East. The Australian companies will supply Union-branded products to expand the offering to architectural customers there.

Opportunities have been taken to source products from within the Group. For example, Guli (China) now manufactures window-stays for Lockwood that were previously bought from Asian companies outside the Group.

The future product range for the region will utilize the expertise of Trimec in electromechanical applications to add value and flexibility to mechanical ranges that are already outstanding.

The acquisition of Interlock creates opportunities for a new range of window products to be added to other Group companies' ranges and for the exchange of production techniques and coordination of purchasing in the region.

Despite the distances involved, ASSA ABLOY South Pacific is active in many of the Group's central councils such as Product Councils and Sourcing Councils. It derives considerable benefit from them, and provides equally valuable input.

Sound foundations have been laid and growth is accelerating for this part of ASSA ABLOY. Its performance and impact on the Group are expected to show increasing benefits over the next few years. The success of the ASSA ABLOY Racing Team (winning both the Sydney to Hobart Race and Leg 3 of the Volvo Ocean Race – Sydney to Auckland) underpinned an extremely successful integration program particularly within the wider ASSA ABLOY South Pacific community, including not only employees but customers and business partners.

South Pacific:

Sales by companies in the South Pacific organization in 2001 amounted to SEK 841 M (772). Organic growth for comparable units was 3 percent.

GROUP VICE PRESIDENT ASSA ABLOY:
GEOFF NORCOTT

AUSTRALIA

Lockwood Security Products Pty Limited
Manufactures and markets lock products such as door and window hardware, mortise locks, rim locks and door closers for the Australian residential and commercial markets.
President: Geoff Norcott
General Manager Commercial Products: Joe Perera
General Manager Residential Products: Edgar Chin

Abloy Security Pty Ltd.
Markets and sells the full range of ABLOY products.
Managing Director: Joe Lahoud

Trimec Technology Pty Ltd.
Manufactures electric strikes and related products for Australian and international markets.
Managing Director: Roy Bowyer

NEW ZEALAND

Interlock Group Limited
Manufactures and distributes door and window security hardware in the New Zealand market and exports to OEMs in USA, Japan, UK and Canada.
Managing Director: Anthony Gledhill

Lockwood Arrow Ltd.
Manufactures door closers and markets Lockwood products on the New Zealand market.
Manager: Bruce Pollard

Trends

SEK M	2001	2000	1999	1998	1997
Sales	841	772	590	–	–
Average no. of employees	1,098	1,004	1,111	–	–

Sales by product group



Security doors and fittings, 18%
Mechanical locks, lock systems and accessories, 70%
Industrial locks, 5%
Electromechanical locks and electronic locks, 7%

Continued strong growth reinforced by integration and international projects

ASIA

In the past two years the Group's interests in Asia have been greatly expanded by the Yale and Lockwood acquisitions. During 2001 the operations in each country were integrated under the holding company formed last year, ASSA ABLOY Asia.

Market and market trends

The Asian economies remained weak due to the global economic slowdown following the terrorist attacks in the USA. Regional instability in Indonesia and the Philippines further prompted many governments to downgrade forecasts for economic growth. However, China's entry into the World Trade Organization in early 2002 and hosting of the 2008 Olympic Games will offset some of the negative economic impact.

Yale and Guli remained the major retail brands in Asia. DIY has developed significantly, rapidly complementing the traditional hardware distribution channels. Product lead-time and service level to the DIY sector provide an important competitive edge.

The Group also focused on project specification. Major projects achieved in China include the Beijing headquarters of the Bank of China and the Industrial and Commercial Bank of China, Plaza 66 in Shanghai, and the Beijing International School.

The trend towards higher security

ASSA ABLOY Asia continues to lead the trend toward higher security. In China, the government adopted the Group's testing procedures for door closers and mortise locks as industry standards. In Malaysia, the Institute of Fire Engineers appointed ASSA ABLOY to the Technical Committee for drafting new fire-door hardware standards. 2002 will focus on establishing Security Centers throughout the region to educate the market and to enhance service level. Guli's technical service centers in China will continue to provide technical support and 24-hour emergency lock-out service.

Integration regionally and worldwide

Under the unifying influence of the Volvo Ocean Race, business integration progressed well. The Chinese manufacturing company became wholly-owned in February and the name was changed to Guli Security Products, focusing on the local brand. The ASSA ABLOY businesses in China – Yale, Guli and effeff – were integrated into ASSA ABLOY China. In Hong Kong, Singapore, Malaysia and Thailand similarly, ASSA ABLOY, Lockwood and Yale businesses were consolidated, achieving significant business synergies through cross-learning, overhead savings and sharing of project information and technical knowledge. To support continuing expansion, ASSA ABLOY Philippines and a presence in India will be established in 2002.

EASTERN EUROPE

In 2001 most of the Group's markets in eastern Europe developed well.

In the Baltic countries Abloy is represented by the subsidiary Abloy Oy Eesti Filiaal in Estonia and representative offices in Latvia and Lithuania. Assa's Estonian subsidiary ASSABalt markets the products of the Group's Swedish companies in all three Baltic countries.

Good organic growth continued in Latvia and Lithuania, and ASSA ABLOY has further developed the distribution network. A notable project is the Saku Suurhall sport and concert hall in Tallinn, Estonia, where the Eurovision Song Contest will be held in 2002.

In the Czech Republic and Slovakia, ASSA ABLOY's organization consists of FAB, the Czech Republic's largest lock company, and FAB Slovakia. The sales company FAB Projekt was integrated into FAB in 2001.

The local distributor of Abloy and VingCard products was acquired in 2001 and the business was renamed Abloy Czech and Abloy Slovakia. Both companies have developed very well. Abloy Czech has been integrated into the Czech organization and now also distributes electromechanical products from effeff in Germany and Securitron in the USA. FAB has broadened its portfolio and continues to add products from other Group companies, mostly marketed under its own brand.

2001 saw moderate growth as the economy picked up after recession. Construction locking and sales of electromechanical products have developed particularly well, but revenues from car locks remained weak. Demand for higher-security products continued to grow, and the ongoing development of the DIY business increased direct sales during the year.

In Hungary, the sales company ASSA ABLOY Hungary is developing well in a very fragmented market. There are encouraging signs of growing demand in the high-security segment.

In Poland the Group's sales are handled by ASSA ABLOY Poland, which has a strong position in the high end of the lock market. After some strong years the Polish economy has weakened significantly and new-construction activity has leveled out. Nonetheless sales were maintained at the level of



Ricardo Orlando, at one of La Fonte's Metalferco franchise stores in Brazil, demonstrates the result of a joint project with Mul-T-Lock in Israel.

2000, and awareness of high-security products is continuing to increase. The Polish Telecom headquarters is a notable project due to be completed early in 2002.

In Romania the Group is represented by ASSA ABLOY Romania, which markets high-security products from Group companies including Assa and VingCard, and by the manufacturer Urbis Security, which holds a leading position on the Romanian lock market.

During 2001, a new company, Urbis International, was formed to manufacture door hardware for Group companies. The relocation of production machinery from Grorud in Norway, begun last year, was completed and production technology was upgraded by major investment in a new surface treatment plant.

Despite a difficult market and a continuing weak economy, ASSA ABLOY Romania achieved good organic growth, especially in the high-security and hotel sectors, while Urbis maintained domestic sales at 2000 levels.

SOUTH AMERICA

ASSA ABLOY's interests in South America consist of the lock manufacturer La Fonte in Brazil.

Market and market trends

In a highly fragmented and strongly competitive Brazilian market shared by more than fifteen companies, sales volumes were comparable to last year's. Organic growth fell back, but La Fonte remains the market-leading brand and the leader in technology in Brazil, and its awareness of market needs means that prospects for future sales growth are highly positive. Increased construction in 2001 was not enough to offset the enormous housing shortage, which is likely to provide excellent future sales opportunities.

Brazilian customers remain primarily concerned with new designs and styles, but there are signs of increased interest in quality and customer service and in higher-security products and solutions.

Sales of Yale-branded products to other South American countries have increased, based on a closer relationship with the local distributors. In these areas the prospects for strong organic growth are also positive.

The trend towards higher security

A general sense of insecurity in Brazil is driving the locks market and the lock industry towards higher security.

New Markets:

Consolidated sales in New Markets in 2001 amounted to SEK 1,764 M (981). Organic growth for comparable units was 18 percent.

GROUP VICE PRESIDENT ASSA ABLOY: ÅKE SUND

ASIA

ASSA ABLOY Asia Pacific Limited
Acts as holding company for the Asia region, marketing and selling Group products primarily for commercial, institutional, residential and industrial applications across Asia.
President and CEO: C.K. Jeang

Guli Security Products Limited
The largest lock factory in China, manufacturing and supplying primarily residential locks and door closers for China and international markets. Sales are conducted from its headquarters in Zhongshan, Guangdong, supported by four strategic business units and branch offices in Beijing, Shanghai, Chongqing and Wuhan.
Managing Director: C.K. Jeang

ASSA ABLOY Hong Kong Limited
Responsible for all sales and marketing activities in North Asia (excluding China) covering Hong Kong, Taiwan, the Philippines, Japan, Korea, Vietnam, Myanmar, Cambodia and Laos.
General Manager: Keith Chan

ASSA ABLOY Singapore Pte Limited
Responsible for all sales and marketing activities in South Asia (excluding Malaysia and Thailand) covering Singapore, India, Pakistan, Bangladesh and Indonesia.
Managing Director: Jim Heng Lee

ASSA ABLOY Malaysia Sdn Bhd
Responsible for sales and marketing activities in Malaysia.
Managing Director: Michael Pan

ASSA ABLOY (Thailand) Limited
Responsible for sales and marketing activities in Thailand.
Managing Director: Tab Teh

THE BALTIC COUNTRIES

ASSABalt AS
Markets and sells ASSA products in the Baltic countries.
President: Tarmo Talvet

Abloy Oy Eesti Filiaal
Markets and sells ABLOY products in the Baltic countries.
Manager: Ahti Ovaskainen

CZECH REPUBLIC

FAB a.s.
Manufactures and markets construction locks, industrial locks, padlocks, cable locks and car locks.
President: Vladimir Bayer

Abloy Czech s.r.o.
Markets and sells Abloy, VingCard, effeff and Securitron products in Czech Republic.
President: Tomas Richter

SLOVAKIA

FAB Slovakia s.r.o.
Manufactures lock cases; markets and sells other FAB products.
President: Jaroslav Holzer

Abloy Slovakia s.r.o.
Markets and sells Abloy, VingCard, effeff and Securitron products in Slovakia.
President: Tomas Richter

HUNGARY

ASSA ABLOY Hungary kft.
Markets and sells ASSA ABLOY products in Hungary.
Managing Director: Géza Póka

However demand currently centers on alarm systems and guard services, and locks are not yet perceived as the main component in improving security.

La Fonte's strategy is to educate the market by promoting high-tech products to dealers, contractors, consultants and opinion makers as well as end-users. The company's access to the whole range of ASSA ABLOY Group products will give it a significant technical advantage over local competitors and avoid the need to engage in price wars over 'commodity' products.

Integration regionally and worldwide

The company currently supplies lever handles to sister companies in the USA. In the other direction, La Fonte has introduced a new high-security cylinder on the Brazilian market as a result of a partnership with Mul-T-Lock in Israel, and a partnership has been established to market ABLOY products from Finland.

Employee satisfaction has increased enormously since the company was acquired by the ASSA ABLOY Group. The major efforts made to integrate the company and to transmit Group culture have paid off in improving employees' confidence about the company. The Volvo Ocean Race has been a great unifying factor, with special events beginning in July 2001 and running right through to the Race stopover in Rio de Janeiro in February and March 2002.

SOUTHERN AFRICA

A year after the acquisition of Yale-Union in August 2000, the ASSA ABLOY Group acquired another leading South African lock company, Viro Locks (SA), which complements the product range. A new holding company, ASSA ABLOY South Africa, was formed to integrate the companies, which together hold a clear leading position on the South African lock market.

Market and market trends

The South African market is highly competitive due to the low per capita GDP, which tends to push demand towards low-cost products. The market was therefore developed during 2001 by beginning to resurrect an insurance grading system for locks and lock solutions.

Much work was done with the Public Works Department to get Group products specified for Government buildings. Presentations to customers explaining the need to promote high-security locking products were accompanied by the launch of high-security Group products from effeff in Germany and Mul-T-Lock in Israel. Other products have been sourced from Securitron and HID in the USA.

Sales of DIY products continue to increase. The Yale brand is currently being relaunched on the retail market with decision-making guides to help consumers purchase the right product for the application.

The trend towards higher security

South African consumers have been persuaded that for better home security they must install burglar bars, alarm systems, security sensors and panic devices. ASSA ABLOY has now embarked on a campaign to convince them that a chain is only as strong as its weakest link, and that good locks and locking solutions should be re-evaluated for home security. The Association of Insurers & Insurance Assessors has been canvassed to give this campaign legitimacy. A training academy will also be established to educate both staff and distributors about the benefits of high-security products and provide them with arguments to sell better locking solutions.

A padlock grading system based on European (CEN) security Standards will be introduced and is expected to be endorsed by the South African Bureau of Standards.

Integration regionally and worldwide

Rationalization of the Yale-Union and Viro product ranges was started during the year. Cross-learning visits to best-practice ASSA ABLOY factories generated valuable ideas to implement locally. Thus ideas drawn from the Lockwood padlock case in Australia are being used to relaunch the Viro padlock under the Yale brand.

The Volvo Ocean Race stopover in Cape Town was a valuable tool in the integration of Yale-Union and Viro into the Group (read more about it on page 27).

ISRAEL

ASSA ABLOY's subsidiary in Israel, Mul-T-Lock, operates in 70 countries worldwide and is represented by four subsidiaries – in the USA, Canada, the UK and France – and some 100 distributors.

Market and market trends

Israel's continuing severe recession called for special marketing efforts at home from Mul-T-Lock, its leading lock manufacturer. The company expanded its product range with complementary products purchased from Group companies.

The most significant international activity was in Japan, where Mul-T-Lock seized a major marketing opportunity and launched some twenty specially designed types of cylinder. 400,000 cylinders were sold to Japan in 2001, but growing local competition and a slowdown in demand are now affecting sales.

Most other export markets, and especially the developing countries, have seen continuing sales expansion. In Latin America, special high-security locking solutions for telecommunications companies deepened penetration of the institutional market. In eastern Europe the main advance was to door manufacturers. In western Europe, market shares continued to increase, but slightly more slowly than in 2000. Among the four marketing and distribution subsidiaries, the penetration of new products and a substantial increase in customers gave the French company an outstanding growth rate of 30 percent. The UK company continued promoting the market for



With 32 floors above ground and five below, the Polish Telecom headquarters in Warsaw is the tallest building designed by a Polish architect. The 1500 steel, aluminum or wooden doors are linked into a three-level masterkey locking system based on ABLOY DISKLOCK PRO technology and combining ABLOY mechanical and electromechanical cylinders and FUNXION door hardware.

Mul-T-Lock's top-of-the-range E-series padlocks. The US company continued to expand into areas outside New York, while sales in Canada grew by 20 percent.

The trend towards higher security

Mul-T-Lock continues to focus investment on R&D. A new Electromechanics Department was established during the year to develop products using the CLIQ technology. The company further expanded its cylinder and lock product range to provide solutions for customers worldwide. One outstanding new product was the Hercular deadbolt, which offers an especially high level of security suited to market needs in the USA and Canada.

Another new product, the SBE sliding-bolt padlock series, complements the extra-high-security E-series padlocks. Mul-T-Lock also continues to develop tailor-made solutions and provide sophisticated masterkey systems for the professional market.

Integration regionally and worldwide

During 2001, Mul-T-Lock finalized its operational plans as a Group member.

Business activities with sister companies were strengthened and joint ventures have been established with Guli in China, La Fonte in Brazil, and Yale-Union in South Africa.

Despite difficult security, political and economic circumstances, the morale of Mul-T-Lock staff remained high. Even though the route of the Volvo Ocean Race lies far from Israel, the event has attracted a lot of interest and stimulated a strong sense of belonging to the Group.

POLAND

ASSA ABLOY Poland Sp. z o.o.
Markets and sells ASSA ABLOY products in Poland.
President: Jakub Gawecki

ROMANIA

ASSA ABLOY Romania s.r.l.
Markets and sells ASSA ABLOY products in Romania.
President: Gabriel Nicolaescu

Urbis Security s.r.l.
Manufactures and markets locks and fittings.
President: Gabriel Nicolaescu

Urbis International s.r.l.
Manufactures window and door hardware and sells to other Group companies.
President: Attila Sylvester

SOUTH AMERICA

La Fonte Sistemas de Seguranca Ltda
Manufactures a wide range of security products including locksets, exit devices and hinges for commercial, industrial and residential applications.
President: Francisco Bastos

SOUTHERN AFRICA

ASSA ABLOY South Africa
Offers the most comprehensive range of architectural, DIY and OEM ranges of physical security hardware.
Managing Director: John Middleton

Chubb Locks Union Zimbabwe
Markets a complete range of security products.
Managing Director: Rory Vahey

ISRAEL

Mul-T-Lock
Produces high-security cylinders and locks for institutional, commercial, industrial and residential applications.
President and CEO: Tzachi Wiesenfeld

UK: Mul-T-Lock (UK) Ltd.
Managing Director: Dion McAllister

France: Mul-T-Lock France SA
Chairman: Yvan Haddad

USA: Mul-T-Lock USA Inc.
President and CEO: Zvi Yaniv

Canada: Mul-T-Lock Canada Inc.
President: J. Scott Ferguson

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,764	981	354	186	68
Average no. of employees	5,777	3,296	1,774	1,936	385

Sales by product group


Security doors and fittings, 5%
Mechanical locks, lock systems and accessories, 83%
Industrial locks, 10%
Electromechanical locks and electronic locks, 2%

Increased high-security interest in a slow hospitality market

ASSA ABLOY's international marketing of specialized security systems to the hospitality industry is conducted through VingCard-Elsafe Group, with headquarters in Norway, and Timelox, based in Sweden.

Market and market trends

After several years of steady growth, 2001 saw a stagnating world hospitality market.

The events of September 11 then brought an increased focus on security but a sharp decline in travel, new hotel building, and aftermarket sales. The US market was most affected, whereas Europe and Asia experienced only minor setbacks. The marine cruise industry continued strong. In the longer term, the world market is expected to recover and continue growing.

VingCard-Elsafe Group

In these conditions VingCard, as the global hospitality leader with representation in 137 countries, suffered a slowdown in growth, especially in the latter part of the year, and the safe producer Elsafe was even harder hit. Both companies immediately responded by trimming operations and cutting costs to safeguard profitability.

Security awareness among both hotel guests and operators continued to increase, and the lower end of the market has gradually opened up. VingCard-Elsafe widened its product range accordingly, and many future solutions will be aimed at expansion into the volume market.

2001 saw a clear recognition of excellence in the Group's product portfolio. The DA VINCI lock series was given the Norwegian Design Council's Award for Design Excellence, and Elsafe's innovative Sentinel and Infinity safes received two awards for best new product at the International Hotel, Motel and Restaurant Show in New York. The safes feature a modular concept including cutting-edge biometric recognition technology.

During the year an organizational change has been carried through to separate the production from the marketing organization to combine sources with other production units within the Group.

Timelox

Despite the general slowdown Timelox's hotel division has strengthened its position, increasing sales of its world-leading Dual Card intelligent technology (magnetic cards for guests and smart card for staff) in many new and existing markets to compensate for downturns elsewhere.

For guests, a new One Card version now offers not only room access (including remote check-in, bypassing the front desk) but use for transactions in the hotel's restaurant, shops and casino. An advanced system uses infrared communication to interface, on line, to energy management systems. Staff cards are re-encoded automatically each day so that maids, for example, have access only to rooms due for cleaning.

After a successful introduction in Sweden, Timelox wire-free access control systems, based on the same smart card technology as the hotel systems, are now marketed internationally. Functions can include recorded entry through exterior and interior doors, time-limited cards, and canceling of user cards. A camera option allows remote supervision of outlying access points. Customers include hospitals, government offices and military sites in markets such as South America and the Far East, as well as ASSA ABLOY Group companies worldwide.



On the cruise liner Celebrity Cruises Millennium, VingCard has installed 1,650 electronic guestroom locks using Vision software.

Continuing growth for contactless technologies

HID Corporation, a US company, was acquired by ASSA ABLOY in January 2001. HID is a market leader in contactless cards and readers for access control, based on 125 KHZ Radio Frequency Identification (RFID) technology. The majority of all new access control systems sold in the world today are based on contactless technology. Because of its specialized technology and distribution HID is separately organized as a transnational unit. During the year the Indala business was acquired from Motorola, with a similar product range as HID.

Market and market trends

From 1997 through 1999, the access control industry grew at an annual rate of about 10 percent, driven in part by preparation for Y2K. Growth has since decelerated, but despite the continuing weak economy, HID expects the access control market to grow 8 to 10 percent next year due to heightened security concerns fueled by the terrorist attacks on September 11. HID also foresees stronger international growth based on regionalization of distribution, customer service and technical support in major markets.

Use of technologies that protect ID cards from duplication and forgery (e.g. holograms and more secure printing methods) is expected to increase. Another trend is the merging of corporate Information Technology and Physical Security departments, which is changing the way decisions are made and security products are selected.

As knowledge becomes more valuable and labor more costly, corporations are demanding consolidation of networks. IT and Physical Security departments are beginning to share activities and databases on centralized systems. By working together, the departments can save money, obtain more corporate resources and migrate to new technology sooner.

HID also anticipates heightened interest in the storage of biometric templates on ID cards, which may drive the use of 13.56 MHZ technology. 13.56 MHz is a radio frequency identification (RFID) technology already extensively used internationally in contactless smart cards for mass transportation and cashless vending. The technology is now being introduced into the access control market to meet the growing interest in smart cards and multi-application cards.

Integration regionally and worldwide

ASSA ABLOY Group companies are becoming progressively more aware of HID's products and technologies. For example, HID's EntryProx reader is being introduced to various ASSA ABLOY door-hardware distribution channels.

In its new Low Profile range, the US Group company Sargent has leveraged HID's installed card base by manufacturing a battery-powered, self-contained electronic lock that incorporates HID's embedded proximity (eProx) technology, either used alone or combined with a keypad for added security. Applications include computer rooms, storage areas, classrooms and tenant spaces.

HID is now collaborating with ASSA ABLOY internationally in the development of an advanced electronic lock system. HID is also taking leading roles in the Group's Electromechanical Board and Access Control Symposium.

Viewed by ASSA ABLOY as a technology leader, HID is dedicated to developing and supporting new technologies that promote growth into innovative product areas for the whole Group.

Hotel locks:

Sales by ASSA ABLOY's hotel locks operations in 2001 amounted to SEK 1,056 M (1,052). Organic growth for comparable units was -7 percent.

VingCard a.s
World-leading solution provider of card locks and safes to the hospitality industry.
President and CEO of VingCard-Elsafe: Dag Schjerven

Elsafe International a.s
World leader in safes for hotel rooms.
President: Alvin Berg

VingCard subsidiaries

Brazil	President: Erik Petersen
Canada	President: Larry Cechet
France	President: Christian Henon
Germany	President: Heiner Kesting
Hong Kong	President: Tommy Leung
Scandinavia	President: Mats Ryden
Singapore	President: Stephen Lim
Thailand	President: Phonlavit Manchakra
UK	President: Howard Witt
USA	President: Mats Gustafsson

VingCard Produksjon a.s
President: Dan Enquist

Timelox AB
Manufactures and markets card-operated electromechanical locks for the hospitality market as well as access controls for hospitals, administrative and business areas.Timelox has distribution and support channels worldwide.
President: Jan Wabréus

Timelox subsidiaries:
USA Vice President: Matt Mrowczynski
Spain Vice President: Victor Gomez-Guijo

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,056	1,052	965	952	794
Average no. of employees	634	710	669	605	623

Sales by product group


Hotel locks, 92%
Hotel safes, 8%

Identification:

Total sales by Identification in 2001 amounted to SEK 1,043 M.

HID Corporation
World-leading producer of cards, readers and identification technology for the access control industry.
President and CEO: Joseph J. Grillo

Indala
World leader in production of RFID cards and readers.
President: Steven J. Wagner

HID locations

US/California	President: Joseph J. Grillo
US/Colorado	Vice President: Peter Lowe
US/Connecticut	General Manager: Frank D'Eugenio
Europe	Managing Director: Spencer Hall
Asia Pacific	Managing Director: Lester Doig

Trends

SEK M	2001	2000	1999	1998	1997
Sales	1,043	–	–	–	–
Average no. of employees	311	–	–	–	–

The Annual Report of ASSA ABLOY AB (publ.) [Corporate Organization number 556059-3575] contains the Group's accounts for the financial year 1 January – 31 December 2001.

Ownership

ASSA ABLOY's principal shareholders are Wärtsilä Corporation (10.7 percent of the capital and 25.2 percent of the votes), Investment AB Latour/SäkI (8.9 percent of the capital and 18.2 percent of the votes) and Melker Schörling (3.1 percent of the capital and 4.7 percent of the votes). They are represented on the Board of Directors by, respectively, Georg Ehrnrooth and Göran Ehrnrooth; Gustaf Douglas; and Melker Schörling.

Management

The Board determines the Group's overall strategy and the acquisition of companies and real estate. In other respects, the Board is responsible for the organization and administration of the Group in accordance with the Swedish Companies Act. Working procedures in compliance with the Act were established in 1998 and reviewed annually.

The Board consists of seven members, two employee representatives and two deputy employee representatives. The Board meets on not less than four occasions a year, of which one is a meeting combined with a visit and an in-depth review of a country in which the company has operations. During 2001, ten Board meetings were held.

ASSA ABLOY's auditor participates in the Board's annual year-end meeting and, as a result, no special audit committee is appointed. A committee, where the main owners are represented by Georg Ehrnrooth, Melker Schörling and Gustaf Douglas nominates the Board of Directors and auditors to be elected at the Annual General Meeting.

Group Management consists of 17 people. Geographical responsibilities are allocated within Group Management to ensure rapid and short decision-making paths. The Group endeavors to achieve a non-hierarchical and simple organizational structure.

In the annual budget process, the Board and Group Management establish business frameworks based on improvements on previous years, which also lay the basis for a high degree of decentralization of the Group's operations. The common financial and accounting policy establishes the financial control and monitoring framework.

Important events

Benchmarking. Continuous benchmarking between the various units has continued to produce results in the form of higher productivity and further margin improvements in many companies. However, consolidated margins deteriorated, due mainly to dilution by newly acquired companies.

Integration of acquired companies. ASSA ABLOY is participating in the Volvo Ocean Race to support and speed up the process of integrating more than 100 companies that have been acquired across the world over the past few years, and at the same time to develop and further strengthen the corporate identity of ASSA ABLOY in an international context. One ambition is to further spread ASSA ABLOY's vision and corporate values and create a common platform and an increased sense of togetherness for all employees.

Focus on increasing growth by cross-selling of products on markets where the Group is represented has continued during the year. Coordination among the various units within the Group progressed.

Launch of intelligent lock technology. The Group's new CLIQ technology is a concept that integrates electronics and mechanics to create a more secure lock. To open the lock, the key must not only fit mechanically, but its identity, stored on a microchip, must also be approved by the lock. Since every key is unique, individual access rights can be entered for each key holder. Similarly, access rights can be withdrawn for keys that have gone missing. Electromechanical products are enjoying the strongest growth and highest invoicing per product in today's lock market. This is also the product sector where most innovations are being made.

Acquisitions. The acquisitions made during the year represent significant additions to the Group and add geographical and product strengths. The companies acquired during 2001 have a turnover, pro forma, of SEK 4.5 billion, of which SEK 2.0 billion has been consolidated. Total acquisition price amounts to SEK 4.0 billion. Goodwill amounts to SEK 2.0 billion, of which SEK 1.4 billion will be tax-deductible.

Acquisitions made in 2000 that are consolidated in 2001

Acquisition of HID. A traditional lock system is a mechanical access control system consisting of identification – the key – and the blocking mechanism – the lock. In an electronic access control system the identification is done through cards and readers and the blocking mechanism is the electromechanical lock.

The electronic identification has so far been a missing link in ASSA ABLOY's product portfolio of mechanical and electromechanical locks. It has become increasingly interesting and important to take a leading position in this fast-growing segment too.

The progress being made in mobile communication technology and miniaturized electronics is creating opportunities for the development of more intelligent locks, including remotely controlled locks. Radio-Frequency Identification (RFID) technology lies at the core of any such development. HID has a world-leading position in contactless cards and readers for access control, based on RFID.

The acquisition price was USD 250 M. The goodwill arising from the acquisition has been calculated at USD 215 M.

HID is consolidated from 1 January 2001. The acquisition was cash-flow positive from the start. It is expected to contribute to EPS from 2002.

Acquisitions made in 2001

Acquisition of Grupo Industrial Phillips S.A. de C.V. Phillips is a


SEK M
25,000
20,000
15,000
10,000
5,000
0
1997
1998
1999
2000
2001
Sales


SEK M
2,500
2,000
1,500
1,000
500
0
1997
1998
1999
2000
2001
Income before tax*
Operating cash flow


SEK M
%
30,000
24,000
18,000
12,000
6,000
0
40
32
24
16
8
0
1997
1998
1999
2000
2001
Capital employed
Return on capital employed, % *
Return on capital employed before goodwill amorization *

*Key ratio for 2001 are exklusive non-recurring items.

Mexican company producing a full range of lock products primarily for the Mexican lock market. The company also exports to other Latin American countries. Its main product is the rim lock – the most common type of lock used in Mexico. The product portfolios of Phillips and Scovill (to be renamed Yale Security Mexico) are highly complementary with almost no overlap.

Phillips is located in Mexico City and has an extensive distribution network. The company was founded in 1959 and has about 2,500 employees. Phillips has shown good growth and high profitability over a number of years. Since Scovill is also located in Mexico City there are synergies and growth opportunities that will benefit both companies.

ASSA ABLOY first established itself in Mexico in 1998 through the acquisition of Scovill. Mexico has a population of around 100 million. The country is politically stable and is experiencing strong economic growth. The demands for new construction and security are considerable and Phillips is well-positioned to capitalize on these opportunities.

Phillips had sales of approximately SEK 650 M in 2001 with a high EBIT-margin. The goodwill amounts to approximately SEK 200 M.

Phillips is consolidated from 1 October 2001. The acquisition is expected to contribute to EPS from 2002.

Acquisition of minority share in Yale-Guli. Discussions with the Chinese government, ASSA ABLOY's joint venture partner in Yale-Guli, led to the acquisition of their 40 percent minority stake in February 2001. The price of the shares was USD 23 M. The full ownership improves management's focus on business-related issues. Clear goals and responsibilities can be set and efficient benchmarking carried out.

Acquisition of RIS (Abloy Czech), distributor of ABLOY and VingCard lock products in the Czech Republic and Slovakia. The acquisition strengthens ASSA ABLOY's position in both countries, especially in the area of electromechanics. This complements the market-leading position already achieved by FAB and adds annual sales of CZK 58 M (SEK 14 M).

Joint venture in North America with UDP. United Door Products (UDP) is one of the leading manufacturers of steel doors and frames for non-residential applications in the USA and Canada. It has annual sales of USD 180 M and 1500 employees, and the main operations are Ceco, Dominion Building Products and Fleming with seven manufacturing facilities in the USA, Canada and Mexico. In addition, UDP has a leading position in the detention segment through its Trussbilt unit, located in South Dakota, USA.

In North America, the same distribution channels are used for locks, security-related and safety-related hardware, and doors sold for non-residential applications. Distributors can provide contractors and end-users with a comprehensive product package that meets all safety and security codes and fulfills all needs for door openings. The ASSA ABLOY Group has supplied locks, key systems, safety and security hardware as well as security steel doors and frames and wooden doors in North America since 1996 when ASSA ABLOY made a major commitment to the US market. The joint venture with UDP will allow ASSA ABLOY to better serve customers throughout North America with complementary products and through more efficiently utilizing the companies' combined resources.

Over the years, Ceco's door products and the door hardware products of the Yale Security Group have frequently been sold through the same distributors. Distributors have often combined the products of the two companies to benefit their customers. ASSA ABLOY acquired the Yale Security Group in 2000. The joint venture with UDP will allow ASSA ABLOY to offer, through distributors, the whole range of attractive Ceco doors and Yale door hardware products.

In addition there are considerable manufacturing and purchasing synergies that can be achieved by the joint venture. For example, UDP has achieved manufacturing excellence and cost efficiency in its door production units, while ASSA ABLOY's Curries business is particularly strong in the production of door frames. Sales of security doors have shown a high degree of stability over many years, with only limited dependence on the general economy.

SPX Corporation, which owned UDP, received USD 96 M in cash and a 20 percent share in the newly formed debt-free joint venture. ASSA ABLOY has 80 percent ownership in the joint venture and has the right to buy the remaining share after two years according to an agreed earnings-based formula. SPX has a corresponding put option after two years.

The joint venture is consolidated from 1 June 2001. The formation of the joint venture created only a minor goodwill element and will be EPS-accretive from the start.

Increase of ownership in KESO AG of Switzerland. KESO is a leading Swiss manufacturer of mechanical and electronic high-security cylinders for doors and industrial applications. The company has sales of CHF 50 M and has built a reputation as one of the world's leading producers of high-quality locks and cylinders. 50 percent of the company's sales are currently exported to a number of countries. The company has a particularly strong position in Germany.

Ernst Keller, the former sole owner and President of KESO, founded the company in 1963. He is the inventor of the company's cylinder technology, the flat key concept. This technically advanced cylinder offers unchallenged masterkeying possibilities. Ernst Keller will remain President until 2003 to support the integration with ASSA ABLOY.

KESO's headquarters and main production facility are in Richterswil, close to Zürich. The company has sales subsidiaries in Germany, France and Austria. The number of employees is 320.

ASSA ABLOY has increased its ownership in KESO AG from 35 to 65 percent and KESO is consolidated from 1 June 2001. This increased ownership will be EPS-accretive from 2002.

Acquisition of the remaining shares in Lockwood, Australia. In connection with ASSA ABLOY's acquisition of 50 percent of the shares in Lockwood, an option was granted by Email, the seller, to acquire the remaining shares in the company after a three-year period. This option gave ASSA ABLOY the right, in the event of a change of ownership of Email, to execute its right to acquire the remaining shares earlier. As a result of the change of ownership at Email, ASSA ABLOY has acquired the remaining 50 percent of Lockwood shares. The price of these outstanding shares equaled the equity in Lockwood, so that no additional goodwill has been created.

Lockwood has developed very positively since the first tranche of shares was taken over at the beginning of 1999. A successful job of creating incremental cross-sales has been carried out. New products such as cylinders, padlocks and panic bars have been developed in collaboration with different companies in the Group, accepted as local standards and subsequently successfully launched. Other steps to increase operational efficiency within the company are ahead of plan and will further enhance Lockwood's profitability in the future.

Acquisition of MAB, Italian market leader in door closers. Through the acquisitions of the Yale Intruder Security Group and effeff, ASSA ABLOY has established a good position in Italy. The acquisition of MAB strengthens this position considerably and increases opportunities to develop the market, including the introduction of products for higher levels of security.

ASSA ABLOY has the ambition of establishing a leading position and offering a complete range of products in all major markets. Door closers form an important part of a lock package, providing secure operation of a door.

The Maselli family founded MAB in 1948. The company, with 136 employees, is located in Bologna close to two other ASSA ABLOY manufacturing units – Nuova F.E.B. and Yale Corni. Over the years MAB has built a leading position in Italy in the door closer segment and has successfully developed export business in Europe and the Middle East.

There are two main types of door closers, overhead-mounted and floor springs. The company's position is particularly strong in floor springs. A floor spring is a concealed door closer installed in the floor and is widely used with glass doors, a growing product segment. More than 60 percent of sales are to the replacement sector, for renewing worn-out floor springs with a product having identical dimensions. There are also cross-selling synergies to be developed. Besides the replacement throughout the Group of similar products currently sourced externally, there is interest from ASSA ABLOY companies worldwide in adding MAB products to their portfolios.

MAB's annual sales amount to EUR 18 M. The acquisition created goodwill of EUR 9 M.

The company is operating with high profitability, and the acquisition is expected to add to ASSA ABLOY's EPS from 2002. MAB is consolidated from 1 July 2001.

Acquisition of Viro Locks of South Africa. Viro Locks Pty Ltd is one of the leading lock companies on the South African market. The company's main product lines are padlocks, cylinders, mortise locks and cam locks. Viro was family-owned and has sales of SEK 130 M. Performance had been steadily weakening and during the last couple of years the company had been showing losses. However, after a restructuring program the company's income and cash flow have been turned positive.

In August 2000, ASSA ABLOY acquired 100 percent of the shares in Yale-Union Security South Africa as part of the global Yale Intruder Security Group acquisition. The two South African businesses complement each other well and the acquisition of Viro consolidates ASSA ABLOY's position in the region. This is a region with growing security needs, and the companies are expected to show good growth in South Africa as well as through exports to other parts of Africa.

The purchase price of SEK 48 M is in line with net assets. There are significant rationalization opportunities and synergies with existing operations, and the acquisition is expected to be EPS-enhancing from 2002. Viro is consolidated from 1 July 2001.

Acquisition of Interlock, New Zealand. Interlock is the leading manufacturer and distributor of window and door security hardware in New Zealand. Interlock has a proven track record of developing innovative products and has developed successful exports to Japan, the UK and the USA.


SEK M
%
12,000
10,000
8,000
6,000
4,000
2,000
0
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
Shareholders' equity
Equity ratio


SEK M
20,000
16,000
12,000
8,000
4,000
0
2.5
2.0
1.5
1.0
0.5
0.0
1997
1998
1999
2000
2001
Net debt
Net debt / equity ratio


Number of employees
SEK M
25,000
20,000
15,000
10,000
5,000
0
1,0
0,8
0,6
0,4
0,2
0,0
1997
1998
1999
2000
2001
Average numbers of employees
Sales per average no. of employees

Interlock's strength lies in its innovative product and production technologies and, as such, it will contribute significantly to ASSA ABLOY's philosophies of cross-learning, benchmarking and cross-selling. Interlock will add a competitive range of window security products to its sister companies in the region.

Interlock has sales of NZD 60 M. The operation has shown steadily improving profits over several years and shows high profitability. The company is based in Wellington with production units in Auckland and Wellington. The total number of employees is 420.

Interlock is consolidated from 1 November 2001. The acquisition is EPS-positive from the start.

Acquisition of access control business of Indala, USA. Indala is a highly regarded player in the access control industry, with headquarters in San Jose, California. The company was founded in 1985 and acquired by Motorola in 1993. The product offering is similar to HID's, consisting of RFID-based cards and readers for the access control industry and other applications. The installed base of Indala products is substantial, with 60 million cards and 1 million readers installed. The RFID access control business is expected to achieve sales of USD 25 M this year with low profitability. The acquisition of Motorola's worldwide assets in Indala creates good scope for synergies in all areas. The goodwill created by the acquisition is minimal.

The Indala business is consolidated from 1 November 2001. The acquisition will be EPS-positive from the start.

Acquisition of TESA, Spain. The acquisition of TESA, originally part of the Yale acquisition at the beginning of 2000, was deferred pending regulatory approval in the USA. After closedown of TESA's subcontract manufacturing for the seller's hotel locks business, approval was received in November 2001.

TESA's headquarters and main factory are in Irún in northern Spain. The company exports 55 percent of its sales, mainly to Latin America, eastern Europe, France and Italy. Subsidiaries in Mexico and France are part of the acquisition. The company is a leading producer of cylinders, tubular lock cases and advanced electromechanical products. The product portfolio also includes a full range of security doors.

TESA has shown stable growth and strong profitability. The demerger of the subcontract hotel locks business will initially result in a drop in sales volume and lower earnings. Corrective actions are being taken. Synergies with other Group companies, especially in the South Europe region, are substantial and will help to bring the company back to its former performance level.

The acquisition price was GBP 85 M. The acquisition created goodwill of approximately SEK 800 M which will be tax-deductible. TESA is consolidated from 1 December 2001. Due to the hotel-lock demerger process the acquisition will be EPS-dilutive initially but positive from 2003.

Financing of acquisitions

Refinancing during 2001. The main financing source at the beginning of 2001 was the syndicated loan facility of EUR 1,200 M that was signed in connection with the acquisition of Yale Intruder Security during 2000. The facility is a Multi-Currency Revolving Credit (MCRF) split into two tranches: one 364-day tranche of EUR 420 M and a five-year tranche of EUR 780 M. To diversify and prolong the Group's financing sources a major refinancing has been accomplished during the year. A Swedish Commercial paper-program was launched during the spring for a maximum of SEK 3,000 M. A Nordic MTN program was also launched in that process for a maximum of SEK 2,000 M. During the fall an EMTN program was launched for a maximum of EUR 1, 500 M, out of which five-year bonds amounting to EUR 600 M were sold in December.

The MCRF syndicated loan facility will be renegotiated during 2002 due to the financing sources that have been launched during 2001.

Incentive Program 2001. A new Incentive Program for Group employees was launched in November 2001. The total Program amounts to EUR 100 M. As part of this Program ASSA ABLOY has issued four convertible bonds of EUR 25 M each to a company specially established for the purpose. The average share price assessed over five days prior to 20 November 2001 was SEK 148, which with a SEK/EUR rate of 9.364 gives a conversion price of EUR 15.8 for the first bond. The second, third and fourth convertible bonds will have conversion prices of EUR 19 (20 percent premium), EUR 22.1 (40 percent premium) and EUR 25.3 (60 percent premium) respectively.

The Program was 200 percent oversubscribed and over 4,500 employees in 16 countries have decided to participate.

The Program will run to October 2006 in line with the maturity of the convertible bonds.

The dilution will amount to 1.39 percent of the share capital and 0.94 percent of the number of votes, on a fully diluted basis.

Ratings. Standard & Poor's has assigned a 'single-A-minus' long-term and an 'A-2' short-term corporate credit rating to ASSA ABLOY. The ratings reflect the Group's strong positions in entrenched lock markets, a geographically diverse earnings base and strong cash flows, but also a moderate financial profile.

Comments on the income statement

Group sales totaled SEK 22,510.0 M (14,394.1). This is an increase of 56 percent compared with 2000. In local currencies the increase amounted to 47 percent, comprising organic growth of 3 percent (5) for comparable units, while acquired units accounted for 44 percent of the increase in volume.

Earnings before interest, tax, depreciation and amortization (EBITDA) amounted to SEK 4,019.9 M (2,705.4). This was an increase of 49 percent compared with 2000. The increase is primarily due to improvements in operational units and to acquisitions. The gross margin, defined as EBITDA in relation to sales, was 17.9 percent (18.8).

Operating income before goodwill amortization amounted to SEK 3,159.2 M (2,107.2), an increase of 50 percent. The operating margin before goodwill amortization was 14.0 percent (14.6).

Goodwill amortization amounted to SEK 860.4 M (387.0). The increase is attributable to acquisitions during 2001 and 2000.

Consolidated income before tax excluding non-recurring items amounted to SEK 1,641.6 M (1,402.0). This represents an increase of 17.1 percent compared with the preceding year. In translating the income statements of subsidiaries, foreign exchange effects had a positive impact of SEK 42 M (21) on income before tax. Profit margin, defined as income before tax in relation to sales, was 7.3 percent (9.7).

The Group's tax charge totaled SEK 507.4 M (453.1), corresponding to an effective tax rate of 34.4 percent (32.3) in relation to income before tax.

The Parent Company's income before tax amounted to SEK 430.6 M (130.1).

Comments on the cash flow analysis

The consolidated operating cash flow amounted to SEK 2,338.4 M (1,755.6), equivalent to 142 percent (125) of income before tax. Cash flow from operating activities before interest and tax totaled SEK 4,062.8 M (2,703.8), an increase of 50 percent over the previous year.

Capital expenditure on tangible fixed assets, less sales of tangible fixed assets, amounted to SEK 829.9 M (496.9), which corresponded to 96 percent (83) of depreciation of tangible fixed assets applicable to the financial year.

Total purchase price for investments in subsidiaries amounted to SEK 6,979.6 M (10,780.6).

Acquired net debt totaled SEK 82.2 M (1,142.8). The acquisitions carried out in 2001 were financed by borrowings and internally generated cash flow.

The dividend to shareholders for the 2000 financial year was SEK 317.8 M (237.5), which represents SEK 0.90 per share.

The Parent Company's cash flow amounted to SEK –357.9 M (338.4).

Comments on the balance sheet

Accounts receivable amounted to SEK 4,338.5 M (3,276.3), corresponding to 19.3 percent (22.8) of sales. The increase was chiefly due to acquired accounts receivable.

Inventories amounted to SEK 3,812.0 M (2,808.4), which corresponds to 16.9 percent (19.5) of sales. This increase likewise is attributable primarily to acquired inventories.

Intangible fixed assets amounted to SEK 16,557.8 M (12,259.0). The increase includes acquired goodwill of SEK 4,263.6 M.

Tangible fixed assets amounted to SEK 6,941.5 M (4,811.0). Direct net investments in tangible fixed assets totaled SEK 829.9 M (496.9).

Capital employed in the Group – defined as total assets less interest-bearing assets and non-interest-bearing short-term and long-term liabilities, including deferred tax liabilities – amounted to SEK 27,861 M (19,779). The increase is mainly due to the acquisitions of HID, UDP, Phillips and TESA. The return on capital employed was 9.7 percent (13.7).

The Parent Company has invested further in shares in subsidaries, including Phillips in Mexico. Shares in ASSA ABLOY Financial Services AB have been contributed to ASSA ABLOY Treasury S.A. in a non-cash issue in exchange for new shares in ASSA ABLOY Treasury S.A.

Financing

Cash and cash equivalents amounted to SEK 1,418.4 M (1,479.5). Cash and cash equivalents are invested in banks with high credit ratings. Net debt amounted to SEK 15,534.2 M (8,559.9), of which SEK 1,093.0 M (969.0) consisted of pension liabilities. Net debt increased due to the acquisitions but the effect was reduced by the strong operating cash flow.

The Group's long-term loan financing consists mainly of the Multi-Currency Revolving Credit (MCRF) agreement for a maximum of EUR 1,200 M, un EMTN program for a maximum of EUR 1,500 M and a Nordic MTN program for a maximum of SEK 2,000 M. In addition there is a Swedish Commercial paper-program for a maximum of SEK 3,000 M that was launched during the spring. At year end, utilized financing sources were EMTN: SEK 5,819 M, MCRF: SEK 2,697 M, Commercial paper: SEK 2,444 M and the Nordic MTN: SEK 1,862 M.

The interest-coverage ratio, defined as income before taxes increased by net interest divided by net interest, was 3.5 (5.5).

Periods for fixed-interest-rate borrowings are generally short, averaging less than one year. This is partly because Group revenues largely follow the trends in each country, and partly due to the strong cash flow.

Shareholders' equity totaled

SEK 11,845.6 M (10,659.0). The equity ratio was 35.6 percent (43.1). The net debt / equity ratio, defined as net debt divided by shareholders' equity, was 1.31 (0.80).

Personnel

The average number of employees was 24,211 (16,881). The increase was mainly due to the acquisitions. The Group's total wage, salary and other remuneration payments, including holiday pay but excluding social welfare costs, amounted to SEK 5,740.9 M (3,539.6).

The average number of employees in the Parent Company was 34 (31).

Environmental impact

Four of the ASSA ABLOY Group's subsidiaries in Sweden carry out permitted business activities in accordance with environmental regulations. The Group's permitted and registered activities affect the external environment chiefly through the subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB. The companies operate machine shops and foundries and associated surface-coating plants which have an impact on the external environment through the discharge of water and air.

The subsidiaries Assa AB, Assa Industri AB, AB FAS Låsfabrik and FIX AB are actively addressing environmental questions, and are certified in accordance with ISO 14001.

Outstanding legal disputes

ASSA ABLOY was informed on 17 November 1999 of the verdict of a jury at a court in Dallas, Texas, which means that VingCard could be required to pay damages of around USD 12.5 M plus interest to a Texas R&D company, Merrimac, concerning a terminated sub-supply contract.

The Texas Court of Appeal has confirmed the obligation for VingCard to pay damages. VingCard has filed an appeal against the above judgement to the Texas Supreme Court; however, the potential cost of SEK 166.0 M has been provided for as a non-recurring item in the financial statements for 2001.

In connection with the acquisition of Mul-T-Lock in Israel, ASSA ABLOY agreed that Mul-T-Lock should sell some non-core activities to the former principal owner of Mul-T-Lock for USD 45 M. This former owner has now initiated legal proceedings claiming that Mul-T-Lock should be forced to retain this non-core business. ASSA ABLOY and its advisers cannot see any legal basis for such a claim, which is consequently rejected.

Accounting principles

The new Standard RR9 'Income Taxes' issued by the Swedish Financial Accounting Standards Council has been adopted from 1 January 2001, which represents a change in accounting principles. All other accounting principles remain unchanged.

Outlook for 2002

The large acquisitions made over the last year have considerably strengthened the Group. The first and critical part of the integration has successfully been concluded and the work of realizing synergies can now accelerate.

The development potential for ASSA ABLOY is substantial. The Group's strong position, security-driven growth and potential for continued rationalization as well as the ongoing consolidation of the lock industry create opportunities for continued good growth and profit development.

Proposed disposition of earnings

As shown in the consolidated balance sheet, the Group's unrestricted equity amounts to SEK 2,200.6 M (1,728.4). No transfer to the Group's restricted equity is required. The following unappropriated earnings are available for disposition by the shareholders at the Annual General Meeting:

Net income for the year: SEK 448.9 M
Unappropriated earnings brought forward: SEK 3,407.8 M
Total: SEK 3,856.7 M

The Board of Directors and the President propose that a dividend of SEK 1.00 per share, a maximum total of SEK 356.7 M, be distributed to shareholders and that the remainder be carried forward to the new financial year.

Stockholm, 7 February 2002

Georg Ehrnrooth
Chairman

Melker Schörling
Vice Chairman

Gustaf Douglas

Per-Olof Eriksson

Göran Ehrnrooth

Sven-Christer Nilsson

Carl-Henric Svanberg
President

Mats Persson
Employee representative

Gösta Johnsson
Employee representative

My audit report was issued on 9 February 2002

Anders Lundin
Authorized Public Accountant
PricewaterhouseCoopers AB

Consolidated income statement and cash flow statement

Consolidated income statement

	2001 EUR M[1]	2001 SEK M	2000 SEK M	1999 SEK M
Sales (Note 1)	2,436.1	22,510.0	14,394.1	10,277.2
Cost of goods sold	-1,500.3	-13,863.1	-8,567.6	-6,282.5
Gross income	**935.8**	**8,646.9**	**5,826.5**	**3,994.7**
Selling expenses	-402.2	-3,716.1	-2,496.1	-1,664.5
Administrative expenses (Note 5)	-153.7	-1,420.1	-946.1	-744.2
Research and development costs	-39.7	-367.0	-233.3	-151.7
Other operating income	15.9	146.7	105.4	98.5
Other operating expenses	-14.2	-131.2	-149.2	-150.4
Operating income before goodwill amortization (Note 2)	**341.9**	**3,159.2**	**2,107.2**	**1,382.4**
Goodwill amortization (Note 4)	-93.1	-860.4	-387.0	-189.0
Non-recurring items (Note 7)	-18.0	-166.0	-	-
Operating income	**230.8**	**2,132.8**	**1,720.2**	**1,193.4**
Financial items (Note 8)	-71.9	-664.4	-330.6	-230.1
Share in earnings of associated companies	0.8	7.2	12.4	17.3
Income before tax	**159.7**	**1,475.6**	**1,402.0**	**980.6**
Income tax (Note 9)	-50.4	-465.5	-443.8	-346.6
Other taxes	-4.5	-41.9	-9.3	-1.3
Minority interests	-2.1	-19.6	-33.8	-14.1
Net income	**102.7**	**948.6**	**915.1**	**618.6**

		2001	2000	1999
Earnings per share after tax and before conversion, SEK*		2.99**	2.76	2.16***
Earnings per share after tax and full conversion, SEK		2.98**	2.73	2.00***
Earnings per share after tax and full conversion excluding goodwill, SEK		5.39**	3.88	2.61***

* The total number of shares, in thousands, used in the calculation is 353236 for 2001, 331813 for 2000 and 285880 for 1999.

** Excluding non-recurring items

*** Adjusted for changes in accounting principles

1) EUR/SEK rate 9.24

2) EUR/SEK rate 9.31

Consolidated cash flow statement

OPERATING ACTIVITIES	2001 EUR M[1]	2001 SEK M	2000 SEK M	1999 SEK M
Operating income	230.8	2,132.8	1,720.2	1,193.4
Depreciation and amortization (Note 4)	186.3	1,721.1	985.2	667.3
Adjustment for non-recurring items	18.0	166.0	-	-
Adjustments for non-cash items (Note 25)	4.7	43.0	-1.6	1.9
Cash flow before interest and tax	**439.7**	**4,062.8**	**2,703.8**	**1,862.6**
Paid and received interest (Note 25)	-88.5	-817.4	-356.9	-226.8
Income tax paid	-58.1	-537.1	-453.2	-197.8
Cash flow before changes in working capital	**293.1**	**2,708.3**	**1,893.7**	**1,438.0**
Change in working capital (Note 25)	-8.3	-77.1	-94.3	-27.1
Cash flow from operating activities	**284.8**	**2,631.2**	**1,799.4**	**1,410.9**
INVESTING ACTIVITIES				
Acquisition/disposal of tangible fixed assets (Note 25)	-89.8	-829.9	-496.9	-390.2
Investment in subsidiaries (Note 25)	-680.4	-6,286.9	-4,672.4	-621.5
Investment in associated companies (Note 25)	-	-	-	-3.9
Other investments (Note 25)	0.5	4.6	-19.9	-398.4
Cash flow from investing activities	**-769.7**	**-7,112.2**	**-5,189.2**	**-1,414.0**
FINANCING ACTIVITIES				
New share issues	-	-	1,509.9	1,985.2
Dividends paid	-34.4	-317.8	-237.5	-178.2
Net cash effect of changes in borrowings	495.3	4,577.2	3,336.3	-1,713.6
Cash flow from financing activities	**460.9**	**4,259.4**	**4,608.7**	**93.4**
CASH FLOW (Note 25)	**-24.0**	**-221.6**	**1,218.9**	**90.3**
CHANGE IN NET DEBT				
Net debt at 1 January[2]	**919.4**	**8,559.9**	**2,997.7**	**4,237.3**
Cash flow impact on net debt	519.3	4,798.7	2,116.3	-1,803.9
Adjustment for acquired cash and cash equivalents	5.5	50.7	2,328.8	-
Net debt in acquired companies	8.9	82.2	1,142.8	514.9
Translation differences and other	215.4	2,042.7	-25.7	49.4
Net debt at 31 December[2]	**1,668.5**	**15,534.2**	**8,559.9**	**2,997.7**
OPERATING CASH FLOW				
Cash flow from operating activities	284.8	2,631.2	1,799.4	1,410.9
Acquisition/disposal of tangible fixed assets (Note 25)	-89.8	-829.9	-496.9	-390.2
Adjustment for income tax paid	58.1	537.1	453.2	197.8
Operating cash flow	**253.1**	**2,338.4**	**1,755.6**	**1,218.5**

Consolidated balance sheet

Assets

	31 Dec. 2001 EUR M[2]	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M	31 Dec. 1999 SEK M
Fixed assets				
Intangible fixed assets				
Goodwill (Note 10)	1,758.4	16,371.0	12,077.9	3,245.8
Intangible rights (Note 11)	20.1	186.8	181.1	142.3
Total intangible fixed assets	**1,778.5**	**16,557.8**	**12,259.0**	**3,388.1**
Tangible fixed assets (Note 12)				
Buildings	239.3	2,228.2	1,618.3	1,077.7
Land and land improvements	75.1	698.8	525.9	356.0
Construction in progress	38.7	360.6	237.2	136.5
Machinery	312.6	2,909.7	1,914.3	1,088.3
Equipment	79.9	744.2	515.3	296.9
Total tangible fixed assets	**745.6**	**6,941.5**	**4,811.0**	**2,955.4**
Financial fixed assets (Note 13)				
Shares in associated companies	2.4	22.8	59.8	169.0
Other shares and participations	5.1	47.5	7.3	330.2
Long-term receivables	12.7	118.2	44.2	29.0
Deferred tax receivables	40.7	378.3	351.7	278.3
Total financial fixed assets	**60.9**	**566.8**	**463.0**	**806.5**
Total fixed assets	**2,585.0**	**24,066.1**	**17,533.0**	**7,150.0**
Current assets				
Inventories and work in progress (Note 14)	409.5	3,812.0	2,808.4	1,564.7
Accounts receivable	466.0	4,338.5	3,276.3	1,796.2
Prepaid expenses and accrued income	27.6	256.9	191.4	98.2
Other receivables	54.0	502.8	467.7	184.8
Short term investments	85.9	800.0	1,020.0	252.1
Cash and bank balances	95.8	892.7	732.1	195.1
Total current assets	**1,138.8**	**10,602.9**	**8,495.9**	**4,091.1**
TOTAL ASSETS	**3,723.8**	**34,669.0**	**26,028.9**	**11,241.1**
ASSETS PLEDGED (Note 21)				
Real estate mortgages	5.2	48.3	2.0	24.0
Chattel mortgages	0.0	0.3	1.8	2.1

Equity and liabilities

	31 Dec. 2001 EUR M[2]	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M	31 Dec. 1999 SEK M
Shareholders' equity (Note 15)				
Restricted equity				
Share capital	38.0	353.8	352.5	314.4
Restricted reserves	998.0	9,291.2	8,578.1	3,151.0
Total restricted equity	**1,036.0**	**9,645.0**	**8,930.6**	**3,465.4**
Unrestricted equity				
Unrestricted reserves	133.7	1,252.0	813.3	1,184.7
Net income	102.7	948.6	915.1	618.6
Total unrestricted equity	**236.4**	**2,200.6**	**1,728.4**	**1,803.3**
Total equity	**1,272.4**	**11,845.6**	**10,659.0**	**5,268.7**
Minority interests	**51.7**	**481.7**	**559.8**	**266.8**
Provisions				
Provision for PRI pensions	6.7	62.6	58.9	55.8
Provision for other pensions	110.7	1,030.4	910.1	550.8
Deferred tax liabilities	38.5	358.3	281.3	333.7
Total provisions	**155.9**	**1,451.3**	**1,250.3**	**940.3**
Long-term liabilities (Note 17)				
Long-term loans	1,182.2	11,006.1	7,712.2	2,298.9
Convertible debenture loans (Note 19)	118.7	1,104.9	250.0	298.6
Other long-term non-interest-bearing liabilities	1.8	16.3	3.0	2.8
Total long-term liabilities	**1,302.7**	**12,127.3**	**7,965.2**	**2,600.3**
Current liabilities				
Short-term loans	437.5	4,074.5	1,398.4	77.9
Income tax liability	41.9	390.2	214.7	183.5
Accounts payable	169.1	1,574.1	1,407.3	646.7
Accrued expenses and prepaid income (Note 20)	199.9	1,861.3	1,779.0	886.9
Other current liabilities	92.7	863.0	795.2	370.0
Total current liabilities	**941.1**	**8,763.1**	**5,594.6**	**2,165.0**
TOTAL EQUITY AND LIABILITIES	**3,723.8**	**34,669.0**	**26,028.9**	**11,241.1**
CONTINGENT LIABILITIES (Note 22)				
Guarantees	37.3	347.7	462.9	165.8
Other	0.2	2.2	-	112.7

2) EUR/SEK rate 9.31

Parent Company income statement and cash flow statement

Parent Company income statement

	2001 EUR M[1]	2001 SEK M	2000 SEK M
Administrative expenses (Notes 3, 5)	-17.6	-162.7	-168.7
Other operating income	72.2	667.1	108.0
Operating income (Note 2)	**54.6**	**504.4**	**-60.7**
Income from financial investments:			
Income from shares and participation in subsidiaries (Note 6)	37.7	348.8	363.9
Financial items (Note 8)	-45.7	-422.6	-173.1
Income before tax	**46.6**	**430.6**	**130.1**
Appropriations	2.0	18.3	8.4
Income tax	0.0	0.0	-0.1
Net income	**48.6**	**448.9**	**138.4**

Parent Company cash flow statement

	2001 EUR M[1]	2001 SEK M	2000 SEK M
Net income	48.6	448.9	138.4
Depreciation (Note 4)	0.4	4.1	3.9
Income from the disposal of shares in subsidiaries (Note 6)	-20.7	-192.1	-
Liquidation loss (Note 6)	34.9	322.6	-
Reversal of appropriations	-2.0	-18.3	-8.4
Cash flow before changes in working capital	**61.2**	**565.2**	**133.9**
Current receivables increase/decrease (-/+)	-26.6	-245.6	113.9
Current operating liabilities increase/decrease (+/-)	40.1	370.7	91.2
Changes in working capital	**13.5**	**125.1**	**205.1**
Cash flow from operating activities	**74.7**	**690.3**	**339.0**
INVESTING ACTIVITIES			
Investments in equipment	-0.5	-4.5	-5.8
Investments in subsidiaries	-399.4	-3,690.4	-8,758.6
Sales of shares in subsidiaries	298.7	2,759.9	-
Changes in other financial fixed assets	0.2	1.4	-
Cash flow from investing activities	**-101.0**	**-933.6**	**-8,764.4**
FINANCING ACTIVITIES			
New share issues	-	-	1,518.2
Dividends paid	-34.4	-317.8	-237,5
Net cash effect from changes in borrowings	22.0	203.2	7,483.1
Cash flow from financing activities	**-12.4**	**-114.6**	**8,763.8**
CASH FLOW	**-38.7**	**-357.9**	**338.4**
CASH AND CASH EQUIVALENTS			
Cash and cash equivalents at 1 January[2]	**44.8**	**416.9**	**78.5**
Cash flow	-38.7	-357.9	338.4
Cash and cash equivalents at 31 December[2]	**6.0**	**59.0**	**416.9**

1) EUR/SEK rate 9.24
2) EUR/SEK rate 9.31

Parent Company balance sheet

Assets

	31 Dec. 2001 EUR M[2]	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M
Fixed assets			
Tangible fixed assets (Note 12)			
Equipment	1.4	13.0	13.4
Total tangible fixed assets	**1.4**	**13.0**	**13.4**
Financial fixed assets (Note 13)			
Shares in subsidiaries	2,215.4	20,625.4	19,825.5
Receivables due from subsidiaries	296.7	2,762.7	368.7
Other long-term receivables	0.3	3.1	42.2
Other financial assets	4,4	40,8	-
Total financial fixed assets	**2,516,8**	**23,432.0**	**20,236.4**
Total fixed assets	**2,518.2**	**23,445.0**	**20,249.8**
Current assets			
Receivables due from subsidiaries	871.5	8 113.8	12,254.0
Other receivables	6.1	57.1	48.5
Prepaid expenses and accrued income	17.5	162.7	187.3
Other short-term investments	17.2	160.6	490.6
Cash and bank balances	5.5	51.1	79.2
Total current assets	**917.8**	**8,545.3**	**13,059.6**
TOTAL ASSETS	**3,436.0**	**31,990.3**	**33,309.4**
ASSETS PLEDGED	**None**	**None**	**None**

Equity and liabilities

	31 Dec. 2001 EUR M[2]	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M
Shareholders' equity (Note 15)			
Restricted equity			
Share capital	38.0	353.8	352.5
Share premium reserve	739.5	6,884.5	6,809.6
Statutory reserve	69.3	645.4	645.4
Total restricted equity	**846.8**	**7,883.7**	**7,807.5**
Unrestricted equity			
Retained earnings	365.6	3,407.8	3,587.2
Net income	48.6	448.9	138.4
Total unrestricted equity	**414.2**	**3,856.7**	**3,725.6**
Total shareholders' equity	**1,261.0**	**11,740.4**	**11,533.1**
Untaxed reserves (Note 16)	-	-	**18.4**
Long-term liabilities			
Long-term loans	667.9	6,218.2	6,805.0
Long-term loans due to subsidiaries	296.7	2,762.7	0.3
Convertible debenture loan (Note 19)	118.7	1,104.9	250.0
Corporate credit line (Note 18)	22.9	212.9	983.7
Total long-term liabilities	**1106.2**	**10,298.7**	**8,039.0**
Current liabilities			
Short-term loans	43.7	406.4	171.8
Accounts payable	2.0	18.3	25.5
Liabilities to subsidiaries	1,007.6	9,381.9	13,364.8
Accrued expenses and prepaid income (Note 20)	13.2	122.8	155.4
Other current liabilities	2.3	21.8	1.4
Total current liabilities	**1,068.8**	**9,951.2**	**13,718.9**
TOTAL EQUITY AND LIABILITIES	**3,436.0**	**31,990.3**	**33,309.4**
CONTINGENT LIABILITIES (Note 22)			
Guarantees	560.4	5,217.2	290.6

2) EUR/SEK rate 9.31

Accounting and valuation principles

The Group's accounting and valuation principles comply with Sweden's Annual Accounts Act and the standards of the Swedish Financial Accounting Standards Council, in accordance with the listing contract of the Stockholm Stock Exchange.

The new Standard RR9 'Income Taxes' issued by the Swedish Financial Accounting Standards Council has been adopted from 1 January 2001, which represents a change in accounting principles. All other accounting principles remain unchanged compared with the preceding year.

Consolidated accounts

The consolidated financial statements include the Parent Company and companies in which the Parent Company held more than 50 percent of the votes at year-end, as well as companies in which the Parent Company exercises control by some other means.

The consolidated income statement includes companies acquired during the year, with values as from the date of acquisition. The consolidated financial statements are prepared in accordance with the purchase method, which means that the acquisition value of shares in subsidiaries is eliminated against their shareholders' equity at the time of acquisition. In this context, shareholders' equity in subsidiaries is determined on the basis of the fair value of assets, liabilities and provisions at the date of acquisition. If required in accordance with the purchase method, an allocation is made to a restructuring provision. In the case of untaxed reserves in acquired subsidiaries, the estimated tax liability is reported as a provision in accordance with the tax rate in each country. If the acquisition value of shares in a subsidiary exceeds the acquired shareholders' equity as computed above, the difference is reported as goodwill, which is amortized according to plan. If the acquisition value of shares in subsidiaries is less than the acquired shareholders' equity, a provision for negative goodwill is made, which is dissolved in accordance with a defined plan.

Minority interests

Minority interests in the year's income statement and shareholders' equity are based on subsidiaries' accounts prepared in accordance with the Group's accounting principles.

Associated companies

Associated companies are defined as companies which are not subsidiaries but companies in which the Parent Company has shareholdings which, directly or indirectly, represent at least 20 percent of all participations. Participations in associated companies are reported in accordance with the equity method. The consolidated income statement includes shares in the income before tax of associated companies. In cases in which the acquisition value of shares in associated companies was higher than the shareholders' equity in the acquired company at the acquisition date, the difference is amortized on the same basis as consolidated goodwill, following an analysis of the character of the surplus value, and is charged against share in earnings of associated companies. Participation in the income tax of subsidiaries is included in the Group's tax expense. In the consolidated balance sheet, shareholdings in associated companies are reported at the acquisition value, adjusted for dividends and participation in income after the date of acquisition. In determining the equity share, untaxed reserves are attributed to shareholders' equity after deduction for estimated tax.

Translation of foreign subsidiaries

The Group applies the so-called current method for translating the accounts of all foreign subsidiaries that are considered to operate with a high degree of independence. The current method has been applied so that all balance sheet items except net income are translated at the closing-day rate. Net income is translated at the average rate and the difference arising thereby is taken directly to unrestricted reserves. Subsidiaries' income statements are translated at the average rate for the financial year.

Subsidiaries operating in high-inflation countries, e.g. Romania, are translated using the so-called monetary method.

The Group hedges to a certain extent its investment in foreign net assets. Hedging is implemented through loans and forward exchange contracts. These are valued at the exchange rate prevailing at year-end. Exchange rate differences on hedging operations, as well as differences that arise when foreign net assets are translated, are carried directly to shareholders' equity in the balance sheet.

Interest differentials on forward contracts are annualized and reported in the income statement.

Exchange rates

The rates for currencies used in the Group were as follows (average for the year and rate at year-end):

		Average rate	Year-end rate
Austria	ATS	0.67	0.68
Australia	AUD	5.33	5.38
Belgium	BEF	0.23	0.23
Bermuda	BMD	10.45	10.63
Brazil	BRL	4.49	4.56
Canada	CAD	6.68	6.62
Switzerland	CHF	6.13	6.28
China	CNY	1.25	1.27
Czech Republic	CZK	0.27	0.29
Germany	DEM	4.73	4.76
Denmark	DKK	1.24	1.25
Estonia	EEK	0.59	0.60
Spain	ESP	0.056	0.056
Euroland	EUR	9.24	9.31
Finland	FIM	1.55	1.57
France	FRF	1.41	1.42
Great Britain	GBP	14.92	15.26
Hong Kong	HKD	1.33	1.35
Hungary	HUF	0.036	0.038
Indonesia	IDR	0.0010	0.0010
Ireland	IEP	11.73	11.82

		Average rate	Year-end rate
Israel	ILS	2.46	2.39
India	INR	0.22	0.22
Iran	IRR	0.0059	0.0060
Italy	ITL	0.0048	0.0048
Japan	JPY	0.085	0.080
Mauritius	MUR	0.36	0.35
Mexico	MXN	1.11	1.15
Malaysia	MYR	2.72	2.77
Nigeria	NGN	0.091	0.088
Netherlands	NLG	4,19	4.23
Norway	NOK	1.15	1.17
New Zealand	NZD	4.33	4.38
Poland	PLN	2.53	2.65
Portugal	PTE	0.046	0.046
Romania	ROL	0.00036	0.00033
Russia	RUR	0.35	0.34
Singapore	SGD	5.77	5.69
Slovakia	SKK	0.21	0.22
Thailand	THB	0.23	0.24
USA	USD	10.34	10.53
South Africa	ZAR	1.21	0.87
Zimbabwe	ZWD	0.19	0.19

Revenue recognition

Revenue recognition of sales of goods is reported at the time of delivery to the customer. All sales are reported less VAT, discounts, returns and freight.

Intra-Group sales

Pricing of deliveries between Group companies is in accordance with business principles and at market prices. Internal profits arising from intra-Group sales have been eliminated.

Leasing

Only operational leasing occurs in the Group. Reporting is in accordance with Standard RR6 of the Swedish Financial Accounting Standards Council.

Research and development

Research and development costs are expensed as they are incurred.

Depreciation according to plan

Depreciation according to plan is based on the historical cost of assets, with due consideration of the estimated economic life of the asset. A depreciation period of five years has been applied for intangible rights. Group goodwill is amortized over 10-20 years, depending on the type of company concerned. Goodwill in well-established companies with independent and well-known trademarks is amortized over 10 years. Goodwill in companies that, in addition, constitute a strategic acquisition in terms of products or markets is amortized over 20 years. The depreciation period for office buildings is 50 years, and 25 years for industrial buildings. A depreciation period of 7-10 years is applied to machinery and other technical facilities. Equipment and tools are depreciated over 3-6 years.

Taxation

All taxes that are expected to apply to the income reported are accounted for in the income statement. These taxes have been estimated in accordance with the tax regulations in each country and are reported as current year tax. Costs and revenue that affect both
the financial statements and income taxation but in different financial years are reported as deferred tax.

Deferred income taxes are accounted for under the balance sheet liability method. Accordingly deferred tax is accounted for on all temporary differences between the carrying amount of an asset or liability and its tax base. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Cash flow statement

The cash flow statement has been prepared according to the indirect method. The reported cash flow includes only transactions involving cash payments.

As well as cash and bank balances, cash and cash equivalents are taken to include short-term investments that are exposed to only small risks of change in value and have a maturity date less than three months from the date of acquisition.

Intangible and tangible assets

Intangible and tangible assets are reported at acquisition value after deduction for accumulated depreciation according to plan.

Inventories

Inventories are valued at the lower of cost and net realizable value in accordance with the FIFO method. Provisions have been made for obsolescence. Deductions are made for internal profits arising from deliveries between Group companies. Work in progress and finished goods include both direct costs incurred and an allocation of indirect manufacturing costs.

Receivables

Receivables have been valued in the amounts expected to be received.

Receivables, liabilities and provisions in foreign currency

Receivables, liabilities and provisions in foreign currency in individual companies' accounts have been translated at the year-end rate. The forward rate has been used when exchange rates have been hedged by means of forward contracts.

Provisions

Provisions have been made for all obligations attributable to the fiscal year or prior fiscal years which, on the closing date, were likely to be incurred, but which were uncertain as to amount or date of payment. In making provisions for pensions, companies follow their country's local rules.

Financial risk management

ASSA ABLOY is exposed to a variety of financial risks through its international business operations.

Organization and activities

ASSA ABLOY's financial policy, which is reviewed annually by the Board of Directors, constitutes a framework of guidelines and regulations for the management of financial risks and financial activities in general.

ASSA ABLOY's financial activities are coordinated centrally within the subsidiary ASSA ABLOY Treasury S.A. in Switzerland, which functions as the Group's internal bank. External financial transactions are conducted by the internal bank, which also handles transactions involving foreign currencies and interest rates. The internal bank achieves several economies of scale, for example concerning pricing of various interest rates.

Financing and liquidity risks

Financing and liquidity risks are defined as the risks of being unable to meet payment obligations as a result of inadequate liquidity or difficulties in obtaining credit from external sources. The internal bank is responsible for external borrowing and external investments. ASSA ABLOY strives to have access, on every occasion, to both short-term and long-term loan facilities appropriate to its anticipated needs for the year ahead, apart from larger acquisitions.

Counterparty risks

Financial risk management exposes ASSA ABLOY to certain counterparty risks. This exposure arises, for instance, from the placement of surplus cash and through the use of derivative instruments. Group financial policy prescribes detailed rules for handling counterparty risks.

Interest-rate risk

Interest-rate fluctuations have a direct impact on ASSA ABLOY's net interests, but there is also an indirect effect on the Group's operating income as a result of the impact of interest rates on the economy as a whole. The internal bank is responsible for identifying and managing the Group's interest-rate exposure. Interest duration in the Group is generally short, with an average duration of less than a year. At year-end, the average interest duration was around 5 months.

Currency risk

Currency risks affect ASSA ABLOY mainly through translation of capital employed and net debt, through translation of income in foreign subsidiaries, and through flow of goods between countries ('transaction exposure').

Translation exposure. The effect arising on translation of capital employed is limited by the fact that financing is largely in local currency. The currency exposure and gearing per currency in the Group should generally reflect the overall exposure and gearing for the whole Group. This limits the effect from movements in individual currencies on the gearing for the Group.

Exposure of Group earnings. A general strengthening of the Swedish krona by one percent has a negative impact of about SEK 240 M on Group sales and SEK 6 M on Group earnings.

Transaction exposure. Currency risks in the form of transaction exposure, or the relative values of exports and imports of goods, are limited in the Group. The exposure that does exist relates in particular to VingCard's exports from Norway, chiefly to the USA, and to Abloy's exports from Finland to the USA. ASSA ABLOY's policy is to keep transaction exposure within a specified framework.

Cash management

Cash management in subsidiaries focuses on minimizing operating capital employed. The internal bank manages a Group-wide netting system to minimize the number of payment transactions and related costs. In countries with several operating companies, surpluses and deficits are matched in the local subsidiaries at country level through cash pool solutions. The internal bank manages the investment or financing of these cash pools.

Financial derivative instruments

Financial derivative instruments such as currency and interest-rate forwards are used to the extent necessary. The object of using derivative instruments is solely to reduce exposure to financial risks. Financial derivative instruments are not used with speculative intent.

Notes:

Note 1. Sales by organizational unit[1)]

	2001 SEK M	2000 SEK M	1999 SEK M
Scandinavia	1,971	1,889	1,777
Finland	1,165	1,060	898
Central Europe [2)]	1,432	1,027	575
South Europe [3)]	2,905	2,232	1,682
United Kingdom	1,545	665	270
North America	9,682	5,409	3,721
South Pacific	841	772	590
New Markets [4)]	1,764	981	354
Hotel locks	1,056	1,052	965
Identification	1,043	-	-
Elimination for internal sales	-894	-693	-555
Total	**22,510**	**14,394**	**10,277**

1) Including exports from each market 2) Germany, the Netherlands, Switzerland and Austria 3) France, Belgium, Spain & Italy 4) Asia, eastern Europe, South America, Southern Africa & Israel

Note 2. Salaries and wages, other remunerations and social costs

Salaries and wages, other remuneration (of which bonus)

Group	2001 SEK M		2000 SEK M		1999 SEK M	
Sweden	262.9	(2.7)	233.5	(2.2)	205.2	(1.5)
Finland	266.5	(-)	249.8	(0.8)	206.5	(0.5)
Norway	236.7	(0.8)	225.2	(0.4)	235.2	(0.6)
Denmark	112.1	(0.7)	89.3	(0.3)	90.4	(0.2)
Germany	371.3	(-)	319.4	(0.4)	212.2	(-)
United Kingdom	481.9	(0.7)	192.6	(1.7)	50.3	(0.1)
Belgium	37.4	(0.5)	30.7	(0.2)	27.9	(0.1)
France	525.9	(2.5)	460.5	(2.0)	406.9	(1.0)
The Netherlands	72.8	(0.3)	30.8	(0.3)	7.7	(-)
Czech Republic	37.4	(0.1)	29.9	(0.1)	29.7	(0.5)
Canada	80.7	(0.5)	32.6	(0.5)	20.7	(-)
Australia	204.7	(0.4)	190.0	(0.1)	209.1	(-)
New Zealand	20.7	(-)	7.3	(-)		
USA	2,426.8	(14.1)	1,197.1	(8.8)	998.9	(4.0)
China	77.0	(1.1)	40.6	(0.1)	7.5	(0.3)
Romania	11.7	(-)	8.7	(-)	8.1	(-)
Israel	74.8	(-)	44.5	(-)	-	
Italy	86.6	(0.1)	35.5	(0.2)	-	
Africa	45.6	(0.0)	9.4	(-)	-	
Mexico	109.8	(0.2)	25.8	(0.3)	-	
Spain	57.4	(0.2)	-		-	
South America	33.6	(0.2)	-		-	
Other	106.6	(0.5)	86.4	(2.1)	68.0	(0.3)
Total	**5,740.9**	**(25.6)**	**3,539.6**	**(20.5)**	**2,784.3**	**(9.1)**
Parent Company						
Sweden	38.0	(5.5)	29.7	(1.2)	21.7	(0.8)

Social costs (of which pensions)

Group	2001 SEK M		2000 SEK M		1999 SEK M	
Total	1,720.7	(325.9)	1,077.8	(209.9)	792.2	(155.4)
Parent company						
Sweden	19.1	(6.4)	12.2	(2.4)	11.8	(3.7)

Senior executives' remuneration

The Chairman of the Board received in the course of the year a remuneration of SEK 500,000 (180,000). This is decided by the Board within limits set by the AGM. Total remuneration was set by the AGM at SEK 1.875.000 (810,000). The president was paid a salary and other remuneration of SEK 5,582,372 (4,734,000) during the year. In addition he has received a bonus of SEK 1,400,000 (1,200,000).

The Chairman of the Board has no pension benefits or severance pay agreement. The basic security provided by the pension scheme for the President and others in Group Management is provided on joining the ITP plan or equivalent. In addition to this, the President and other senior executives have the right to receive a pension at the earliest from when they reach the age of 60 years. The pension is based on the retiree's salary on retiring and is 70 percent of this salary between the ages of 60 and 65 and 50 percent after the age of 65 and for the remainder of life. The President has a severance pay agreement of 100 percent of his salary for 24 months. The compensation is only payable where the President is dismissed by the company. Others in Group Management have severance pay agreements of 100 percent salary for up to 12 months.

Note 3. Fees paid to audit firms

	Group 2001 SEK M	2000 SEK M	1999 SEK M	Parent Company 2001 SEK M	2000 SEK M
Audit					
PricewaterhouseCoopers	20.1	13.7	10.6	2.3	1.2
Others	5.0	2.6	1.1	-	-
Other assignments					
PricewaterhouseCoopers	4.8	10.6	7.5	2.6	2.2
Others	4.0	3.7	2.9	-	-
Total	**33.9**	**30.6**	**22.1**	**4.9**	**3.4**

Note 4. Depreciation and amortization

	Group 2001 SEK M	2000 SEK M	1999 SEK M	Parent Company 2001 SEK M	2000 SEK M
Goodwill	860.4	387.0	189.0	-	-
Intangible rights	31.8	28.5	23.0	-	-
Machinery	491.4	359.1	275.5	-	-
Equipment	216.6	146.4	108.0	4.1	3.9
Buildings	119.8	64.2	71.8	-	-
Land and land improvements	1.1	-	-	-	-
Total	**1,721.1**	**985.2**	**667.3**	**4.1**	**3.9**

Note 5. Operational leasing agreements

	Group 2001 SEK M	Parent Company 2001 SEK M
Leasing fee paid during the year:	**139.3**	**5.9**
Nominal value of agreed future leasing fees:		
Due in 2002	145.3	5.7
Due in 2003	100.6	5.7
Due in 2004	73.7	5.7
Due in 2005	54.2	5.7
Due in 2006	43.5	5.7
Due in 2007 or later	83.2	6.0
Total	**500.5**	**34.5**

Note 6. Income from participations in Group companies

Parent Company	2001 SEK M	2000 SEK M
Dividends	191.2	-
Group contribution	288.1	363.9
Liquidation loss	-322.6	-
Income from disposal of shares in subsidiaries	192.1	-
Total	**348.8**	**363.9**

Note 7. Non-recurring items

Group	2001 SEK M	2000 SEK M	1999 SEK M
Estimated damages,			
Merrimac	166.0	-	-
Total	**166.0**	**-**	**-**

Note 8. Financial items

	Group			Parent Company	
	2001 SEK M	**2000** SEK M	**1999** SEK M	**2001** SEK M	**2000** SEK M
Interest income, long-term investments	2.4	2.9	1.4	-	-
Dividends	0.1	-	-	-	-
Exchange rate differences, long-term investments	0.3	-6.3	-3.3	-	-
Interest income, other	76.4	27.0	12.7	49.1	13.8
Exchange rate differences, receivables	2,706.4	1,145.2	130.7	-	-
Interest income from Group companies	-	-	-	617.8	388.3
Exchange rate differences from Group companies, receivables	-	-	-	871.3	331.1
Interest expenses	-735.1	-345.1	-242.6	-395.5	-235.6
Exchange rate differences, liabilities	-2,675.6	-1,153.2	-129.0	-512.4	-164.8
Interest expenses from Group companies	-	-	-	-637.8	-281.5
Exchange rate differences from Group companies, liabilities	-	-	-	-303.6	-99.4
Other financial income	1.1	323.7	-	2.3	-
Other financial costs	-40.4	-324.8	-	-113.8	-125.0
Total	**-664.4**	**-330.6**	**-230.1**	**-422.6**	**-173.1**

Note 9. Tax

	Group			Parent Company	
	2001 SEK M	**2000** SEK M	**1999** SEK M	**2001** SEK M	**2000** SEK M
Tax paid	-401.3	-426.4	-355.9	-	-
Tax attributable to prior years	19.4	15.7	1.2	0.0	-0.1
Deferred tax	-83.6	-33.1	8.1	-	-
Total	**-465.5**	**-443.8**	**-346.6**	**0.0**	**-0.1**

Explanation for the difference between nominal Swedish tax rates and effective tax rates according to the income statement:

Percent	Group 2001
Swedish income tax rate	28.0
The effect of overseas tax rates	-10.7
Non-deductible goodwill amortization	18.2
Other non-income-related taxes	2.9
Other	-4.0
Tax rate according to the income statement	**34.4**

Deferred tax liabilities and deferred tax receivables are distributed according to the table below:

Deferred tax liabilities	
Fixed assets	314.2
Inventory	36.2
Short-term receivables and liabilities	7.9
	358.3
Deferred tax receivables	
Fixed assets	4.4
Inventory	6.0
Short-term receivables and liabilities	164.7
Depreciation and amortization	142.4
Tax-deductible losses	60.8
	378.3

Note 10. Goodwill

Group	2001 SEK M	2000 SEK M	1999 SEK M
Acquisition cost 1 January	**13,252.8**	**3,943.9**	**3,045.8**
Purchases/acquisitions	4,263.6	8,948.0	838.2
Reclassifications	10.9	-	14.9
Translation differences	985.9	360.9	45.0
Accumulated acquisition cost 31 December	**18,513.2**	**13,252.8**	**3,943.9**
Amortization 1 January	**-1,174.9**	**-698.1**	**-521.5**
Amortization for the year	-860.4	-387.0	-189.0
Translation differences	-106.9	-89.8	12.4
Accumulated amortization 31 December	**-2,142.2**	**-1,174.9**	**-698.1**
Net book value 31 December	**16,371.0**	**12,077.9**	**3,245.8**

Note 11. Intangible rights

Group	2001 SEK M	2000 SEK M	1999 SEK M
Acquisition cost 1 January	**360.8**	**294.2**	**277.6**
Purchases/acquisitions	29.2	57.5	21.6
Sales/disposals	-4.5	-10.6	-
Reclassifications	-8.2	-	-
Translation differences	31.4	19.7	-5.0
Accumulated acquisition cost 31 December	**408.7**	**360.8**	**294.2**
Amortization 1 January	**-179.7**	**-151.9**	**-133.9**
Sales/disposals	3.1	9.5	-
Reclassifications	4.1	-	-
Amortization for the year	-31.8	-28.5	-23.0
Translation differences	-17.6	-8.8	5.0
Accumulated amortization 31 December	**-221.9**	**-179.7**	**-151.9**
Net book value 31 December	**186.8**	**181.1**	**142.3**

Note 12. Tangible fixed assets

– buildings

Group	2001 SEK M	2000 SEK M	1999 SEK M
Acquisition cost 1 January	**2,269.8**	**1,629.3**	**1,529.3**
Purchases/acquisitions	633.8	582.8	150.1
Sales/disposals	-15.5	-17.3	-1.2
Reclassifications	-19.2	-	31.8
Translation differences	172.4	75.0	-80.7
Accumulated acquisition cost 31 December	**3,041.3**	**2,269.8**	**1,629.3**
Depreciation 1 January	**-651.5**	**-551.6**	**-509.2**
Sales/disposals	1.7	7.9	0.9
Reclassifications	7.5	-	-
Depreciation for the year	-119.8	-64.2	-71.8
Translation differences	-51.0	-43.6	28.5
Accumulated depreciation 31 December	**-813.1**	**-651.5**	**-551.6**
Net book value 31 December	**2,228.2**	**1,618.3**	**1,077.7**

The taxable value of the Group's Swedish buildings was SEK 53.0 M.

– land

Group	2001 SEK M	2000 SEK M	1999 SEK M
Acquisition cost 1 January	**532.9**	**357.9**	**329.6**
Purchases/acquisitions	147.6	163.3	48.1
Sales/disposals	-3.4	-	-
Reclassifications	-1.4	-	1.1
Translation differences	31.6	11.7	-20.9
Accumulated acquisition cost 31 December	**707.3**	**532.9**	**357.9**
Depreciation 1 January	**-7.0**	**-1.9**	**-1.8**
Sales/disposals	-	-4.7	-0.2
Depreciation for the year	-1.1	-0.3	-
Translation differences	-0.4	-0.1	0.1
Accumulated depreciation 31 December	**-8.5**	**-7.0**	**-1.9**
Net book value 31 December	**698.8**	**525.9**	**356.0**

The taxable value of the Group's Swedish land was SEK 11.9 M.

– machinery

Group	2001 SEK M	2000 SEK M	1999 SEK M
Acquisition cost 1 January	**4,521.0**	**3,316.3**	**3,116.1**
Purchases/acquisitions	1,373.8	1,065.0	367.1
Sales/disposals	-338.3	-68.3	-36.7
Reclassifications	27.8	-	-
Translation differences	382,9	208,0	-130,2
Accumulated acquisition cost 31 December	**5,967.2**	**4,521.0**	**3,316.3**
Depreciation 1 January	**-2,606.7**	**-2,228.0**	**-2,065.6**
Sales/disposals	280.9	59.6	22.4
Reclassifications	-4.5	-	-
Depreciation for the year	-491.4	-359.1	-275.5
Translation differences	-235.8	-79.2	90.7
Accumulated depreciation 31 December	**-3,057.5**	**-2,606.7**	**-2,228.0**
Net book value 31 December	**2,909.7**	**1,914.3**	**1,088.3**

– equipment

	Group			Parent Company	
	2001 SEK M	2000 SEK M	1999 SEK M	2001 SEK M	2000 SEK M
Acquisition cost 1 January	**1,109.6**	**883.5**	**802.2**	**24.0**	**19.6**
Purchases/acquisitions	416.8	393.3	139.8	5.8	6.4
Sales/disposals	-114.8	-209.1	-40.8	-4.1	-2.0
Reclassifications	5.8	-	4.2	-	-
Translation differences	109.6	41.9	-21.9	-	-
Accumulated acquisition cost 31 December	**1,527.0**	**1,109.6**	**883.5**	**25.7**	**24.0**
Depreciation 1 January	**-594.3**	**-586.6**	**-531.4**	**-10.6**	**-8.0**
Sales/disposals	97.3	163.9	36.1	2.0	1.3
Reclassifications	-3.7	-	-1.8	-	-
Depreciation for the year	-216.6	-146.4	-108.0	-4.1	-3.9
Translation differences	-65.5	-25.2	18.5	-	-
Accumulated depreciation 31 December	**-782.8**	**-594.3**	**-586.6**	**-12.7**	**-10.6**
Net book value 31 December	**744.2**	**515.3**	**296.9**	**13.0**	**13.4**

Note 13. Financial fixed assets
Share holdings in subsidiaries

	Org. number, reg. Office	Number of shares	Share capital %	Book value SEK M
ASSA ABLOY Sverige AB	556061-8455 Eskilstuna	70	100	14.0
Timelox AB	556214-7735 Landskrona	15,000	100	40.0
ASSA ABLOY OY	699.757 Joensuu	800,000	100	631.1
ASSA ABLOY Norge a.s.	979207476 Moss	150,000	100	154.8
ASSA ABLOY Danmark A/S	CVR 10050316 Herlev	500	100	131.4
ASSA ABLOY Deutschland GmbH	HR B 66227 Berlin	2	100	700.8
ASSA ABLOY France SAS	412140907 R.C.S. Nanterre	2,000,000	100	472.7
ASSA ABLOY Ltd, (UK)	2096505 Croydon	1,330,000	100	959.9
C.E. Marshall (Wolverhampton) Ltd	1233859 Willenhall	526,000	100	79.4
Yale Security Products SpA	79370 Aprilia, Latina	2,001	100	645.6
Mul-T-Lock Ltd	520036583 Yavne	15,393,225	89	1,012.4
ASSA ABLOY Holdings (SA) Ltd	05736293/07 Robertsham	200,000	100	182.5
Trathfix Properties Proprietary Ltd	05/30556/06 Robertsham	120	100	5.5
ASSA ABLOY Inc	39347-83 Salem, Oregon	100	100	2,194.2
Abloy Holdings Ltd	1148165260 St Laurent, Can	1	100	12.6
ASSA ABLOY Australia Pacific Pty Ltd	ACN 095354582 Oakleigh, Victoria	8,190,000	100	43.8
Lockwood Security Products Pty Ltd	ACN 086451907 Oakleigh, Victoria	1,070	100	226.7
ASSA ABLOY Lockwood Asia Pte Ltd	199804395K Singapore	100,000	100	28.4
Industrial Cerrajera Scovill, SA de C.V.	ICS961204HR7 Mexico D.F.	84,558,936	100	224.6
Grupo Industrial Phillips, S.A de C.V.	GIP980312169 Mexico	27,036,635	100	861.0
Lips Technology BV	33274584 Amsterdam	400	100	0.2
ASSA ABLOY Innovation AB	556192-3201 Eskilstuna	2,500	100	1.0
Eskilstuna Nyckel AB	556180-7156 Eskilstuna	1,000	100	0.4
ASSA ABLOY Treasury S.A.	1198-192123 Geneva	72,300,000	100	11,353.5
ASSA ABLOY Reinsurance S.A.	CH-660-1690000-9 Geneva	300,000	100	17.3
Whaig Ltd	EC21330 Bermuda	100,100	100	566.7
ASSA ABLOY Asia Pacific Ltd	53451 Hong Kong	400,000	100	64.9
Total				**20,625.4**

Share holdings in associated companies

	Org. number, reg. Office	Number of shares	Share capital %	Book value SEK M
Låsgruppen Wilhelm Nielsen AS	934372816 Bergen	305	50	13.1
Cerraduras de Colombia Cerracol S.A	00008028 Bogota	182682	29	2.8
MAB Glass Europe NV	HR M71690 Mechelen	145	50	2.6
Renato Fattorini SRL	8727 Pavia	-	25	1.2
Others				3.1
Total				**22.8**

Note 14. Inventory

Group	31 Dec. 2001 SEK M	31 Dec. 2000 SEK M	31 Dec. 1999 SEK M
Materials & inventory items	1,027.2	650.2	419.3
Work in progress	1,209.2	1,125.9	574.0
Finished goods	1,554.8	1,012.3	559.9
Paid in advance	20.8	20.0	11.5
Total	**3,812.0**	**2,808.4**	**1,564.7**

Note 15. Shareholders equity

Group 31 Dec. 2001, SEK M	Share capital	Restricted reserves	Unrestricted reserves	Total
Opening balance 1 January 2001	**352.5**	**8,578.1**	**1,728.4**	**10,659.0**
Converted shares	1.3	56.9*	-	58.2
Dividend	-	-	-317.8	-317.8
Transfers between restricted and unrestricted reserves	-	656.2	-656.2	-
Exchange difference for the year	-	-	497.6	497.6
Net income	-	-	948.6	948.6
Closing balance 31 December 2001	**353.8**	**9,291.2**	**2,200.6**	**11,845.6**

* The amount raised through conversion has been reduced by SEK 18.0 M which represents the associated transaction costs.

Parent Company 31 Dec. 2001, SEK M	Share capital	Premium reserve	Restricted reserves	Unrestricted reserves	Total
Opening balance 1 January 2001	**352.5**	**6,809.6**	**645.4**	**3,725.6**	**11,533.1**
Converted shares	1.3	74.9	-	-	76.2
Dividend	-	-	-	-317.8	-317.8
Net Income	-	-	-	448.9	448.9
Closing balance 31 December 2001	**353.8**	**6,884.5**	**645.4**	**3,856.7**	**11,740.4**

Total number of shares at 31 December 2001	Voting rights	Number of shares
Series A shares	191,753,230	19,175,323
Series B shares	334,576,089	334,576,089
Total	**526,329,319**	**353,751,412**

Note 16. Untaxed reserves

Parent Company

SEK M	31 Dec. 2001	31 Dec. 2000
Difference between book depreciation and planned depreciation	-	3.2
Profit equalization reserve 1995	-	11.4
Profit equalization reserve 1996	-	3.8
Total	**-**	**18.4**

Note 17. Long-term liabilities falling due for payment later than five years after the financial year

Group

SEK M	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999
Liabilities to credit institutions	59.2	18.8	7.2
Other liabilities	0.9	0.9	0.9
Total	**60.1**	**19.7**	**8.1**

Note 18. Corporate credit line

Check credits for the Group were SEK 621.2 M (636.3) of which SEK 215.3 M (149.4) were used.

Note 19. Convertible debenture loans

SEK M	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999
	1,104.9	250.0	298.6

The convertible debenture loan 97/02 has a variable interest rate equivalent to the 12 month STIBOR less 0.25 percent. The loan terms are from 8 December 1997 to 2 December 2002.

Convertible debenture loan 97/02 can be converted to Series B shares between 1 December 2000 and 15 November 2002 inclusive. Full conversion of the convertible debenture loan, at a conversion rate of SEK 58.70, would give 4,258,944 shares.

INCENTIVE 2001 has a variable interest rate equivalent to 0,9* Euribor + 54 basis points. Conversion of the Convertible Bonds in INCENTIVE 2001 can happen from October 2006. Full conversion, at a conversion rate of EUR 15.80 for Bond 1, EUR 19.00 for Bond 2, EUR 22.10 for Bond 3 and EUR 25.30 for Bond 4 would create 5,017,432 shares.The total Program amounts to EUR 100 M.

Note 20. Accrued expenses and prepaid income

	Group			Parent Company	
SEK M	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999	31 Dec. 2001	31 Dec. 2000
Accrued expenses, personnel	581.3	493.6	417.3	18.1	12.1
Interest expenses	83.3	167.0	46.5	49.0	136.4
Other	1,196.7	1,118.4	423.1	55.7	6.9
Total	**1,861.3**	**1,779.0**	**886.9**	**122.8**	**155.4**

Note 21. Assets pledged

Group

SEK M	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999
Relating to long-term liabilities to credit institutions:			
Real estate mortgages	48.3	2.0	24.0
Chattel mortgages	0.3	1.8	2.1
Total	**48.6**	**3.8**	**26.1**

Note 22. Contingent liabilities

	Group			Parent Company	
SEK M	31 Dec. 2001	31 Dec. 2000	31 Dec. 1999	31 Dec. 2001	31 Dec. 2000
Guarantees	89.8	88.6	90.6	64.0	3.1
Guarantees on behalf of subsidiaries	257.9	374.3	75.2	5,153.2	287.5
Other	2.2	-	112.7	-	-
Total	**349.9**	**462.9**	**278.5**	**5,217.2**	**290.6**

Note 23. Average number of employees per country, by gender

Group	Women			Men			Total		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sweden	457	409	370	630	570	520	1,087	979	890
Finland	439	435	390	695	673	615	1,134	1,108	1,005
Norway	263	298	289	536	602	586	799	900	875
Denmark	132	132	129	158	159	149	290	291	278
Germany	443	424	351	632	604	368	1,075	1,028	719
United Kingdom	908	404	52	975	452	97	1,883	856	149
Belgium	50	56	47	80	77	70	130	133	117
France	912	893	755	1,409	1,415	1,255	2,321	2,308	2,010
The Netherlands	75	35	8	179	83	20	254	118	28
Czech Republic	430	442	413	345	354	355	775	796	768
Canada	51	32	27	175	62	42	226	94	69
Australia	420	392	460	575	567	603	995	959	1,063
New Zealand	41	10	11	62	35	39	103	45	50
USA	1,955	1,331	1,036	4,078	2,784	2,364	6,033	4,115	3,400
China	1,469	557	7	1,203	416	18	2,672	973	25
Romania	364	404	459	360	362	399	724	766	858
Israel	80	78	-	270	185	-	350	263	-
Italy	238	86	-	260	103	-	498	189	-
Africa	245	57	-	422	107	-	667	164	-
Mexico	739	121	-	604	143	-	1,343	264	-
Spain	83	66	33	145	99	49	228	165	82
South America	96	25	2	219	71	8	315	96	10
Other	127	108	103	182	163	155	309	271	258
Total	**10,017**	**6,795**	**4,942**	**14,194**	**10,086**	**7,712**	**24,211**	**16,881**	**12,654**
Parent Company									
Sweden	17	14	9	17	17	12	34	31	21

Note 24. Cash and cash equivalents

	Group			Parent Company	
SEK M	2001	2000	1999	2001	2000
Cash and bank balances	892.7	732.1	195.1	51.1	79.2
Short-term investments	525.7	747.4	1.1	7.9	337.7
Cash and cash equivalents	**1,418.4**	**1,479.5**	**196.2**	**59.0**	**416.9**

Short-term investments in the Consolidated balance sheet at the end of the financial year were SEK 800.0 M (1,020.0), of which SEK 274.3 M (272.4) were non-realizable receivables with a term to maturity of more then three months and investments in securities. These items are not classified as cash or cash equivalents and are not included in the above table.

Short-term investments in the Parent Company were SEK 160.6 M (490.6).

Note 25. Cash flow

Group

Adjustment for non-cash items	2001 SEK M	2000 SEK M	1999 SEK M
Sale of fixed assets	-	-2.0	-0.9
Change in provisions for pensions	43.0	0.4	2.8
Adjustment for non-cash items	**43.0**	**-1.6**	**1.9**

Paid and received interest	SEK M 2001	SEK M 2000	SEK M 1999
Paid interest	-883.2	-387.3	-230.0
Received interest	65.8	30.4	3.3
Paid and received interest	**-817.4**	**-356.9**	**-226.8**

Change in working capital	SEK M 2001	SEK M 2000	SEK M 1999
Inventory increase/decrease (-/+)	170.2	-41.0	-3.7
Accounts receivable increase/decrease (-/+)	310.4	14.1	-111.3
Other receivables increase/decrease (-/+)	-30.9	-56.3	-17.1
Trade and other payables increase/decrease (+/-)	-526.8	-11.1	105.0
Change in working capital	**-77.1**	**-94.3**	**-27.1**

Purchase of tangible fixed assets	SEK M 2001	SEK M 2000	SEK M 1999
Purchase of tangible fixed assets	-986.1	-604.3	-432.2
Sale of tangible fixed assets	156.2	107.4	42.0
Purchase of tangible fixed assets	**-829.9**	**-496.9**	**-390.2**

Investments in subsidiaries	SEK M 2001	SEK M 2000	SEK M 1999
Acquired capital employed	6,874.7	12,172.6	1,440.4
- whereof goodwill	4,263.6	8,414.1	838.2
Acquired minority share holdings	446.5	-	-
Less acquired net debt	-82.2	-1,142.7	-514.9
Less minority interests acquired	-259.4	-249.3	-208.6
Total purchase price	**6,979.6**	**10,780.6**	**716.8**
Less acquired cash	-50.7	-2 328.9	-60.5
Less purchase price not yet paid	-163.0	-107.8	-34.8
Less paid with own shares	-	-2,865.9	-
Less reclassification from shares in associated companies	-53.5	-114.0	-
Less reclassification from other shares	-	-330.4	-
Less purchase price received for sold companies	-	-396.0	-
Less/Additional unpaid parts of purchase price from previous years	-425.5	34.8	-
Investments in subsidiaries	**6,286.9**	**4,672.4**	**621.5**

Investments in associated companies	SEK M 2001	SEK M 2000	SEK M 1999
Investments in associated companies	-	-	-3.9
Investments in associated companies	**-**	**-**	**-3.9**

Other investments	SEK M 2001	SEK M 2000	SEK M 1999
Investments in other shares and participations	-	-	-338.8
Investment and sale of other financial assets	4.6	-19.9	-59.6
Other investments	**4.6**	**-19.9**	**-398.4**

Cash and cash equivalents	SEK M 2001	SEK M 2000	SEK M 1999
Cash and cash equivalents at 1 January	**1,479.5**	**196.2**	**121.4**
Cash flow	-221.6	1,218.9	90.3
Effect of exchange rate differences	160.5	64.4	-15.5
Cash and cash equivalents at 31 December (Note 24)	**1,418.4**	**1,479.5**	**196.2**

Audit report:

To the General Meeting of the shareholders
of ASSA ABLOY AB (publ.)
Corporate identity number 556059-3575

I have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of ASSA ABLOY AB (publ.) for the financial year 2001. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. My responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Sweden. Those standards require that I plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for my opinion concerning discharge from liability, I examined significant decisions, actions taken and circumstances of the Company in order to be able to determine the liability, if any, to the Company of any Board member or the President. I also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. I believe that my audit provides a reasonable basis for my opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

I recommend to the General Meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm 9 February 2002

Anders Lundin
Authorized Public Accountant
PricewaterhouseCoopers AB

ASSA ABLOY's Board of Directors



Georg Ehrnrooth
Chairman
Born 1940.
Master of Science (Engineering).
Board Chairman: Varma-Sampo Mutual Pension Insurance Co and Vice Chairman of Rautaruukki Oyj.
Board Member: Wärtsilä Oyj Abp, Nokia Oyj Abp, Sampo Oyj Abp, Sandvik AB and Oyj Karl Fazer Abp.
Member of the ASSA ABLOY Board since 1994.
Holdings through company: 251,680 Series B shares.



Gustaf Douglas
Born 1938.
MBA, Harvard Business School.
Principal owner of Latour and Säkl.
Board Chairman: Latour AB, Fagerhult, Boxholms Skogar AB, Stockholm Chamber of Commerce, Säkl AB and IFS AB.
Vice Chairman: Attendo Senior Care and Securitas AB.
Board Member: The Svenska Dagbladet Foundation.
Member of the ASSA ABLOY Board since 1994.
Holdings through Investment AB Latour: 20,400,000 Series B shares. Through Säkl AB: 7,118,818 Series A shares and 986,000 Series B shares.



Göran J. Ehrnrooth
Born 1934.
Master of Science, Economics.
Board Chairman: Fiskars Oyj Abp.
Board Member: Wärtsilä Oyj Abp.
Member of the ASSA ABLOY Board since 1999.
Holdings: nil.



Carl-Henric Svanberg
President & CEO
Born 1952.
Master of Science, Bachelor of Economics.
President & CEO of the ASSA ABLOY Group since the Group was formed.
Board Member: Hexagon AB.
Member of the ASSA ABLOY Board since 1994.
Holdings: 3,906,471 Series B shares and convertibles corresponding to 442,725 Series B shares.



Gösta Johnsson
Born 1942.
Union trustee at Assa AB, employee representative, Federation of Salaried Employees in Industry and Services. Chairman of EWC within ASSA ABLOY since 1996.
Member of the ASSA ABLOY Board since 1997.
Holdings: convertibles corresponding to 6,432 Series B shares.



Melker Schörling
Vice Chairman
Born 1947.
Master of Business Administration.
Board Chairman: Securitas AB, Hexagon AB, Karlshamns AB and Attendo Senior Care.
Board Member: Cardo AB, Hennes & Mauritz AB, Skandia AB.
Member of the ASSA ABLOY Board since 1994.
Holdings privately and through company: 1,510,080 Series A shares and 10,499,930 Series B shares.



Per-Olof Eriksson
Born 1938.
Master of Engineering, Doctor of Technology, Hon. Bachelor.
Board Chairman: Svenska Kraftnät, Thermia AB, Odlander, Fredriksson & Co and Sapa AB.
Board Member: Sandvik AB, AB Custos, Svenska Handelsbanken, SSAB Svenskt Stål AB, Preem Petroleum AB, Skanska AB, and AB Volvo.
Member of the Royal Swedish Academy of Engineering Sciences.
Member of the ASSA ABLOY Board since 1995.
Holdings directly and through company: 4,567 Series B shares and convertibles corresponding to 6,520 Series B shares.



Sven-Christer Nilsson
Born 1944.
Bachelor of Science.
Partner in Startupfactory, a venture capital company.
Board Chairman: Utfors AB.
Board Member: Traction AB, Parthus Technologies plc (Ireland), Northstream AB and Establish AB.
Member of the ASSA ABLOY Board since 2001.
Holdings: nil.



Mats Persson
Born 1955.
Union trustee at Assa AB, employee representative, Swedish Metal Workers Union.
Member of the ASSA ABLOY Board since 1994.
Holdings: nil.

Deputy members



Lisbeth Staaf
Born 1955.
Union trustee at FIX AB.
Board Member: Medichus AB.
Member of the ASSA ABLOY Board since 1999.
Holdings: nil.



Per-Edvin Nyström
Born 1955.
Union trustee at Assa Industri AB, employee representative, Swedish Metal Workers Union. Member of the ASSA ABLOY Board since 1994. Holdings: 1,207 Series B shares and convertibles corresponding to 6,426 Series B shares.

Auditor: Anders Lundin
Born 1956.
Authorized Public Accountant, PricewaterhouseCoopers AB.
Auditor for the Assa Group since 1988 and for ASSA ABLOY since 1994.





From left: Eero Leskinen, Hans Johansson, Anna Bernsten, Åke Sund, Matti Virtaala, Bo Dankis, Carl-Henric Svanberg, Clas Thelin, Göran Jansson, Geoff Norcott and Ulf Södergren.

Other members of Group Management



Dag Schjerven
Born 1954.
Master of Business Administration
President of VingCard a.s. and head of the VingCard Group. Employed since October 1999.
Holdings: convertibles corresponding to 112,500 Series B shares.



C.K. Jeang
Born 1955.
Master of Business Administration and Science in Engineering.
President and CEO for ASSA ABLOY Asia Limited.
Employed since August 2000.
Holdings: convertibles corresponding to 32,500 Series B shares.



Thanasis Molokotos
Born 1958.
Master of Science.
President and CEO of ASSA ABLOY North America Architectural Hardware Group. Employed since 1996.
Holdings: 30,000 Series B shares and convertibles corresponding to 95,000 Series B shares.

ASSA ABLOY's Group Management
Executive Management and Group Vice Presidents

Carl-Henric Svanberg
Born 1952.
Master of Science, Bachelor of Economics.
President & CEO of the ASSA ABLOY Group since the Group was formed.
Board Member: Hexagon AB.
Member of the ASSA ABLOY Board since 1994.
Holdings: 3,906,471 Series B shares and convertibles corresponding to 442,725 Series B shares.

Bo Dankis
Born 1954.
Master of Science.
Responsible for ASSA ABLOY South Europe.
Group Vice President of ASSA ABLOY.
Employed since 1997.
Holdings: 86,000 Series B shares and convertibles corresponding to 11,888 Series B shares.

Göran Jansson
Born 1958.
Graduate Diploma in Business Administration.
Chief Financial Officer.
Employed since 1997.
Holdings: 331,600 Series B shares and convertibles corresponding to 66,513 Series B shares.

Hans Johansson
Born 1955.
Master of Science.
Responsible for ASSA ABLOY Scandinavia.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Holdings: 640,000 Series B shares and convertibles corresponding to 66,513 Series B shares.

Eero Leskinen
Born 1956.
Master of Science.
Responsible for ASSA ABLOY Central Europe.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Holdings through company: 729,745 Series B shares and convertibles corresponding to 66,513 Series B shares.

Åke Sund
Born 1957.
Graduate Diploma in Marketing.
Group Vice President of ASSA ABLOY, Market Development and Emerging Markets.
Employed since the Group was formed.
Holdings: 234,231 Series B shares and convertibles corresponding to 66,513 Series B shares.

Matti Virtaala
Born 1951.
Bachelor of Science (Engineering).
President of Abloy Oy and Responsible for Finland.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Board Member: Tulikivi Oyj and GWS Systems Oy.
Holdings: 438,058 Series B shares and convertibles corresponding to 66,513 Series B shares.

Clas Thelin
Born 1954.
Master of Science.
Responsible for ASSA ABLOY North America Inc.
Group Vice President of ASSA ABLOY.
Employed since the Group was formed.
Holdings: 218,971 Series B shares and convertibles corresponding to 66,513 Series B shares.

Ulf Södergren
Born 1953.
Master of Science, Bachelor of Economics.
Group Vice President of ASSA ABLOY, Operations.
Employed since May 2000.
Holdings: Convertibles corresponding to 140,000 Series B shares.

Geoff Norcott
Born 1947.
Hon. Bachelor of Engineering (Industrial), 1st Class.
Responsible for ASSA ABLOY UK and ASSA ABLOY South Pacific.
Group Vice president of ASSA ABLOY
Employed since August 2000.
Holdings: Convertibles corresponding to 142,069 Series B shares.

Anna Bernsten
Born 1961.
Master of Science.
Vice President of ASSA ABLOY, Corporate Communications.
Employed since October 2000.
Holdings: 665 Series B shares and convertibles corresponding to 15,000 Series B Shares.



Tzachi Wiesenfeld
Born 1958.
Master of Business Administration
BSc (Bachelor of Science) in Industrial Engineering.
President and CEO of Mul-T-Lock in Israel.
Employed since 1999.
Holdings: nil



Joseph J. Grillo
Born 1957.
Bachelor of Finance and Economics.
President and CEO of ASSA ABLOY Identification Technology Group.
Employed since 2001.
Holdings: convertibles corresponding to 32,500 Series B Shares.

Addresses:

HEAD OFFICE:

ASSA ABLOY AB
P.O. Box 70340 (Klarabergsviadukten 90)
107 23 Stockholm, Sweden
Tel: +46 8 506 485 00
Fax: +46 8 506 485 85

Asia

ASSA ABLOY ASIA PACIFIC LTD
1314 Park-In Commercial Centre
56 Dundas Street, Mongkok
Kowloon, Hong Kong
Tel: +852 2260 7220
Fax: +852 2834 7943

ASSA ABLOY Hong Kong
1314 Park-In Commercial Centre
56 Dundas Street, Mongkok
Kowloon, Hong Kong
Tel: +852 2260 7220
Fax: +852 2834 7943

ASSA ABLOY Malaysia Sdn Bhd
No. 1 & 3, Ground & Second Floor Jalan 2/27F
Kuala Lumpur Satellite Centre (KLSC)
Section 5, Wangsa Maju
53300 Kuala Lumpur
Tel +60-3-4142 8622
Fax +60-3-4142 9622

ASSA ABLOY Singapore PTE LTD.
Blk 211 Henderson Road
#12-04 Henderson Ind. Park
Singapore 159552
Tel: +65 274 48 68
Fax: +65 274 53 57

ASSA ABLOY Thailand Ltd
4 Soi Pattanakarn 41, Pattanakarn Rd.
Kwang Suanluang
0250 City Khet Suanluang
Bangkok
Tel +662-722 737 /ext. 1-4
Fax +662-722-737 /ext. 5-6

Australia

ABLOY SECURITY PTY LTD
Unit 5, 372 Eastern Valley Way
Chatswood, NSW 2068
Tel: +61 2 9882 6066
Fax: +61 2 9882 6050

LOCKWOOD SECURITY PRODUCTS PTY LTD
P.O. Box 42
Oakleigh
Victoria 3166
Tel: +61 3 8574 3888
Fax: +61 3 8574 3400

TRIMEC TECHNOLOGY PTY LTD
5/23 Resolution Drive
Caringbah, NSW 2229
Tel: +61 2 9524 0911
Fax: +61 2 9525 7390

Belgium

DUPÉRAY S.A
Rue van Ysendijck 48-50
1030 Brussels
Tel: +32 2 247 79 11
Fax: +32 2 216 17 49

LITTO N.V.
Canadalaan 73
8620 Nieuwpoort
Tel: +32 58 23 41 01
Fax: +32 58 23 89 64

Brazil

LA FONTE SISTEMAS DE
SEGURANCA LTDA
Rua Augusto Ferreira de Moraes,
618 – Socorro
CEP 04763-001
São Paulo
Tel: +55 11 5693 4700
Fax: +55 11 5521 9803

Canada

ASSA ABLOY OF CANADA
3475 14th Avenue
Markham, Ontario L3R 0H4
Tel: +1 905 940 2040
Fax: +1 905 940 3242

ABLOY CANADA Inc.
9630 Trans Canada Hwy.
Montreal, QC H4S 1V9
Tel: +1 514 335 9500
Fax: +1 514 335 0430

FLEMING DOOR PRODUCTS LTD
20 Barr Road
Ajax, Ontario L1S 3X9
Tel: +1 905 683 3667
Fax: +1 905 427 1668

MEDECO CANADA
545 Parkside Drive
Waterloo, Ontario N2L 5E7
Tel: +1 519 888 7000
Fax: +1 519 888 6134

YALE-CORBIN CANADA LIMITED
6940 Edwards Blvd.
Mississauga, Ontario L5T 2W2
Tel: +1 905 564 5854
Fax: +1 905 564 8182

China

ASSA ABLOY ASIA PACIFIC LTD
Room 1314 Park-In Commercial Centre
56 Dundas Street, Mongkok
Kowloon, Hong Kong
Tel: +852 2260 7220
Fax: +852 2834 7943

GULI SECURITY PRODUCTS LIMITED
33-35 Chrysanthemum Road East
Xiaolan, Zhongshan
Guangdong 528415
Tel: +86 760 210 2326
Fax: +86 760 210 0316

Czech Republic

FAB A.S
Strojnická 633,
516 21 Rychnov nad Kneznov
Tel: +420 445 511 111
Fax: +420 445 534 641

ABLOY CZECH S.R.O
Kounicka 70
100 00 Praha 10
Tel: +420 2 74 822 585
Fax: +420 2 74 822 540

Denmark

FIX A/S
Baunehøjvej 9
8600 Silkeborg
Tel: +45 86 81 61 22
Fax: +45 86 81 00 26

RUKO A/S
Postboks 505
2730 Herlev
Tel: +45 44 54 44 54
Fax: +45 44 54 44 44

RUKO SERVICE A/S
Postbox 505
Marielundvej 20
2730 Herlev
Tel: +45 44 54 44 54
Fax: +45 44 54 44 44

M. SLOTH & CO. A/S
Marielundsvej 20
2730 Herlev
Tel: +45 36 41 28 88
Fax: +45 44 54 44 44

Estonia

ABLOY OY EESTI FILIAAL
Pärnu mnt. 139 F
113 17 Tallinn
Tel: +372 6 50 45 90
Fax: +372 6 50 45 91

ASSABALT LTD
Valdeku 132,
112 16 Tallinn
Tel: +372 6 559 101
Fax: +372 6 559 100

Finland

ABLOY OY
P.O. Box 108
80101 Joensuu
Tel: +358 13 2501
Fax: +358 13 250 2209

BJÖRKBODA LÅS OY AB
25860 Björkboda
Tel: +358 2 424 402
Fax: +358 2 424 249

France

ASSA ABLOY SOUTH EUROPE
BP 524
10081 Troyes, Cedex
Tel: +33 3 25 42 30 71
Fax: +33 3 25 43 40 04

BEZAULT S.A
25, rue Michel-Couet
49160 Longué Jumelles
Tel: +33 2 41 53 21 00
Fax: +33 2 41 38 81 45

FICHET SERRURERIE BATIMENT
B.P. 1080
76260 Eu
Tel: +33 3 22 61 27 00
Fax: +33 3 22 61 27 27

JPM S.A.
40 Route de Paris
Avermes
03021 Moulins Cedex
Tel: +33 4 70 48 40 00
Fax: +33 4 70 48 40 96

LAPERCHE S.A
B.P 5
80531 Friville Cedex
Tel: +33 3 22 60 31 00
Fax: +33 3 22 30 17 18

STREMLER S.A.
Route Nationale
80860 Nouvion-en-Ponthieu
Tel: +33 3 22 23 76 00
Fax: +33 3 22 23 76 09

VACHETTE S.A
BP 524
10081 Troyes Cedex
Tel: +33 3 25 42 30 30
Fax: +33 3 25 42 40 04

Germany

ASSA-RUKO SICHERHEITSSYSTEME GMBH
Vogelsanger Strasse 187
50825 Köln
Tel: +49 221 54 30 76
Fax: +49 221 54 18 95

BAB-IKON GMBH SCHLIESSTECHNIK
Postfach 600419
14404 Potsdam
Tel: +49 331 288 80
Fax: +49 331 288 8106

IKON AG PRÄZISIONSTECHNIK
P.O.Box 370220, 14132 Berlin
Tel: +49 30 810 60
Fax: +49 30 810 626 00

EFFEFF FRITZ FUSS GMBH & CO.
Postfach 100490
72425 Albstadt-Ebingen
Tel: +49 7431 123 0
Fax: +49 7431 123 240

KESO DEUTSCHLAND GMBH
Maurerstrasse 6
21244 Buchholz i.d.N.
Tel: +49 4181 9240
Fax: +49 4181 924 100

WILHELM DÖRRENHAUS GMBH
Postfach 100180
42501 Krone bei Velbert
Tel: +49 2056 98 270
Fax: +49 2056 98 2798

Hungary

ASSA ABLOY HUNGARY KFT.
1125 Budapest
Kútvölgyi út. 23
Tel: +36 1 214 1622
Fax: +36 1 214 1623

Israel

MUL-T-LOCK ISRAEL LTD.
P.O. Box 637
Yavne 81104
Tel: +972 8 9424 333

Italy

MAB MASELLIS INDUSTRIALE S.P.A.
Via Del Tuscolano 6
401 28 BOLOGNA
Tel: +39 051 321 567
Fax: +39 051 325 108

NUOVA F.E.B. S.R.L.
Via Seragnoli, 7
401 38 BOLOGNA
Tel: +39 051 60300 11
Fax: +39 051 60137 81

YALE CORNI SISTEMI DI SICUREZZA S.P.A.
Viale delle Nazioni 66
411 00 Modena
Tel: +39 059 413 111
Fax: +39 06 928 945 80

YALE SECURITY GROUP ITALY
Via dei Rutuli 74/76
040 11 Aprilia (LT)
Tel: +39 06 928 941
Fax: +39 06 928 945 80

Mexico

GRUPO INDUSTRIAL PHILLIPS S.A. DE C.V.
16 de Septiembre 105
553 70 Naucalpan
Tel: +52 21 22 0512
Fax: +52 5 576 5402

TESA S.A. DE C.V.
Avenida 8 de Julio
No. 2722 Zona Industrial (Z.I.)
Gualadajara, Jalisco C.P. 44940
Tel: +52 33 3668 0110

YALE SECURITY MEXICO
Viaducto Rio de La Piedad, 525-A
Colonia Granjas
Mexico 8400 D.F. Mexico
Tel: +52 55 58 030800
Fax: +52 55 58 030872

Netherlands

AMBOUW B.V
Postbox 199
3870 CD Hoevelaken
Tel: +31 33 25 35 014
Fax: +31 33 25 35 064

LIPS NEDERLAND B.V.
P.O. Box 59
3300 AB Dordrecht
Tel: +31 78 639 4041
Fax: +31 78 639 4605

New Zealand

INTERLOCK GROUP LIMITED
P.O. Box 15
6, Portsmouth Road
103, Miramar, Wellington
Tel: +64 4 388 8355
Fax: +64 4 388 8353

LOCKWOOD ARROW N.Z
9B Mahunga Drive,
Mangere Bridge, Auckland,
Tel: +64 9 634 5590
Fax: +64 9 634 5589

Norway

ELSAFE INTERNATIONAL A.S.
7120 Leksvik
Tel: +47 74 85 35 00
Fax: +47 74 85 80 30

LÅSGRUPPEN A.S
PB 454 Brakerøya
3002 Drammen
Tel: +47 32 80 98 00
Fax: +47 32 80 98 52

TRIOVING A.S
Postboks 510 Høyden
1522 Moss
Tel: +47 69 24 52 00
Fax: +47 69 24 52 50

VINGCARD A.S (HEADQUARTERS)
P.O. Box 511
1411 Kolbotn
Tel: +47 66 81 40 00
Fax: +47 66 81 40 50

VINGCARD PRODUKSJON
P.O. Box 511
1522 Moss
Tel: +47 69 24 50 00
Fax: +47 69 24 50 50

Poland

ASSA ABLOY POLAND SP. ZO.O.
ul Warszawska 76
05-092 Lomianki
Tel: +48 22 751 40 25
Fax: +48 22 751 53 56

Portugal

ASSA PORTUGUESA, LDA
Avenida da Quinta Grande, 89D
Alfragide (Norte)
2720-483 Amadora
Tel: +351 21 471 96 23
Fax: +351 21 471 96 25

Romania

S.C. ASSA ABLOY ROMANIA S.R.L.
Str, Mircea Cel Batran, Nr 30-34
2200 Brasov
Tel: +40 68 420 131
Fax: +40 68 420 131

S.C. URBIS SECURITY S.R.L.
Preciziei Street, No. 5, B-Dul, Sector 6
77562 Bucharest
Tel: +40 1 434 0945
Fax: +40 1 221 1578

Russia

ABLOY OY REPR. OFFICE
Visiting address: Prospekt Vernadskogo 78 E
117454 Moscow
Tel: +7 095 937 5090
Fax: +7 095 937 5091
Mail address: ABLOY OY MOSCOW
P.O. Box 335
535 01 Lappeenranta, Finland

Slovak Republic

FAB SLOVAKIA S.R.O. - Projects Division
Skolská 14
811 07 Bratislava
Tel: +421 2 434 139 93
Fax: +421 2 434 139 93

ABLOY SLOVAKIA S.R.O.
Caratovski 26 A
841 02 Bratislava
Tel: +421 2 434 139 93
Fax: +421 2 434 139 93

South Africa

ASSA ABLOY (SA) (PTY) LTD
P.O. Box 82682
Southdale 2135
Tel: +27 11 681 4800
Fax: +27 11 760 1471

Spain

ASSA ABLOY IBERICA, S.L.
Basabe 3
20550 Aretxabaleta (Gipuzkoa)
Tel: +34 943 71 25 84
Fax: +34 943 79 62 96

AZBE B. ZUBIA S.A.
Basabe 3, P.O. Box 13
20550 Aretxabaleta (Gipuzkoa)
Tel: +34 943 71 29 29
Fax: +34 943 79 86 43

TESA Tallares de Escoriaza S.A.
Bario de Ventas no. 35
IRUN 20305
Tel: +34 943 66 91 00
Fax: +34 943 63 32 21

Sweden

ASSA AB
P.O. Box 371
631 05 Eskilstuna
Tel: +46 16 17 70 00
Fax: +46 16 17 70 49

ASSA INDUSTRI AB
P.O. Box 371
631 05 Eskilstuna
Tel: +46 16 17 70 00
Fax: +46 16 17 70 18

AB FAS LÅSFABRIK
P.O. Box 60
631 02 Eskilstuna
Tel: +46 16 17 02 33
Fax: +46 16 17 02 17

AKI LÅSGROSSISTEN AB
P.O. Box 42115
126 12 Stockholm
Tel: +46 8 449 24 00
Fax: +46 8 18 74 30

FIX AB
Bruksgatan 17
414 51 Gothenburg
Tel: +46 31 704 40 00
Fax: +46 31 14 23 55

SOLID AB
Sjöviksbacken 24 pl. 8
117 43 Stockholm
Tel: +46 8 685 10 00
Fax +46 8 685 10 20

TIMELOX AB
Lodjursgatan 2
261 44 Landskrona
Tel: +46 418 513 00
Fax: +46 418 286 96

Switzerland

IKON SA
B.P. 275
En Budron A6
1052 Le Mont-sur-Lausanne
Tel: +41 21 654 26 66
Fax: +41 21 654 26 60

KESO AG
Untere Schwandenstrasse 22
8805 Richterswil
Tel: +41 1 787 34 34
Fax: +41 1 787 35 35

ROFU AG
Rautistrasse 71
88043 Zürich
Tel: +41 1 404 10 60
Fax: +41 1 404 10 67

Ukraine

ABLOY OY REPR. OFFICE
Marka Vovchka Street 18-A
04073 Kiev
Tel: +380 44 418 97 73
Fax: +380 44 430 32 18

United Kingdom

ABLOY SECURITY LTD.
2-3 Hatters Lane
Croxley Business Park
Watford, Hertfordshire WD1 8YY
Tel: +44 1923 255066
Fax: +44 1923 230281

ASSA LTD.
75 Sumner Road,
Croydon, Surrey CRO 3LN
Tel: +44 2086 885191
Fax: +44 2086 880285

C E MARSHALL (WOLVERHAMPTON) LTD.
Church Street, Willenhall
West Midlands WV13 1QW
Tel: +44 1902 364500
Fax: +44 1902 634 908

CHUBB LOCKS CUSTODIAL SERVICES LTD.
P.O. Box 61
Wednesfield Road, Wolverhampton
West Midlands WV10 0EW
Tel: +44 1902 455111
Fax: +44 1902 450185

GRORUD INDUSTRIES LTD.
Castleside Industrial Estate,
Consett, Co. Durham DH8 8HG
Tel: +44 1207 581485
Fax: +44 1207 580036

YALE SECURITY PRODUCTS UK LTD.
Wood Street, Willenhall
West Midlands WV13 1LA
Tel: +44 1902 366911
Fax: +44 1902 368535

United States

ASSA ABLOY NORTH AMERICA Inc.
P.O Box 9827
New Haven, CT 06536-0827
Tel: +1 203 624 52 25
Fax: +1 203 785 81 08

ABLOY SECURITY INC.
6005 Commerce Drive, Suite 330
Irving, TX 75063
Tel: +1 972 753 1127
Fax: +1 972 753 0792

ARROW LOCK MANUFACTURING CO INC.
10300 Foster Avenue
Brooklyn, NY 11236
Tel: +1 718 257 4700
Fax: +1 718 257 32 99

ASSA INC.
P.O Box 9453
New Haven, CT 06534-0453
Tel: +1 203 603 5959
Fax: +1 203 603 5953

CORBIN RUSSWIN, INC - CLARKSDALE
600 Hwy. 322
Clarksdale, MS 38614
Tel: +1 662 624 8391
Fax: +1 662 627 9786

CECO DOOR PRODUCTS
9159 Telecom Drive
Milan, TN 38358
Tel: +1 731 686 8345
Fax: +1 731 686 4211

CURRIES CO.
P.O Box 1648
Mason City, IA 50402-1648
Tel: +1 641 423 1334
Fax: +1 641 423 9104

DOMINION BUILDING PRODUCTS
Corporate Headquarters
6949 Fairbanks North Houston
Houston, TX 77040
Tel: +1 713 466 6790
Fax: +1 832 467 0290

EMTEK PRODUCTS INC.
15250 E. Stafford Street
City of Industry, CA 91744
Tel: +1 626 961 0413
Fax: +1 626 336 2812

ESSEX INDUSTRIES, INC.
P.O. Box 9804
New Haven, CT 06536-0804
Tel: +1 203 624 5225
Fax: +1 203 499 68 40

FOLGER ADAM SECURITY INC.
16300 West 103rd Street
Lemont, IL 60439
Tel: +1 630 739 3900
Fax: +1 630 739 6400

GRAHAM MANUFACTURING CORP.
P.O. Box 1647
Mason City, IA 50402-1647
Tel: +1 641 423 2444
Fax: +1 641 423 1660

HES, INC.
2040 West Quail
Phoenix, AZ 85027
Tel: +1 623 582 4626
Fax: +1 623 582 4641

HID CORPORATION
9292 Jeronimo Road
Irvine, CA 92618
Tel: +1 949 598 1600
Fax: +1 949 598 1680

INDALA
3041 Orchard Parkway
San Jose, CA 95134-2017
Tel: +1 408 383 4000
Fax: +1 408 434 0365

MCKINNEY PRODUCTS CO
820 Davis Street
Scranton, PA 18505-5999
Tel: +1 570 346 7551
Fax: +1 570 342 4845

MEDECO HIGH SECURITY LOCKS
3625 Allegheny Drv.
P.O. Box 3075
Salem, VA 24153
Tel: +1 540 380 5000
Fax: +1 540 380 5010

NEL CORPORATION INC.
83 East Ave, Suite 107,
Norwalk, CT 06851
Tel: +1 203 866 9283
Fax: +1 203 838 4837

NORTON DOOR CONTROLS
3000 Highway 74 East
Monroe, NC 28112
Tel: +1 704 233 4011
Fax: +1 704 233 5053

RIXSON
9100 W. Belmont Avenue
Franklin Park, IL 60131
Tel: +1 847 671 5670
Fax: +1 847 671 0574

SARGENT MANUFACTURING CO.
P.O. Box 9725
New Haven, CT 06536-0915
Tel: +1 203 562 2151
Fax: +1 203 776 5992

SECURITRON MAGNALOCK CORPORATION
550 Vista Boulevard
Sparks, NV 89434
Tel: +1 775 355 5625
Fax: +1 775 355 5633

TRUSSBILT
2112 Old Highway 8 NW
New Brighton, MN 55112
Tel: +1 651 633 6100
Fax: +1 651 628 9482

VINGCARD, INC.
9333 Forest Lane
Dallas, TX 75243
Tel: +1 972 907 2273
Fax: +1 972 907 2771

YALE RESIDENTIAL SECURITY PRODUCTS, INC.
2725 B Northwoods Parkway
Norcross, GA 30071
Tel: +1 678 728 7400
Fax: +1 770 448 1102

YALE SECURITY GROUP
1902 Airport Road
Monroe, NC 28110
Tel: +1 704 283 2101
Fax: +1 704 283 9446

Zimbabwe

CHUBB UNION ZIMBABWE (PVT) LTD.
P.O. Box 2555
Harare
Tel: +26 34 759 196
Fax: +26 34 759 194

ASSA ABLOY's ANALYSTS

ANDERS TRAPP	Enskilda Securities	+46 8 5222 97 57	anders.trapp@enskilda.se
ANDERS IDBORG	Carnegie	+46 8 676 86 88	andidb@carnegie.se
ANDERS JEGERS	ABG Sundal Collier	+44 20 7905 5631	anders.jegers@abgsc.com
ANDERS FAGERLUND	UBS Warburg	+46 8 453 73 30	anders.fagerlund@ubsw.com
CLAES RASMUSON	HSBC Investment Bank	+46 8 454 5510	claes.rasmuson@hsbcib.com
CHRISTIAN DIEBITSCH	BNP Paribas	+44 20 7595 3467	christian.diebitsch@bnpparibas.com
JAN DWORSKI	CAI Cheuvreux	+46 8 723 5175	jdworsky@caicheuvreux.com
JOHAN SIVANDER	Nordea Securities	+46 8 407 9249	johan.sivander@nordeasecurities.com
LARS NORRBY	Alfred Berg	+46 8 7235965	lars.norrby@alfredberg.se
MATTIAS KARLKJELL	Deutsche Bank	+46 8 463 55 00	mattias.karlkjell@db.com
MATHIAS WALLERSTRÖM	Danske Capital	+46 8 56881905	mathias.wallerstrom@danskecapital.com
MATTHEW LLOYD	Credit Lyonnais Securities	+44 20 7214 5558	matthew.lloyd@creditlyonnais.co.uk
OLOF JONASSON	Handelsbanken Investment Banking	+46 8 701 12 51	oljo03@handelsbanken.se
PATRIK MARSHALL	Credit Suisse First Boston	+44 20 7888 0289	patrik.marshall@scsb.com
PETER EKLÖF	Nordiska	+46 8 791 4784	peter.eklof@nordiska.com
ÖRJAN RÖDEN	Danske Securities	+46 8 5688 1500	orjan.roden@danskesecurities.com



Photo: Ulf Huett Nilsson and Lennart Ström
Illustrations: Ehrenstråhle & Co. English editing: Marcom International.
Production: Ehrenstråhle & Co AB. Print: ATT Grafiska, Stockholm 2002.











ASSA ABLOY

ASSA ABLOY AB (publ.)

Postal Address: P.O. Box 70340, SE-107 23 Stockholm • *Visiting Address:* Klarabergsviadukten 90

Phone: +46 (0)8 506 485 00 • *Fax:* +46 (0)8 506 485 85

Registered No.: SE.556059-3575 • *Registered Office:* Stockholm, Sweden • www.assaabloy.com